As filed with the Securities and Exchange Commission on March 30, 2004

File No.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

CARRAMERICA REALTY OPERATING PARTNERSHIP, L.P.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	20-0882547
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

1850 K STREET, N.W. WASHINGTON, D.C.	20006
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)	(ZIP CODE)

REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE: (202) 729-1700

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS TO BE SO REGISTERED	NAME OF EACH EXCHANGE ON WHICH EACH CLASS TO BE REGISTERED
NOT APPLICABLE	NOT APPLICABLE

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

UNITS OF LIMITED PARTNERSHIP INTEREST

(TITLE OF CLASS)

You should rely only on the information contained in this document or in the documents to which we have referred you. We have not authorized anyone to provide you with information that is different. The information in this document may only be accurate on the date of this document.

As used in this Registration Statement on Form 10, which we refer to as this Form 10, unless the context otherwise requires, the terms “Operating Partnership,” “we,” “us,” and “our” refer to collectively to CarrAmerica Realty Operating Partnership, L.P. and its subsidiaries and affiliates (including CarrAmerica Realty Corporation) considered as a single enterprise.

We assume, for purposes of this Form 10, that our UPREIT conversion described under “Item 1. Business—General” has been completed. The UPREIT restructuring is contingent on our ability to secure consents from third party lenders, joint venture partners and others with whom we have contractual relationships. We expect the UPREIT conversion to be completed prior to this Form 10 becoming effective.

i

Item 1. Business

General

CarrAmerica Realty Operating Partnership, L.P., a Delaware limited partnership, was formed on March 17, 2004 in connection with a restructuring of the holdings of CarrAmerica Realty Corporation, which we refer to as CarrAmerica, a fully integrated, self-administered and self-managed publicly traded real estate investment trust, or REIT. CarrAmerica has restructured the manner in which it holds its assets by converting to what is commonly referred to as an umbrella partnership REIT, or UPREIT, structure. In connection with this conversion, CarrAmerica contributed substantially all of its assets to the Operating Partnership in exchange for units of common and preferred partnership interest in the Operating Partnership and the assumption by the Operating Partnership of substantially all of CarrAmerica’s liabilities. CarrAmerica now conducts and intends to continue to conduct its activities through the Operating Partnership. The Operating Partnership is managed by CarrAmerica as the sole general partner of the Operating Partnership. As sole general partner of the Operating Partnership, CarrAmerica will generally have the exclusive power under the partnership agreement to manage and conduct the business of the Operating Partnership, subject to certain limited approval and voting rights of the other limited partners. See “Description of Registrant’s Securities to Be Registered.”

The contribution by CarrAmerica of substantially all of its assets to the Operating Partnership and the assumption by the Operating Partnership of substantially all of CarrAmerica’s liabilities is accounted for as a transfer between entities under common control and, accordingly, the assets and liabilities are recorded by the Operating Partnership at their carrying amounts in the accounts of CarrAmerica at the date of transfer. For periods prior to the transfer, CarrAmerica is considered the predecessor of the Operating Partnership and the historical financial statements of CarrAmerica, which are filed as an exhibit to this registration statement on Form 10, are the historical financial statements of the Operating Partnership. The different legal and ownership structures of the Operating Partnership and CarrAmerica will require certain changes in the presentation of the historical financial statements (e.g., the Operating Partnership will report partners’ capital rather than stockholders’ equity in its consolidated balance sheets, certain disclosures made by CarrAmerica would not apply to the Operating Partnership and transactions affecting partners’ capital of the Operating Partnership will be treated as transactions with CarrAmerica rather than transactions with CarrAmerica’s shareholders). However, these changes will have no effect on net income or net assets reported in the historical financial statements.

We focus on the acquisition, development, ownership and operation of office properties, located primarily in selected markets across the United States. As of December 31, 2003, we owned greater than 50% interests in 259 operating office buildings and one residential property under construction. The 259 operating office buildings contain a total of approximately 20.4 million square feet of net rentable area. The stabilized operating buildings (those in operation more than one year) in which we owned a controlling interest as of December 31, 2003 were 87.8% leased. These properties had approximately 1,040 tenants. As of December 31, 2003, we also owned minority interests (ranging from 15% to 50%) in 38 operating office buildings and one building under construction. The 38 operating office buildings contain a total of approximately 6.0 million square feet of net rentable area. The one office building under construction will contain approximately 476,000 square feet of net rentable area. The stabilized operating buildings in which we owned a minority interest as of December 31, 2003 were 88.1% leased.

The Operating Partnership is capitalized through the issuance of units. CarrAmerica serves as the sole general partner of the Operating Partnership and owns the general partnership interest and substantially all of the common limited partnership interest. CarrAmerica’s wholly owned subsidiary, CarrAmerica OP, LLC, a Delaware limited liability company, owns a nominal common limited partnership interest in the Operating Partnership. Together, CarrAmerica and CarrAmerica OP, LLC own a number of common units in the Operating Partnership equal to the number of shares of common stock of CarrAmerica outstanding on the date hereof. In connection with the UPREIT conversion, the Operating Partnership also issued to CarrAmerica 8,050,000 Series E Cumulative Redeemable Preferred Partnership Units with terms that are substantially the same as the economic terms of CarrAmerica’s Series E preferred stock.

CarrAmerica was organized as a Maryland corporation on July 9, 1992 and is qualified as a real estate investment trust for federal income tax purposes. Its common stock is listed on the New York Stock Exchange under the symbol “CRE.” We and our predecessors, CarrAmerica and The Oliver Carr Company (“OCCO”), have developed, owned and operated office buildings in the Washington, D.C. metropolitan area for more than 40 years. Our experienced staff of approximately 720 employees, including about 415 on-site building employees, provides a broad range of real estate services.

Our principal executive offices are located at 1850 K Street, N.W., Washington, D.C. 20006. Our telephone number is 202-729-1700. Our web site can be found at www.carramerica.com.

Business Strategy

        Our primary business objectives are to achieve long-term sustainable per share earnings and cash flow growth and to maximize stockholder value by acquiring, developing, owning and operating office properties primarily in markets throughout the United States that CarrAmerica believes exhibit strong, long-term growth characteristics. We believe that we utilize our knowledge of our core markets to evaluate market conditions and determine whether those conditions favor acquisition, development or disposition of assets. During the last five years, we have actively deployed capital between acquisitions and development in order to create a portfolio with strong long-term growth prospects. In addition to seeking growth through acquisitions and development, we continue to strive to retain tenants and attract new tenants in our existing portfolio. We believe that our focus on our local relationships in our core markets, on customer service, primarily through superior property management, and on fast and responsive leasing initiatives has enabled us to maintain the highest possible portfolio performance in a challenging office market.

Our principal segment of operations is real estate property operations, which consists primarily of commercial property ownership. Approximately 95.3% of our operating revenues for the year ended December 31, 2003 were associated with our real estate property operations. Other business activities, including development and property management services, are included in other operations.

Market Focus

Core Market Data and Outlook

We have properties in twelve U.S. markets. While we are active in all of our markets, our invested capital is concentrated in four markets: San Francisco, California; Washington, D.C.; Southern California and Seattle, Washington. During 2003, 77.7% of our total property operating income was derived from these markets.

Each of our markets is managed by a Market Managing Director (MMD), who is responsible for maximizing returns on our existing portfolio and pursuing investment, development and service opportunities. They ensure that we are consistently meeting the needs of our customers, identifying new growth or capital deployment opportunities and sustaining active relationships with real estate brokers. Because of their ties and experience in the local markets, our MMDs have extensive knowledge of local conditions in their respective markets and are invaluable in building our local operations and investment strategies.

Our property operating income by market for the year ended December 31, 2003 was as follows:

Market	Percent of Property Operating[1] Income for the Year Ended 12/31/03
San Francisco Bay Area	31.5
Washington, D.C. Metro	25.3
Southern California	14.8
Seattle	6.1
Atlanta	5.2
Chicago	3.5
Dallas	3.2
Phoenix	3.1
Denver	2.9
Salt Lake City	2.1
Austin	1.3
Portland	1.0

100.0

[1]	Property operating income is total property operations revenue less property operating expenses.

As a result of the recent weak economic climate, the office real estate markets have been materially affected. The contraction of office workforces has reduced demand for office space and overall vacancy rates for office properties increased in all of our markets through 2002 and our operations were adversely impacted. In 2003, vacancy rates appeared to peak in many of our markets and some positive net absorption of space started to occur. With respect to our four largest markets, Washington, D.C., Southern California and Eastside Seattle experienced positive net absorption and decreasing vacancy rates in 2003. Within the Washington, D.C. region, Northern Virginia’s vacancy rates declined in 2003 while downtown Washington, D.C.’s vacancy rate increased slightly due to construction deliveries. However, with a vacancy rate of 8.4% at the end of 2003, downtown Washington, D.C. remains one of the healthiest markets in the United States. Northern California has experienced some positive net absorption in small pockets, but overall the market has continued to show negative net absorption and increased vacancy rates. We expect Northern California’s office rental market recovery to lag behind its other markets. However, because vacancy rates are still at high levels in most markets, we do not expect any material improvement in leasing conditions until later in 2004. The occupancy in its portfolio of stabilized operating properties decreased to 87.8% at December 31, 2003 compared to 92.3% at December 31, 2002 and 95.3% at December 31,

2001. Market rental rates have declined in most markets from peak levels and there may be additional declines in some markets in 2004. Rental rates on space that was re-leased in 2003 and 2002 decreased an average of 12.3% and 12.1%, respectively, in comparison to rates that were in effect under expiring leases.

Market Strategy

While we believe that most of our core markets provide opportunities for strong returns on investment, we believe that the supply and demand characteristics of our four largest markets will result in higher returns from long term ownership. We regularly re-evaluate our investment focus between our markets and periodically reallocate capital between them. As part of our continuing evaluation of our portfolio, we have determined that we will be better positioned in this market environment by concentrating our focus in markets where we have greater scale and market penetration, which we believe will enable us to reduce overhead while maintaining our growth initiatives and the diversification of our tenant base. As a result of this determination, we announced an initiative to begin in early 2004 to exit the Atlanta, Georgia and Portland, Oregon markets and redeploy that capital in other markets where we believe we will recognize a greater return on our invested capital. In addition, as part of our ongoing portfolio evaluation process, we review from time to time entering into new markets where we believe that we can successfully compete with existing property owners and obtain attractive returns on our investments.

Disciplined Investment Strategy

We have established a set of physical, geographic and financial criteria to evaluate how we allocate our capital resources among investment choices. Our disciplined investment strategy is adjusted from time to time in response to market changes or corporate priorities between markets or asset types depending upon the market or the investment opportunity. In general, we focus our investing on high quality assets that improve our quality of cash flows via the location of the asset, its physical characteristics and/or the creditworthiness of the property’s tenants. Consistent with this strategy, we are currently focusing our new investment capital on upgrading our portfolio by seeking to acquire Class A properties primarily in the Washington, D.C. metro area, Northern and Southern California and Seattle, Washington and pursuing investments opportunistically in our other markets.

Acquisitions

From time to time, we have been very active in acquiring office properties. We believe that our responsiveness to seller timing and structural parameters helps provide us with a competitive advantage in consummating acquisitions in a highly-competitive marketplace. During 2003, we acquired one operating property from a third party and the remaining outside 50% interest in a joint venture which owns an operating property and we entered into two new joint ventures that acquired operating properties. The acquisitions involved properties totaling almost 1.6 million rentable square feet and our investment was approximately $112.4 million including assumed debt. We will continue to selectively pursue acquisitions in our markets where attractive opportunities exist, particularly when pricing yields make acquisitions of existing properties attractive in comparison to new property development. We currently expect that our acquisitions will exceed our dispositions by approximately $50 million on a weighted average basis in 2004 as we implement our strategy to upgrade our portfolio by recycling capital out of underperforming markets, including Atlanta and Portland, and redeploying such capital primarily in our Washington, D.C., Northern and Southern California and Seattle, Washington markets.

Dispositions

We also may dispose of assets that become inconsistent with our long-term strategic or return objectives. We may then redeploy the proceeds from the dispositions into other office properties, or use them to fund development operations or to support other corporate needs. We also may contribute properties that we own to joint ventures with third parties.

We continually review our markets and their returns. At the end of 2003, we decided, based on their returns and market factors, that we will exit the Portland and Atlanta markets as soon as practicable. We began marketing these properties late in the first quarter of 2004. We intend to reinvest the proceeds from the sale of the Portland/Atlanta properties in other markets where we believe we will recognize a greater return on our invested capital. A summary of the net book value of the assets and operating results of our Portland and Atlanta properties as of and for the year ended December 31, 2003 is as follows:

	Amount (In thousands)	% of Total
Assets (net book value)	$206,402	7.3%
Rental revenue	33,663	6.5%
Property operating income[1]	19,683	6.2%

[1]	Property operating income is property operating revenue less property operating expenses.

Development

Development of office properties is a component of our long-term growth strategy. We believe that long-term investment returns resulting from stabilized properties we develop should generally exceed those from properties we acquire. We seek to control development risks by:

•	employing extensively trained and experienced development personnel;

•	avoiding the assumption of entitlement risk in conjunction with land acquisitions;

•	entering into guaranteed maximum price construction contracts with seasoned and credible contractors;

•	focusing on pre-leasing space and build-to-suit opportunities with our customer network; and

•	analyzing the supply and demand characteristics of a market before commencing inventory development in that market.

In the current environment, we have maintained our strategy of reduced speculative development activities and we instead have focused on fee-based development services for third parties and the development of build-to-suit pre-leased projects.

Financing

We manage our capital structure to reflect a flexible, long-term investment approach, generally seeking to match the stable return nature of our assets with a mix of equity and various debt instruments. We mainly use fixed rate debt instruments in order to match the returns from our real estate assets. We also utilize variable rate debt for short-term financing purposes or to protect against the risk, that at certain times, fixed rates may overstate our long-term costs of borrowing if assumed inflation or growth in the economy implicit in higher fixed interest rates do not materialize. At times, our mix of variable and fixed rate debt may not suit our needs. At those times, we use derivative financial instruments, including interest rate swaps and caps, forward interest rate options or interest rate options in order to assist us in managing our debt mix. We will either hedge our variable rate debt to give it a fixed interest rate or hedge fixed rate debt to give it a variable interest rate. We believe that our current leverage ratio is appropriate and we do not expect to materially increase our leverage ratio in 2004 to grow our portfolio.

It is management’s intention that the Operating Partnership have access to the capital resources necessary to expand and develop its business. Accordingly, we may seek to obtain funds through debt financing and/or equity offerings of CarrAmerica, the proceeds of which will be contributed by CarrAmerica to the Operating Partnership. The Operating Partnership may also offer its units in exchange for property and repurchase or otherwise reacquire its units or any other securities.

Joint Ventures

We use joint venture arrangements selectively to reduce investment risk by diversifying capital deployment and to enhance returns on invested capital through fee income derived from service arrangements with joint ventures. For example, in 2003, we invested in two joint ventures with Beacon Capital Partners, LLC. Both of these ventures present the opportunity for long term, high quality returns although the immediate returns are lower than optimal due to property vacancy levels.

Corporate Structure

In December 2003, CarrAmerica’s Board of Directors approved a plan to restructure the manner in which CarrAmerica holds its assets, by converting to an UPREIT structure. To effect the UPREIT restructuring, CarrAmerica formed the Operating Partnership, to which it contributed substantially all of its assets in exchange for units of common and preferred partnership interest in the Operating Partnership and the assumption by the Operating Partnership of substantially all of CarrAmerica’s liabilities, including the assumption of the obligations under its unsecured credit facility and its senior unsecured notes.

Substantially all of CarrAmerica’s business is conducted through the Operating Partnership and its primary asset is its interest in the Operating Partnership. CarrAmerica undertook the UPREIT restructuring to enable it to better compete with other office REITs, many of which are structured as UPREITs, for the acquisition of properties from tax-motivated sellers. As an UPREIT, we anticipate that the Operating Partnership will be able to issue units of limited partnership interest in the Operating Partnership to tax-motivated sellers who contribute properties to the Operating Partnership, thereby enabling those sellers to realize certain tax benefits that would be unavailable if we purchased properties directly for cash. In addition, due to certain tax and timing considerations, the UPREIT restructuring will better position us to take advantage of merger or strategic acquisition opportunities that may present themselves in the future. We have not currently identified and we are not currently pursuing any material acquisitions that would be structured as Operating Partnership contributions or merger opportunities.

The Operating Partnership is capitalized through the issuance of units. CarrAmerica serves as the sole general partner of the Operating Partnership and owns the general partnership interest and substantially all of the common limited partnership interest. CarrAmerica’s wholly owned subsidiary, CarrAmerica OP, LLC, a Delaware limited liability company, owns a nominal common limited partnership interest in the Operating Partnership. Together, CarrAmerica and CarrAmerica OP, LLC own a number of common units in the Operating Partnership equal to the number of shares of common stock of CarrAmerica outstanding on the date hereof. In connection with the UPREIT conversion, the Operating Partnership also issued to CarrAmerica 8,050,000 Series E Cumulative Redeemable Preferred Partnership Units with terms that are substantially the same as the economic terms of CarrAmerica’s Series E preferred stock.

The Operating Partnership is managed by CarrAmerica as the sole general partner of the Operating Partnership. Even if CarrAmerica in the future admits additional limited partners, as the sole general partner of the Operating Partnership, CarrAmerica will generally have the exclusive power under the partnership agreement to manage and conduct the business of the Operating Partnership, subject to certain limited approval and voting rights of the limited partners, in most cases including CarrAmerica.

2003 Activities

Acquisition Activity

During 2003, we acquired one operating property from a third party and the remaining outside 50% interest in a joint venture which owns an operating property. These properties have a total of approximately 340,000 rentable square feet and the purchase cost was approximately $85.2 million, including assumed debt. The table below details our 2003 consolidated acquisitions.

Property Name	Market	Month Acquired	Number of Buildings	Rentable Square Footage	Purchase Price (000)
500 Forbes	San Francisco, CA	Sep-03	1	156,000	$51,122
1717 Pennsylvania[1]	Washington, DC	Oct-03	1	184,446	34,060

			2	340,446	$85,182

1	We acquired the 50% interest of our partner.

Also, during 2003, we entered into two new joint venture arrangements which acquired operating properties. The table below details our 2003 joint venture investments.

Property Name	Market	Month Acquired	Ownership Percentage	Number of Buildings	Rentable Square Footage	Investment Cost[1] (000)
10 Universal City Plaza	Los Angeles, CA	Jun-03	20%	1	774,240	$13,450
1888 Century Park East	Los Angeles, CA	Dec-03	35%	1	474,973	13,744

				2	1,249,213	$27,194

[1]	Represents net investment in joint venture. Properties were encumbered by mortgages.

Disposition Activity

During 2003, we sold five operating properties totaling approximately 423,000 square feet and one parcel of land for approximately $51.9 million in cash recognizing a total gain on the sales of $14.5 million. At the end of 2003, we had one property under contract for sale. The table below details our 2003 dispositions.

Property Name	Market	Month Sold	Number of Buildings	Rentable Square Footage	Net Proceeds (000)
Wateridge	San Diego, CA	May-03	1	62,194	$9,277
Katella	Orange County, CA	Aug-03	1	80,609	10,138
Pacificare	Orange County, CA	Sep-03	1	104,377	14,485
Lakewood[1]	Atlanta, GA	Sep-03	1	80,816	4,621
Century Springs	Atlanta, GA	Nov-03	1	95,206	7,091
Penisula Corp land	Florida	Dec-03	—	—	6,248

			5	423,202	$51,860

[1]	We recognized an impairment loss of $2.7 million on this property in the second quarter of 2003.

During the fourth quarter of 2003, we entered into a contract to sell our Tower of the Hills property for approximately $11.0 million, which sale was consummated in the first quarter of 2004. Our carrying cost of the property was greater than the sales price, therefore, we recognized an impairment loss of approximately $3.0 million on this property in the fourth quarter of 2003.

Development Activity

During 2003, we placed in service approximately 61,000 rentable square feet of office space that was previously under development. The total project cost was approximately $8.0 million. We expect that the first year stabilized unleveraged return on this project will be approximately 6.4%. As of December 31, 2003, we had an approximately 476,000 rentable square foot office building in which we own a minority interest under construction, of which 252,000 rentable square feet had been placed in service. The total cost of this project is expected to be $159.0 million. Through December 31, 2003, $133.6 million had been expended or, 84.0% of the total expected investment for this project, with the remainder to be invested in 2004. In conjunction with this office development project, we developed a residential property with 29 condominium units. Total project costs for the residential property are expected to be $20.4 million of which $17.4 million had been expended as of December 31, 2003. The majority of the condominium units had been sold as of December 31, 2003.

Financing Activity

On September 25, 2003, CarrAmerica issued 8,050,000 shares of 7.5% Series E Cumulative Redeemable Preferred Stock with net proceeds of $194.7 million. These shares are not redeemable before September 25, 2008 unless redemption is necessary to maintain its status as a REIT. In connection with the UPREIT conversion, we issued to CarrAmerica 8,050,000 Series E Cumulative Redeemable Preferred Partnership Units with economic terms that substantially mirror the economic terms of CarrAmerica’s Series E preferred stock. See “Description of Registrant’s Securities to Be Registered—Terms of Series E Preferred Units.”

CarrAmerica’s Board of Directors has authorized CarrAmerica to spend up to $400.0 million to repurchase its common stock, preferred stock and debt securities, excluding the 9.2 million shares repurchased from Security Capital Group Incorporated (Security Capital) in November 2001 and its preferred stock redemptions of 4.0 million, 2.0 million and 7.9 million shares in September 2002, March 2003 and October 2003, respectively, which were separately approved.

Since the start of this program in mid-2000 through 2003, CarrAmerica has acquired approximately 10.4 million of its common shares for an aggregate purchase price of approximately $296.9 million, including 322,600 shares for approximately $7.9 million in 2003. CarrAmerica continues to monitor market conditions and other alternative investments in order to evaluate whether repurchase of its securities is appropriate. If CarrAmerica redeems shares of its capital stock, the unit of partnership interest held by CarrAmerica corresponding to that share will also be redeemed.

As of December 31, 2003, 67.2% of our debt carried a fixed rate of interest and 32.8% is subject to a variable rate of interest, including the debt effectively converted to a variable rate though the use of interest rate swap agreements.

Recent Developments

During the fourth quarter of 2003, we entered into a contract to sell our Tower of the Hills property for approximately $11.0 million, which sale was consummated in the first quarter of 2004. Our carrying cost of the property was greater than the sales price, therefore, we recognized an impairment loss of approximately $3.0 million on this property in the fourth quarter of 2003.

On March 23, 2004, CarrAmerica consummated the public offering of $225,000,000 principal amount of its 3.625% Senior Notes due 2009, which are guaranteed as to payment of principal, premium, if any, and interest by CarrAmerica Realty, L.P., a subsidiary of ours. In connection with the UPREIT conversion, we expressly assumed payment of the principal of and interest on all of the notes and the due and punctual performance and observance of all covenants and conditions in the indenture governing the notes. The notes mature on April 1, 2009, with interest payable semiannually on April 1 and October 1 of each year beginning October 1, 2004. We may redeem the notes at any time. Net proceeds to CarrAmerica in the offering were $222,691,750, which were used to pay down amounts outstanding under CarrAmerica’s unsecured revolving line of credit, under which we are now the primary obligor.

In connection with the pricing of the notes, CarrAmerica entered into an interest rate swap with respect to $100 million of the notes, effectively converting such notes from a fixed rate to a floating rate of 26.75 basis points over the six-month LIBOR rate payable in arrears. The swap will terminate on April 1, 2009. We are now the counterparty on the swap.

Forward-Looking Statements

Statements contained in this Form 10 which are not historical facts may be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Exchange Act. Such statements (none of which is intended as a guarantee of performance) are subject to certain risks and uncertainties, which could cause our actual future results, achievements or transactions to differ materially from those projected or anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Form 10 is filed with the Securities and Exchange Commission, or the SEC. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, the risks described in CarrAmerica’s Current Report on Form 8-K filed with the SEC on March 18, 2004, as the same may be supplemented from time to time. Such factors include, among others:

•	national and local economic, business and real estate conditions that will, among other things, affect:

•	demand for office space,

•	the extent, strength and duration of any economic recovery, including the effect on demand for office space and the creation of new office development,

•	availability and creditworthiness of tenants,

•	the level of lease rents, and

•	the availability of financing for both tenants and us;

•	adverse changes in the real estate markets, including, among other things:

•	the extent of tenant bankruptcies, financial difficulties and defaults,

•	the extent of future demand for office space in our core markets and barriers to entry into markets which we may seek to enter in the future,

•	our ability to identify and consummate attractive acquisitions on favorable terms,

•	our ability to consummate any planned dispositions in a timely manner on acceptable terms,

•	changes in operating costs, including real estate taxes, utilities, insurance and security costs;

•	actions, strategies and performance of affiliates that we may not control or companies in which we have made investments;

•	ability to obtain insurance at a reasonable cost;

•	ability to maintain CarrAmerica’s status as a REIT for federal and state income tax purposes;

•	the cost of the UPREIT restructuring;

•	ability to raise capital;

•	effect of any terrorist activity or other heightened geopolitical risks;

•	governmental actions and initiatives; and

•	environmental/safety requirements.

Available Information

CarrAmerica files annual, quarterly and current reports and other information with the SEC. After filing this Form 10, the Operating Partnership will be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q and other periodic reports with the SEC. You may read and copy materials that we have filed with the SEC, including this Form 10, at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet web site that contains reports, proxy statements and other information regarding issuers, including us, who file electronically with the SEC at www.sec.gov.

We are filing certain portions of CarrAmerica’s Annual Report on Form 10-K for the year ended December 31, 2003 and Notice of 2004 Annual Meeting of Stockholders and Proxy Statement as exhibits to this Form 10.

Risk Factors

In addition to the other information in this document, you should consider carefully the following risk factors in evaluating an investment in our securities. Any of these risks or the occurrence of any one or more of the uncertainties described below could have a material adverse effect on our financial condition and the performance of our business.

Our performance and the value of our securities are subject to risks associated with the real estate industry

We derive a substantial majority of our operating and net income from the ownership and operation of office buildings. If we do not generate income sufficient to meet our operating expenses, including debt service and capital expenditures necessary to maintain or improve our properties, our financial performance, the value of our real estate assets and our ability to pay distributions to CarrAmerica and any other of our securityholders, and consequently the value of our securities, will be adversely affected. We are susceptible to, among others, the following real estate industry risks:

•	downturns in the national, regional and local economic conditions where our properties are located, which generally will negatively impact the demand for office space and rental rates;

•	local conditions such as an oversupply of office properties, including space available by sublease, or a reduction in demand for high rise and other office properties, making it more difficult for us to lease space at attractive rental rates, or at all;

•	competition from other available office properties, which could cause us to lose current or prospective tenants to other properties or cause us to reduce our rental rates;

•	changes in market rental rates and our ability to fund repair and maintenance costs;

•	our ability to fund the cost of tenant improvements, leasing commissions and other costs associated with leasing or re-letting space;

•	earthquakes and other natural disasters, terrorist acts, civil disturbances or acts of war which may result in uninsured or underinsured losses;

•	our ability to collect rent from tenants; and

•	our ability to pay for adequate maintenance, insurance, utility, security and other operating costs, including real estate taxes and debt service payments, that are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from a property.

Further declines in overall economic activity, particularly in our San Francisco Bay Area, Washington, DC Metro Area and Southern California core markets, could adversely affect our operating results

As a result of the recent weak economic climate, the office real estate markets have been materially affected. The contraction of office workforces has reduced demand for office space and overall vacancy rates for office properties increased in all of our markets. The occupancy in our portfolio of stabilized operating properties decreased to 87.8% at December 31, 2003 compared to 92.3% at December 31, 2002 and 95.3% at December 31, 2001. Although we have begun to see some improvements in our markets, because vacancy rates are still at high levels in most markets, we do not expect any material improvement in leasing conditions until later in 2004. In addition to increasing vacancy rates, market rental rates have declined in most markets from peak levels and there may be additional declines in some markets in 2004. Rental rates on our space that was re-leased in 2003 decreased an average of 12.3% in comparison to rates that were in effect under expiring leases.

We are particularly subject to the economic risks in our San Francisco Bay Area, Washington, DC Metro Area and Southern California core markets. These markets represented approximately 31.5%, 25.3% and 14.7%, respectively, of our property operating income in 2003. A continued downturn in the economies of these markets, or the impact of a continued national economic downturn on these markets, could result in further reduced demand for office space and decreasing rental rates.

One of the factors contributing to the decline in occupancy for our office properties was the increased level of early lease terminations. Future rental income may be affected by future lease terminations, as we are unlikely to be able to collect upon termination the full contracted amount payable under the leases as well as the additional cost of re-leasing the space.

Further decreases in occupancy rates and/or further declines in rental rates, particularly in our San Francisco Bay Area, Washington, DC Metro Area and Southern California core markets, could adversely affect our revenues and results of operations in subsequent periods, which could have a material adverse effect on our liquidity and financial condition, our ability to make distributions to CarrAmerica and any other of our securityholders and result in a decline in the value of our securities.

We may be unable to renew leases or relet space on similar terms, or at all, as leases expire or are terminated, or may expend significant capital in our efforts to relet space

From 2004 through 2008, leases on our office properties will expire on a total of approximately 59.4% of our rentable square feet at our currently stabilized properties, with leases on over 10% of our rentable square feet expiring in each of those years. We may not be able to renew leases with our existing tenants or we may be unable to relet space to new tenants if our current tenants do not renew their leases or terminate their leases early. Even if our tenants renew their leases or we are able to relet the space, the terms and other costs of renewal or reletting, including the cost of required renovations, increased tenant improvement allowances, leasing commissions, declining rental rates and other potential concessions may be less favorable or more costly than the terms of our current leases or than we anticipate and could require the expenditure of significant amounts of capital. If we are unable to renew leases or relet space in a reasonable time, or if rental rates decline or tenant improvement, leasing commissions and other costs increase, it could have a material adverse effect on our results of operations, liquidity and financial condition and ability to make distributions to CarrAmerica and any other of our securityholders, which would result in a decline in the value of our securities.

Our properties face significant competition

We face significant competition from other owners, operators and developers of office properties. Substantially all of our properties face competition from similar properties in the same markets. Such competition may affect our ability to attract and retain tenants and reduce the rents we are able to charge. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to rent space at lower rental rates than ours or in their owners providing greater tenant improvement allowances or other leasing concessions. This combination of circumstances could adversely affect our results of operations, liquidity and financial condition, which could cause a decline in the value of our securities.

We face potential adverse effects from tenant delinquencies, bankruptcies or insolvencies

The bankruptcy or insolvency or other failure to pay of our tenants is likely to adversely affect the income produced by our properties. If a tenant defaults, we may experience delays and incur substantial costs in enforcing our rights as landlord. If a tenant files for bankruptcy, we may not be able to evict the tenant solely because of such bankruptcy or failure to pay. A court, however, may authorize a tenant to reject and terminate its lease with us. In such a case, our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. In addition, certain amounts paid to us within 90 days prior to the tenant’s bankruptcy filing could be required to be returned to the tenant’s bankruptcy estate. In any event, it is highly unlikely that a bankrupt or insolvent tenant would pay in full amounts it owes us under a lease. In other circumstances, where a tenant’s financial condition has become impaired, we have agreed to partially or wholly terminate the lease in advance of the termination date in consideration for a lease termination fee that is less than the agreed rental amount. Without regard to the manner in which the lease termination occurs, we are likely to incur additional costs in the form of tenant improvements and leasing commissions in our efforts to lease the space to a new tenant. In any of the foregoing circumstances, our results from operations, liquidity and financial condition could be adversely affected, which could result in a decline in the value of our securities.

New developments and acquisitions may fail to perform as expected

We continue to develop and acquire office properties. New office property developments are subject to a number of risks, including construction delays, complications in obtaining necessary zoning, occupancy and other governmental permits, cost overruns, financing risks, and the possible inability to meet expected occupancy and rent levels. If any of these problems occur, development costs for a project may increase, and there may be costs incurred for projects that are not completed. In deciding whether to acquire or develop a particular property, we make certain assumptions regarding the expected future performance of that property. We may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position, or may be unable to increase occupancy at a newly acquired property as quickly as expected, or at all. If newly acquired properties or development projects are not completed in the timing or at the costs expected or do not perform as expected, our results of operations, liquidity and financial condition may be adversely affected, which could result in a decline in the value of our securities.

Competition for acquisitions or an oversupply of properties for sale could adversely affect us

Generally, other major real estate investors with significant capital compete with us for attractive investment opportunities. These competitors include publicly traded REITs, private REITs, investment banking firms and private institutional investment funds. This competition could increase prices for office properties. We also compete with other real estate investors that may be able to provide better terms and conditions to sellers with tax sensitivities. We also face competition with other property owners in our efforts to dispose of assets, which may result in lower sales prices. Any such increase in prices for acquired office properties or decrease in prices for properties to be sold by us could impair our growth prospects or reduce our available capital, either of which could have an adverse effect on our liquidity and financial condition, resulting in a decline in the value of our securities.

We may not be able to sell properties when appropriate or on attractive terms

Real estate investments generally cannot be sold quickly. In addition, there are limitations under the federal income tax laws applicable to REITs and agreements that we have entered into in connection with the acquisition of some of our properties that may limit our ability to sell our assets. In addition, CarrAmerica is subject to income taxes on the sale of any properties owned by any of our taxable REIT subsidiaries. At the end of 2003, we decided, based on their returns and market factors, that we will exit the Portland and Atlanta markets as soon as practicable. We began marketing these properties late in the first quarter of 2004. We intend to reinvest the proceeds from the sale of the Portland/Atlanta properties in our other existing markets. However, our inability to sell our Portland and Atlanta or other properties in the time frame expected or at attractive prices could limit our ability to make acquisitions or other capital expenditures necessary to upgrade our portfolio or to recycle our capital to more productive markets, which could have an adverse effect on our liquidity and financial condition and our ability to service debt and make distributions to CarrAmerica and any other of our securityholders, resulting in a decline in the value of our securities.

Our use of debt subjects us to various financing risks

We regularly borrow money to finance our operations, particularly the acquisition and development of properties. We generally incur unsecured debt, although in some cases we will incur mortgage debt that is secured by one or more of our office buildings. In the future, our financial condition could be materially and adversely affected by our use of debt financing, in part due to the following risks:

•	No Limitation on Debt Incurrence. Our organizational documents do not limit the amount of debt we can incur. Our leverage could have important consequences to our securityholders, including affecting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, development or other general corporate purposes and making us more vulnerable to a downturn in business or the economy generally. In addition, as a result of the financial and operating covenants described below, our leverage could reduce our flexibility in conducting our business and planning for, or reacting to, changes in our business and in the real estate industry. Any such reduction in our ability to obtain additional financing or our flexibility to conduct our business could adversely affect our financial condition and results of operations. This could result in a decline in the value of our securities.

•	Possible Inability to Meet Scheduled Debt Payments; Potential Foreclosure. If our properties do not perform as expected, the cash flow from our properties may not be enough to make required principal and interest payments. If a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the holder of the mortgage or lender could foreclose on the property, resulting in loss of income and asset value. An unsecured lender could also attempt to foreclose on some of our assets in order to receive payment.

•	Inability to Refinance Debt. In most cases, very little of the principal amount that we borrow is repaid prior to the maturity of the loan. We generally expect to refinance that debt when it matures, although in some cases we may pay off the loan. If principal amounts due at maturity cannot be refinanced as a result of general economic downturns, if our credit rating is downgraded, if our properties do not perform as expected, or otherwise, or extended or paid with proceeds of other capital transactions, such as property sales or new equity capital, our cash flow could be insufficient to repay all maturing debt. Prevailing interest rates or other factors at the time of a refinancing (such as possible reluctance of lenders to make commercial real estate loans) may result in higher interest rates and increased interest expense that could adversely affect our results of operations, liquidity, financial condition, ability to service debt and make distributions to CarrAmerica and any other of our securityholders.

•	Financial Covenants Could Adversely Affect Our Financial Condition. Our credit facilities and the indentures under which our senior unsecured indebtedness is issued contain financial and operating covenants, including coverage ratios and other limitations on our ability to incur secured and unsecured indebtedness, sell all or substantially all of our assets and engage in mergers, consolidations and certain acquisitions. Failure to meet our financial covenants could result from, among other things, changes in our results of operations or general economic changes. These covenants may restrict our ability to engage in transactions that would otherwise be in our best interests. Failure to comply with any of the covenants under our unsecured credit facility or other debt instruments could result in a default under one or more of our debt instruments. This could cause our lenders to accelerate the timing of payments and would therefore have a material adverse effect on our business, operations, financial condition or liquidity.

As of December 31, 2003, we were in compliance with all of our loan covenants, however, our ability to draw on our unsecured credit facility or incur other unsecured debt in the future could be restricted by the loan covenants. Our maximum ratio of aggregate unsecured debt to tangible fair market value of our unencumbered assets (unencumbered leverage ratio) is 55%. As of December 31, 2003, our unencumbered leverage ratio was 52%. Our unencumbered leverage ratio is most significantly impacted by two key factors: the purposes for which we incur any additional unsecured debt and the performance of our operating properties. Incurring additional unsecured debt to acquire additional unencumbered assets does not impact our unencumbered leverage ratio as significantly as incurring additional unsecured debt for other purposes. The tangible fair market value of our unencumbered properties is calculated based on their operating income and our unencumbered leverage ratio could increase if our unencumbered properties perform poorly. If our unencumbered leverage ratio increases further, it could impact our business and operations, including limiting our ability to incur additional unsecured debt, including drawing on our unsecured line of credit, which is our primary source of short term liquidity, or to invest in properties through joint ventures.

•	Variable Interest Rates Could Increase the Cost of Borrowing. As of December 31, 2003, approximately 32.8% of our total financing was subject to variable interest rates, including our line of credit and debt related to interest rate swap agreements excluding the impact of interest rate cap agreements. Because we have not hedged significantly against interest fluctuations, significant increases in interest rates could dramatically increase our costs of borrowing. Additionally, interest rates on certain types of our debt are based on the credit rating of our debt by independent agencies, and would be substantially increased in the event that the credit ratings are downgraded.

•	Derivatives. We may use derivative financial instruments at times to limit market risk only for hedging purposes, not for speculation or trading purposes. Interest rate protection agreements may be used to convert variable rate debt to a fixed rate basis, to convert fixed rate debt to a variable rate basis or to hedge anticipated financing transactions. However, these arrangements may expose us to additional risks. Although our interest rate risk management policy establishes minimum credit ratings for counterparties, this does not eliminate the risk that a counterparty may fail to honor its obligations. Developing an effective interest rate risk strategy is complex and no strategy can completely insulate us from risks associated with interest rate fluctuations. In addition, hedging agreements may involve costs, such as transaction fees or breakage costs, if we terminate them. Any failure by us to effectively manage our exposure to interest rate risk through hedging agreements or otherwise, and any costs associated with hedging arrangements, could adversely affect our results of operations or financial condition. This could cause the value of our securities to decline.

An earthquake or terrorist act could adversely affect our business

Over 53.4% of our property operating income is generated by properties located in California and the State of Washington, which are high risk geographical areas for earthquakes. In addition, a significant portion of our properties is located in Washington, DC and other major urban areas which could be the target of future terrorist acts. Depending upon its magnitude, an earthquake or terrorist act could severely damage one or more of our properties or otherwise cause a loss of tenants or other economic downturn in the market in which the event occurs, which could adversely affect our business. Although we maintain earthquake and terrorism insurance for our properties and the resulting business interruption, any earthquake or terrorist attack, whether or not insured, could have a material adverse effect on our results of operations, liquidity and financial condition, and result in a decline in the value of our securities.

Our insurance may not be adequate to cover losses, including those that result from earthquakes or terrorist acts

Although we believe our properties are adequately covered by insurance, we cannot predict at this time if we will be able to obtain appropriate coverage at a reasonable cost in the future. Our insurance costs increased significantly in mid-2002. Due to various factors and coverage changes, our premiums for the 2003-2004 renewal period were relatively unchanged from the 2002-2003 period.

As a result of the Terrorism Risk Insurance Act of 2002, or TRIA, we elected to purchase the TRIA coverage upon our 2003 insurance renewal rather than stand alone coverage. Our TRIA insurance coverage is up to $500 million for foreign certified terrorist acts and also includes $25 million of coverage for domestic terrorism. However, TRIA currently only mandates that carriers provide such coverage through 2004. In addition, coverage under TRIA includes only physical damage and does not include losses due to biological, chemical or radioactive contamination. The failure of the government to renew or extend TRIA or the lack of coverage for the types of contamination not covered by TRIA could cause terrorism insurance to be prohibitively expensive and could have a material adverse effect on our financial results if a building we own becomes uninhabitable as a result of a biological, chemical, radioactive or other contamination.

Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. Nevertheless, we might remain obligated for any mortgage debt or other financial obligations related to the property. It is also possible that third-party insurance carriers will not be able to maintain reinsurance sufficient to cover any losses that may be incurred.

In addition, if any of our properties were to experience a catastrophic loss that was insured, there can be no assurance that such coverage will adequately compensate us for any loss, that our coverage would continue after a loss, or that a loss, even if covered, would not have a material adverse effect on our business, financial condition or results of operations. It could still seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property. Also, due to inflation, changes in codes and ordinances, environmental considerations and other factors, it may not be feasible to use insurance proceeds to replace a building after it has been damaged or destroyed.

Also, we have to renew our policies in most cases on an annual basis and negotiate acceptable terms for coverage, exposing us to the volatility of the insurance markets, including the possibility of rate increases. Any material increase in insurance rates or decrease in available coverage in the future could adversely affect our results of operations and financial condition, which could cause a decline in the value of our securities.

Increases in taxes and regulatory compliance costs, including compliance with the Americans with Disabilities Act, may adversely affect our results of operations

We may not be able to pass all real estate tax increases through to our tenants. Therefore, any tax increases may adversely affect our results of operations. Our properties are also subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. Some trade associations, such as the Building Owners and Managers Association and the National Fire Protection Association, or NFPA, publish standards that are adopted by government authorities. These include standards relating to life, safety and fire protection systems published by the NFPA. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. In addition, we cannot provide any assurance that these requirements will not be changed or that new requirements will not be imposed that would require significant unanticipated expenditures by us and could have an adverse effect on our results of operations.

Under the Americans with Disabilities Act of 1990, or ADA, and various state and local laws, all public accommodations and commercial facilities must meet certain federal requirements related to access and use by disabled persons. Compliance with these requirements could involve removal of structural barriers from certain disabled persons’ entrances. Other federal, state and local laws may require modifications to or restrict further renovations of our properties with respect to such means of access. Although we believes that its properties are substantially in compliance with present requirements, noncompliance with the ADA or related laws or regulations could result in the imposition of fines by government authorities or in the award to private litigants of damages against us.

Any such adverse effect on our results of operations, whether from real estate tax increases or changes in regulatory requirements, could cause the value of our securities to decline.

We may be subject to costs and liabilities associated with environmental contamination

Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real property to investigate and clean up hazardous or toxic substances or petroleum product releases at the property. In addition, the U.S. Environmental Protection Agency and the U.S. Occupational Safety and Health Administration are increasingly involved in indoor air quality standards, especially with respect to asbestos, mold and medical waste. The clean-up of any environmental contamination, including asbestos and mold, can be costly. The presence of or failure to clean up contamination may adversely affect our ability to sell or lease a property or to borrow using a property as collateral or could prove so costly as to have a material adverse effect on our results of operations, liquidity and financial condition, which could result in our inability to make distributions to CarrAmerica and any other of our securityholders and result in a decline in the value of our securities.

We do not have exclusive control over our joint venture investments

We have invested in projects or properties as a co-venturer or partner in the development of new properties. These investments involve risks not present in a wholly-owned project. Risks related to these investments could include:

•	absence of control over the development, financing, leasing, management and other aspects of the project;

•	possibility that our co-venturer or partner might:

•	become bankrupt;

•	have interests or goals that are inconsistent with ours;

•	take action contrary to our instructions, requests or interests (including those related to CarrAmerica’s qualification as a REIT for tax purposes); or

•	otherwise impede our objectives; and

•	possibility that we, together with our partners, may be required to fund losses of the investee.

In addition, most of our joint venture agreements contain provisions that could require us to buy our partner’s interest or sell our interest or the property or project at a time we do not deem favorable for financial or other reasons, including the availability of cash at such time and the impact of tax consequences resulting from any sale.

We intend to qualify as a partnership, but cannot guarantee that we will qualify

We intend to qualify as a partnership for federal income tax purposes at such time, if any, that we admit others as limited partners. If we are classified as a partnership, we generally will not be a taxable entity and will not incur federal income tax liability. However, we would be treated as a corporation for federal income tax purposes if we were a “publicly traded partnership,” unless at least 90% of our income were qualifying income as defined in the tax code. A “publicly traded partnership” is a partnership whose partnership interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). Although our partnership units will not be traded on an established securities market, because of the redemption right, our units held by limited partners could be viewed as readily tradable on a secondary market (or the substantial equivalent thereof), and there could be no assurance that we would qualify for one of the “safe harbors” under the applicable tax regulations. Qualifying income for the 90% test generally includes passive income, such as real property rents, dividends and interest. The income requirements applicable to REITs and the definition of qualifying income for purposes of this 90% test are similar in most respects. We believe that we would meet this qualifying income test, but cannot guarantee that we would. If we were to be taxed as a corporation, we would incur substantial tax liabilities, CarrAmerica would fail to qualify as a REIT for tax purposes because of its substantial ownership of a corporation other than a taxable REIT subsidiary, and our ability to raise additional capital would be impaired.

If CarrAmerica fails to qualify as a REIT, its stockholders and our unitholders would be adversely affected

CarrAmerica believes that it has qualified for taxation as a REIT for federal income tax purposes since 1993. CarrAmerica plans to continue to meet the requirements for taxation as a REIT but we cannot guarantee that it will qualify as a REIT. Many of the REIT requirements are highly technical and complex. The determination that CarrAmerica is a REIT requires an analysis of various factual matters and circumstances that may not be totally within its control. For example, to qualify as a REIT, at least 95% of CarrAmerica’s gross income must come from sources that are itemized in the REIT tax laws. It is also required to distribute to stockholders with respect to each year at least 90% of its REIT taxable income, excluding capital gains. Even a technical or inadvertent mistake could jeopardize CarrAmerica’s REIT status. Furthermore, Congress and the Internal Revenue Service might make changes to the tax laws and regulations, and the courts might issue new rulings that make it more difficult, or impossible, for CarrAmerica to remain qualified as a REIT.

If CarrAmerica were to fail to qualify as a REIT for federal income tax purposes, CarrAmerica would be subject to federal and state income tax at regular corporate rates. This would likely have a significant adverse effect on the value of its securities and, as a result, on the redemption value of our units. In addition, CarrAmerica would no longer be required to make any distributions to stockholders, but we would still be required to distribute quarterly all of our net cash revenues (other than capital contributions) to our unitholders, including CarrAmerica.

We may change our policies without obtaining approval of holders of our limited partnership interests

Our operating and financial policies, including our policies with respect to acquisitions, growth, operations, indebtedness, capitalization and distributions, are exclusively determined by our sole general partner, CarrAmerica, acting through its Board of Directors. Accordingly, holders of our limited partnership interests do not control these policies. Although it has no present intention to do so, CarrAmerica’s Board of Directors may amend or revise these and other policies from time to time. A change in these policies could adversely affect our financial condition or results of operations, including our ability to service debt.

Item 2. Financial Information

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth our selected financial and operating information. The financial and operating data have been derived from the consolidated financial statements of CarrAmerica, our predecessor, for each of the periods presented. CarrAmerica’s financial statements are filed as Exhibit 99.11 to this Form 10 and are incorporated herein by reference.

The following selected financial and operating information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements and related notes incorporated by reference in this Form 10:

	CarrAmerica Realty Corporation (predecessor)
(In thousands, except per share data)	Year Ended December 31,
	2003	2002	2001	2000	1999
Operating Data:
Real Estate Operating Revenue (from continuing operations):
Rental revenue	$491,944	$495,385	$487,028	$516,183	$486,353
Real estate service revenue	24,337	24,538	31,037	26,172	17,054
Income from continuing operations	59,948	83,463	69,545	140,142	146,321
Income (loss) from discontinued operations[1]	2,672	6,757	9,516	7,473	(3,104)
Gain on sale of discontinued operations, net of tax[1]	10,317	19,085	—	31,852	—
Dividends paid to common stockholders	104,293	105,929	114,106	123,245	125,876
Share and Per Share Data:
Basic income from continuing operations[2]	0.64	0.92	0.57	1.59	1.64
Diluted income from continuing operations[2]	0.64	0.91	0.56	1.55	1.64
Income (loss) from discontinued operations - diluted	0.05	0.13	0.16	0.11	(0.05)
Gain on sale of discontinued operations - diluted	0.20	0.35	—	0.47	—
Dividends paid to common shareholders	2.00	2.00	1.85	1.85	1.85
Weighted average shares outstanding - basic	51,913	52,817	61,010	66,221	67,858
Weighted average shares outstanding - diluted	52,573	53,727	62,442	67,649	67,982

	CarrAmerica Realty Corporation (predecessor)
(In thousands)	As of or for the Year Ended December 31,
	2003	2002	2001	2000	1999
Balance Sheet Data:
Real estate, before accumulated depreciation	$3,133,506	$3,031,155	$2,901,195	$2,830,413	$3,082,998
Total assets	2,836,018	2,817,920	2,778,543	3,072,841	3,479,072
Mortgages and notes payable	1,727,648	1,603,949	1,399,230	1,204,007	1,594,399
Minority interest	70,456	76,222	83,393	89,687	92,586
Total stockholders’ equity	907,571	997,791	1,177,807	1,646,706	1,686,715
Total common shares outstanding	52,881	51,836	51,965	65,018	66,826

Other Data:
Net cash provided by operating activities	$167,140	$212,119	$220,830	$179,054	$175,069
Net cash (used by) provided by investing activities	(89,604)	(44,066)	101,204	567,477	83,647
Net cash used by financing activities	(78,475)	(170,972)	(338,581)	(773,713)	(236,366)

[1]	In 2002 and 2003, we sold or held for sale operating properties whose operations and gain are classified as discontinued operations for all years presented. For the years, 1999-2000, discontinued operations also includes HQ Global.
[2]	EPS for 2002 has been restated for the retroactive application of EITF Issue D-42 to reflect original issuance costs associated with preferred stock redeemed as a reduction of net income available to common shareholders in calculating EPS. The effect of this change was to retroactively reduce EPS by $0.09 per share in 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion that follows is based primarily on the consolidated financial statements of CarrAmerica as of December 31, 2003 and 2002, and for the years ended December 31, 2003, 2002 and 2001 and should be read along with such consolidated financial statements and related notes, which are filed as Exhibit 99.11 to this Form 10 and incorporated herein by reference. The ability to compare one period to another may be significantly affected by acquisitions completed, development properties placed in service and dispositions made during those years. The number of operating office buildings that we owned and were consolidated in the financial statements were 259 in 2003, 260 in 2002 and 254 in 2001.

The contribution by CarrAmerica of substantially all of its assets to the Operating Partnership and the assumption by the Operating Partnership of substantially all of CarrAmerica’s liabilities is accounted for as a transfer between entities under common control and, accordingly, the assets and liabilities are recorded by the Operating Partnership at their carrying amounts in the accounts of CarrAmerica at the date of transfer. For periods prior to the transfer, CarrAmerica is considered the predecessor of the Operating Partnership and the historical financial statements of CarrAmerica, which are filed as an exhibit to this registration statement on Form 10, are the historical financial statements of the Operating Partnership. The different legal and ownership structures of the Operating Partnership and CarrAmerica will require certain changes in the presentation of the historical financial statements (e.g., the Operating Partnership will report partners’ capital rather than stockholders’ equity in its consolidated balance sheets, certain disclosures made by CarrAmerica would not apply to the Operating Partnership and transactions affecting partners’ capital of the Operating Partnership will be treated as transactions with CarrAmerica rather than transactions with CarrAmerica’s shareholders). However, these changes will have no effect on net income or net assets reported in the historical financial statements.

As a result of the recent weak economic climate, the office real estate markets have been materially affected. The contraction of office workforces has reduced demand for office space and overall vacancy rates for office properties increased in all of our markets through 2002 and our operations were adversely impacted. In 2003, vacancy rates appeared to peak in many of our markets and some positive net absorption of space started to occur. With respect to our four largest markets, Washington, D.C., Southern California and Eastside Seattle experienced positive net absorption and decreasing vacancy rates in 2003. Within the Washington, D.C. region, Northern Virginia’s vacancy rates declined in 2003 while downtown Washington, D.C.’s vacancy rate increased slightly due to construction deliveries. However, with a vacancy rate of 8.4% at the end of 2003, downtown Washington, D.C. remains one of the healthiest markets in the United States. Northern California has experienced some positive net absorption in small pockets, but overall the market has continued to show negative net absorption and increased vacancy rates. We expect Northern California’s office rental market recovery to lag behind our other markets. However, because vacancy rates are still at high levels in most markets, we do not expect any material improvement in leasing conditions until later in 2004. The occupancy in our portfolio of stabilized operating properties decreased to 87.8% at December 31, 2003 compared to 92.3% at December 31, 2002 and 95.3% at December 31, 2001. Market rental rates have declined in most markets from peak levels and there may be additional declines in some markets in 2004. Rental rates on space that was re-leased in 2003 and 2002 decreased an average of 12.3% and 12.1%, respectively, in comparison to rates that were in effect under expiring leases.

General

During 2003, the following significant transactions were completed:

•	CarrAmerica repurchased 322,600 shares of its common stock for approximately $7.9 million.

•	CarrAmerica redeemed 10.2 million shares of its Series B, C and D Redeemable Preferred Stock for $254.5 million excluding dividends.

•	We disposed of five operating properties and one parcel of land generating net proceeds of approximately $51.9 million.

•	We acquired interests in four operating properties, directly or through joint ventures, for an aggregate investment of $112.4 million, including assumed debt.

•	CarrAmerica issued 8.05 million shares of preferred stock for net proceeds of approximately $194.7 million.

At the end of 2003, we decided, based on our returns and market factors, that we will exit the Portland and Atlanta markets as soon as practicable. We began marketing these properties late in the first quarter of 2004. We intend to reinvest the proceeds from the sale of the Portland/Atlanta properties in other markets where we believe we will recognize a greater return on our invested capital. A summary of the net book value of the assets and operating results of our Portland and Atlanta properties as of and for the year ended December 31, 2003 is as follows:

	Amount (In thousands)	% of Total
Assets (net book value)	$206,402	7.3%
Rental revenue	33,663	6.5%
Property operating income[1]	19,683	6.2%

[1]	Property operating income is property operating revenue less property operating expenses.

During 2002, the following significant transactions were completed:

•	We issued $400.0 million of 7.125% senior unsecured notes in January 2002, $50.0 million of 5.261% senior unsecured notes in November 2002 and $175.0 million of 5.25% senior unsecured notes in November 2002.

•	We entered into interest rate swap agreements with notional amounts of $150.0 million and $175.0 million which hedge certain senior unsecured notes, effectively converting this fixed rate debt to variable rate debt.

•	CarrAmerica repurchased and redeemed an aggregate of approximately 5.8 million shares of its preferred stock for approximately $145.5 million.

•	CarrAmerica repurchased approximately 1.4 million shares of its common stock for approximately $35.9 million.

•	We acquired five operating properties for an aggregate purchase price of approximately $216.1 million, including assumed debt.

•	We disposed of four operating properties (one owned through a joint venture) for aggregate net proceeds of approximately $176.1 million.

Recent Developments

During the fourth quarter of 2003, we entered into a contract to sell our Tower of the Hills property for approximately $11.0 million, which sale was consummated in the first quarter of 2004. Our carrying cost of the property was greater than the sales price, therefore, we recognized an impairment loss of approximately $3.0 million on this property in the fourth quarter of 2003.

On March 23, 2004, CarrAmerica consummated the public offering of $225,000,000 principal amount of its 3.625% Senior Notes due 2009, which are guaranteed as to payment of principal, premium, if any, and interest by CarrAmerica Realty, L.P., a subsidiary of ours. In connection with the UPREIT conversion, we expressly assumed payment of the principal of and interest on all of the notes and the due and punctual performance and observance of all covenants and conditions in the indenture governing the notes. The notes mature on April 1, 2009, with interest payable semiannually on April 1 and October 1 of each year beginning October 1, 2004. We may redeem the notes at any time. Net proceeds to CarrAmerica in the offering were $222,691,750, which were used to pay down amounts outstanding under CarrAmerica’s unsecured revolving line of credit, under which we are now the primary obligor.

In connection with the pricing of the notes, CarrAmerica entered into an interest rate swap with respect to $100 million of the notes, effectively converting such notes from a fixed rate to a floating rate of 26.75 basis points over the six-month LIBOR rate payable in arrears. The swap will terminate on April 1, 2009. We are now the counterparty on the swap.

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are those that are both important to the presentation of our financial condition and results of operations and require management’s most difficult, complex or subjective judgments. Our critical accounting policies and estimates relate to evaluating the impairment of long-lived assets and investments, allocating the purchase cost of acquired properties, assessing our probable liability under lease guarantees for HQ Global Workplaces, Inc. (“HQ Global”) and evaluating the collectibility of accounts receivable.

We assess the useful lives of our assets on a regular basis. If events or changes in circumstances indicate that the carrying value of a rental property to be held and used or land held for development may be impaired, we perform a recoverability analysis based on estimated undiscounted cash flows to be generated from the property in the future. If the analysis indicates that the carrying value is not recoverable from future cash flows, the property and related assets, such as tenant improvements and lease commissions, are written down to estimated fair value and an impairment loss is recognized. If we decide to sell rental properties or land holdings, we evaluate the recoverability of the carrying amounts of the assets. If the evaluation indicates that the carrying value is not recoverable from estimated net sales proceeds, the property is written down to estimated fair value less costs to sell and an impairment loss is recognized. Our estimates of cash flows and fair values of the properties are based on current market conditions and consider matters such as rental rates and occupancies for comparable properties, recent sales data for comparable properties and, where applicable, contracts or the results of negotiations with purchasers or prospective purchasers. Changes in estimated future cash flows due to changes in our plans or views of market and economic conditions could result in recognition of additional impairment losses which, under applicable accounting guidance, could be substantial.

If events or circumstances indicate that the fair value of an investment has declined below its carrying value and we consider the decline to be “other than temporary,” the investment is written down to fair value and an impairment loss is recognized. For example, our evaluation of impairment of our investment in HQ Global in 2001 was based on a number of factors. These factors included: analysis of the financial condition and operating results for HQ Global; the inability of HQ Global to remain in compliance with provisions of its debt agreements and its failure to reach an agreement with lenders on a restructuring of its debt prior to the expiration of a forbearance period in December 2001; the losses of key board members and executives by HQ Global, particularly in the last half of 2001; and the announcement by FrontLine Capital Group, HQ Global’s controlling shareholder, in November 2001 that it had recognized an impairment in the value of intangible assets relating to HQ Global. Based on our evaluation, we determined in the fourth quarter of 2001 that our investment in HQ Global was impaired on an “other than temporary” basis and that our investment in HQ Global had no value. Accordingly, we wrote down the carrying value of our investment to zero and recognized the loss in continuing operations.

We allocate the purchase cost of acquired properties to the related physical assets and in-place leases based on their fair values. The fair values of acquired office buildings are determined on an “if-vacant” basis considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows and valuation assumptions consistent with current market conditions. The “if-vacant” fair value is allocated to land, where applicable, buildings, tenant improvements and equipment based on property tax assessments and other relevant information obtained in connection with the acquisition of the property.

The fair value of in-place leases includes the effect of leases with above or below market rents, where applicable, customer relationship value and the cost of acquiring existing tenants at the date of acquisition. Above market and below market in-place lease values are determined on a lease by lease basis based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid under the lease and (b) our estimate of the fair market lease rate for the corresponding space over the remaining non-cancellable terms of the related leases. The capitalized below market lease values are amortized as an increase to rental income over the initial term and any below market renewal periods of the related leases. Capitalized above market lease values are amortized as a decrease to rental income over the initial term of the related leases. Customer relationship values are determined based on our evaluation of the specific characteristics of each tenant’s lease and our overall relationship with the tenant. Characteristics we consider include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals. The value of customer relationship intangibles is amortized to expense over the lesser of the initial lease term and any expected renewal periods or the remaining useful life of the building. We determine the fair value of the cost of acquiring existing tenants by estimating the lease commissions avoided by having in place tenants and avoided lost operating income for the estimated period required to lease the space occupied by existing tenants at the acquisition date. The cost of acquiring existing tenants is amortized to expense over the initial term of the respective leases. Should a tenant terminate its lease, the unamortized portion of the in-place lease value is charged to expense. Changes in the assumptions used in the allocation of the purchase cost among the acquired properties would affect the timing of recognition of the related revenue and expenses.

As a result of the bankruptcy of HQ Global, we were required to make estimates regarding our probable liability under guarantees of HQ Global’s performance under four office leases. After carefully evaluating the facts and circumstances of each property and developments in the bankruptcy proceedings, we accrued a loss of $8.7 million in 2002, our best estimate of the probable liability related to these guarantees. Our estimated loss was based on such factors as the expected period of vacancy for the space before it could be relet, expected rental rates and other factors. Circumstances surrounding these guarantees changed and we accrued a net additional loss of $0.8 million in 2003.

Our allowance for doubtful accounts receivable is established based on analysis of the risk of loss on specific accounts. The analysis places particular emphasis on past-due accounts and considers information such as the nature and age of the receivable, the payment history of the tenant or other debtor, the amount of security we hold, the financial condition of the tenant and our assessment of its ability to meet its lease obligations, the basis for any disputes and the status of related negotiations, etc. Our estimate of the required allowance, which is reviewed on a quarterly basis, is subject to revision as these factors change and is sensitive to the effects of economic and market conditions on our tenants, particularly in our largest markets (i.e., the San Francisco Bay and Washington, D.C. Metro areas). For example, due to economic conditions and analysis of our accounts receivable, we increased our provision for uncollectible accounts (and related accrued straight-line rents) by approximately $2.6 million, $7.1 million and $5.5 million for 2003, 2002 and 2001, respectively. The decrease in the addition to our provision for uncollectible accounts in 2003 was due primarily to a reduction in delinquent tenants as marginal tenants’ leases were terminated or sublet and the effects of an improving economy.

Results of Operations

Property Operations Revenue

Property operations revenue is summarized as follows:

(In millions)	For the year ended December 31,			Variance
	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
Minimum base rent	$411.7	$414.4	$411.2	$(2.7)	$3.2
Recoveries from tenants	62.0	67.4	63.9	(5.4)	3.5
Parking and other tenant charges	18.2	13.6	11.9	4.6	1.7

Property operations revenue is composed of minimum base rent from our office buildings, revenue from the recovery of operating expenses from our tenants and other revenue such as parking and termination fees. Occupancy rates in our buildings began to decline in most of our markets in late 2001 and continued to decline through 2002 and 2003. In second half of 2003, occupancy rates began to stabilize in most of our markets. The decline negatively affected our operating revenue. Occupancy in stabilized buildings (buildings in operation more than one year) by market as of December 31, 2003, 2002 and 2001 was as follows:

	December 31, 2003		December 31, 2002		December 31, 2001
Market	Rentable Sq. Footage	Percent Leased	Rentable Sq. Footage	Percent Leased	Rentable Sq. Footage	Percent Leased
Washington, DC Metro	3,710,396	96.6	3,522,714	96.7	2,929,089	99.1
Chicago	1,225,699	69.1	1,237,565	86.4	1,227,656	91.8
Atlanta	1,690,565	81.2	1,774,263	83.4	1,770,836	89.3
Dallas	1,006,267	80.7	1,007,309	86.6	1,611,951	97.0
Austin	432,050	80.9	432,083	88.0	626,278	83.5
Denver	904,717	93.3	815,529	97.8	815,788	97.1
Phoenix	532,506	100.0	532,506	100.0	532,506	100.0
Portland	275,193	80.7	275,193	80.7	275,193	90.8
Seattle	1,498,804	78.7	1,501,368	96.8	1,501,679	97.6
Salt Lake City	628,331	86.2	630,029	92.7	702,117	98.0
San Francisco Bay Area	5,667,632	88.3	5,507,607	94.7	5,416,697	96.5
Orange County/ Los Angeles	1,629,086	93.4	1,812,764	84.2	1,813,732	93.3
San Diego	1,191,950	92.0	1,254,095	95.8	1,069,709	93.5

Total	20,393,196	87.8	20,303,025	92.3	20,293,231	95.3

Minimum Base Rent

Minimum base rent decreased $2.7 million (0.7%) in 2003 compared to 2002 and increased $3.2 million (0.8%) in 2002 as compared to 2001. The decrease in minimum base rent in 2003 was due primarily to higher vacancies and lower rental rates ($23.0 million) partially offset by rents from buildings we acquired in 2003 and 2002 ($20.3 million). The increase in minimum base rent in 2002 was due primarily to higher base rents from buildings we acquired in 2002 ($8.6 million), partially offset by higher vacancies and lower rental rates ($5.8 million). We expect minimum base rent to continue to be under downward pressure into 2004 as a result of re-leasing space at lower rates than those that were in effect under expiring leases.

Our lease rollover by square footage and rent at December 31, 2003 is as follows:

Year of Lease Expiration	Net Rentable Area Subject to Expiring Leases (sq. ft.)[1]	Annual Base Rent Under Expiring Leases (000’s)	Percent of Total Annual Base Rent Represented by Expiring Leases
2004	2,418,508	$49,960	12.0%
2005	2,105,530	45,963	11.1%
2006	2,398,307	58,994	14.2%
2007	2,699,431	63,785	15.4%
2008	2,499,006	48,918	11.8%
2009	1,832,854	36,492	8.8%
2010	799,356	19,769	4.8%
2011	461,169	9,338	2.3%
2012	1,081,831	26,900	6.5%
2013	502,294	7,775	1.9%
2014 and thereafter	1,109,291	47,054	11.2%

[1]	Does not included 2.5 million square feet of vacant space.

Recoveries from Tenants

Recoveries from tenants decreased $5.4 million (8.0%) in 2003 from 2002. The reduction in recoveries from tenants is primarily the result of higher vacancies and new base years for new and renewing tenants and tenants renewing their leases partially offset by building acquisitions. Recoveries from tenants increased $3.5 million (5.5%) in 2002 from 2001. The increase was due primarily to higher recoveries of real estate taxes and insurance expense which increased significantly in 2002 for the reasons discussed below.

Parking and Other Tenant Charges

Parking and other tenant charges increased $4.6 million (33.8%) in 2003 from 2002. Lease termination fees were $2.0 million higher in 2003 ($6.4 million) than 2002 ($4.4 million). Lease termination fees are paid by a tenant in exchange for our agreement to terminate the lease. Vacancies created as a result of these terminations negatively impact future rents until the space is relet. Other tenant charges increased $2.6 million in 2003 from 2002 due primarily to a fee to restore a tenant’s space ($1.2 million) and increased parking revenue, principally from acquired properties ($1.4 million). Parking and other tenant charges increased $1.7 million (14.3%) in 2002 from 2001. This increase was due primarily to higher lease termination fees.

Property Expenses

Property expenses are summarized as follows:

(In millions)	For the year ended December 31,			Variance
	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
Property operating expenses	$128.8	$125.1	$120.6	$3.7	$4.5
Real estate taxes	43.2	44.0	38.6	(0.8)	5.4

Property operating expenses increased $3.7 million (3.0%) in 2003 from 2002 due primarily to higher insurance expense ($2.4 million), repairs and maintenance ($2.0 million), ground rent ($1.2 million), utilities ($0.4 million) and salaries and benefits ($0.3 million). These increases were partially offset by lower bad debt expense ($4.5 million). The increase in insurance expense was due primarily to the effect of increases in our property and casualty insurance premiums and the cost of terrorism coverage upon renewal of our policies in June 2002. The increases in the other expenses are due primarily to expenses of properties acquired in 2003 and 2002. The decrease in bad debts is due primarily to a reduction in delinquent tenants as marginal tenants’ leases were terminated or sublet and the effects of an improving economy. Property operating expenses increased $4.5 million (3.7%) in 2002 from 2001 as a result of higher insurance expense ($5.0 million) and higher security costs ($0.9 million). The increase in insurance expense was due primarily to general increases in insurance premiums and the cost of terrorism coverage. These increases were partially offset by lower rent expense ($2.2 million) resulting from the termination of a master lease on a property in the Washington, D.C. Metro market.

Real estate taxes decreased $0.8 million (1.8%) in 2003 from 2002 as a result of real estate tax refunds and lower property assessments. Real estate taxes increased $5.4 million (14.0%) in 2002 from 2001 due primarily to higher tax assessments in the Washington, D.C. Metro market.

Property Operating Income

As discussed in note 15 to CarrAmerica’s Notes to Consolidated Financial Statements, which are filed as Exhibit 99.11 to this Form 10 and incorporated herein by reference, property operating income is the performance measure used to assess the results of our real estate property operations. Property operating income, defined as property operations revenue less property expenses, is summarized as follows:

	For the year ended December 31,			Variance
(In millions)	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
Property operating income	$319.9	$326.3	$327.8	$(6.4)	$(1.5)
Property operating income percent	65.0%	65.9%	67.3%

Property operating income decreased $6.4 million (2.0%) in 2003 compared to 2002 due primarily to the impact of increased vacancies on rental income and recovery revenue in addition to higher property operating expenses. Property operating income as a percentage of property operations revenue declined to 65.0% in 2003 from 65.9% in 2002 for the same reasons. Property operating income decreased $1.5 million (0.5%) in 2002 compared to 2001. Property operating income as a percentage of property operations revenue declined to 65.9% in 2002 from 67.3% in 2001. These decreases are due primarily to increased vacancies.

Real Estate Service Revenue

Real estate service revenue, which includes our third party property management services and our development services, was relatively flat in 2003 compared to 2002. Real estate service revenue was flat as a result of decreased facilities and property management revenues ($0.7 million) partially offset by increased leasing fee revenues ($0.5 million). However, real estate service revenue in 2003 includes $2.1 million of one-time incentive fees related to development projects which offset a decrease in non-incentive based development fee revenue of approximately the same amount. Real estate service revenue decreased $6.5 million (20.9%) in 2002 from 2001. The decrease occurred primarily because we earned one-time incentive fees related to the development of properties in 2001 ($5.2 million) and because leasing activity related to properties we manage for others decreased as a result of the economic and rental market conditions discussed above.

General and Administrative Expense

General and administrative expenses increased $1.1 million (2.7%) in 2003 from 2002 due primarily to higher payroll costs, including incentive compensation.

General and administrative expenses decreased $7.8 million (15.8%) in 2002 from 2001. This decrease was due primarily to lower costs as a result of the savings derived from completing the implementation of our Shared Service Center and completing portions of its internal process improvement efforts, reductions in incentive compensation and cost containment efforts.

Depreciation and Amortization

Depreciation and amortization increased $6.0 million (4.8%) in 2003 from 2002 due primarily to property acquisitions in 2003 and 2002, including the amortization of intangible assets related to property acquisitions ($7.4 million), partially offset by decreased tenant improvement and lease commission depreciation and amortization as a result of higher vacancies.

Depreciation and amortization increased $6.3 million (5.3%) in 2002 from 2001. The increase was due primarily to the acquisition of properties and development properties placed in service and the write-off of tenant improvement balances for defaulting tenants.

Interest Expense

Interest expense increased $5.5 million (5.5%) in 2003 from 2002. This increase was due primarily to higher debt levels ($192.6 million on average) to finance CarrAmerica’s repurchases of common and preferred stock in the latter half of 2002 and 2003 and our acquisitions of properties. The effect of this increase was partially offset by a decrease in our weighted average interest rate of approximately 50 basis points.

Interest expense increased $15.3 million (18.3%) in 2002 from 2001. This increase was due primarily to higher debt levels to finance CarrAmerica’s repurchase of preferred stock in the third quarter of 2002 and its repurchase of common shares in late 2001 (which we financed with a $400.0 million public debt offering in the first quarter of 2002) and two additional public debt offerings aggregating $225.0 million in the fourth quarter of 2002. The effect of these increases was partially offset by a decrease in short-term interest rates on our variable rate line of credit, our interest rate swap agreements and repayment of higher rate mortgages.

Other Income and Expense

Other income (expense) was $6.3 million, $(0.9) million and $(29.9) million in 2003, 2002 and 2001, respectively. Equity in earnings of unconsolidated entities decreased $0.2 million in 2003 from 2002 due to increased vacancies in the properties and the sale of one joint venture in the fourth quarter of 2002, partially offset by our equity in earnings of $0.6 million from new unconsolidated ventures in the second and fourth quarters of 2003. Equity in earnings from unconsolidated entities decreased $2.1 million in 2002 from 2001. This decrease was due primarily to decreased earnings of Carr Office Park, L.L.C. as a result of higher interest expense.

Other items affecting other income and expense included losses we accrued in 2003 and 2002 related to lease guarantees associated with HQ Global of $0.8 million and $8.7 million, respectively. In 2001, we recognized an impairment loss of $42.2 million related to its investment in HQ Global (see “Liquidity and Capital Resources” for additional discussion of these losses).

Gain on Sale of Properties, Impairment Losses on Real Estate and Discontinued Property Operations

The table below summarizes property sales for 2003, 2002 and 2001:

2003			2002			2001
Property Name	Sale Date	Square Footage	Property Name	Sale Date	Square Footage	Property Name	Sale Date	Square Footage
Wateridge	May-03	62,194	Wasatch 17	May-02	72,088	Camelback	Feb-01	201,373
Katella	Aug-03	80,609	Commons @ Las Colinas	Aug-02	604,234	Pointe Corridor	Feb-01	178,114
Pacificare	Sep-03	104,377				Four Gateway	Feb-01	136,817
Lakewood	Sep-03	80,816	Braker Point	Aug-02	195,230	Highland Park	Feb-01	78,970
Century Springs	Nov-03	95,206				The Grove at Black Canyon	Feb-01	104,571
						Concord Place	Feb-01	133,555

Total		423,202			871,552	Total		833,400

We dispose of assets (sometimes using tax-deferred exchanges) that are inconsistent with our long-term strategic or return objectives or where market conditions for sale are favorable. The proceeds from the sales are redeployed into other properties or used to fund development operations or to support other corporate needs.

During 2003, we disposed of five operating properties and one parcel of land, recognizing a gain of $14.5 million, $10.3 million of which is classified as discontinued operations. We continue to manage two properties (Wateridge and Lakewood) under management agreements and the gain on these sales and the operating results of these properties are not classified as discontinued operations due to our continuing involvement. We have no continuing involvement with the Katella, Pacificare and Century Springs properties and, accordingly, the gains on these sales and the operating results of the properties are classified as discontinued operations. We also recognized an impairment loss of $2.7 million on the Lakewood property in the second quarter of 2003, the sale of which closed in the third quarter of 2003; an impairment loss of $3.0 million on its Tower of the Hills property, the sale of which closed in the first quarter of 2004; and an impairment loss of $1.5 million on land holdings. These impairment losses were recognized as the properties estimated fair market values less costs to sell were less than their carrying amounts.

During 2002, we disposed of four operating properties, recognizing a gain of $34.7 million, $19.1 million of which is classified as discontinued operations. This gain includes our share of gain on a sale of a property in which we held an interest through an unconsolidated entity ($4.9 million). We continued to manage two of the properties (Wasatch 17 and Braker Point) under management agreements and, accordingly, the operating results of the properties and the gains on the sales are not classified as discontinued operations due to our continuing involvement. We had no continuing involvement with Commons at Las Colinas and, accordingly, the gain on sale and results of operations of the property are classified as discontinued operations. We also recognized impairment losses of $2.5 million on land holdings.

During 2001, we disposed of seven operating properties, one property under development and three parcels of land held for development. We recognized a gain of $4.5 million on these transactions. We also recognized an impairment loss of $1.5 million on land holdings.

Discontinued operations - net operations of properties sold decreased $4.1 million for 2003 compared to 2002. The decrease in net operations of properties sold is due primarily to the Commons at Las Colinas which was sold in August 2002. The Commons at Las Colinas was a significantly larger property than the properties sold and included in discontinued operations in 2003. Discontinued operations—net operations of properties sold decreased $2.7 million for 2002 compared to 2001 for the same reason.

Operating results of the properties classified as discontinued operations are summarized as follows:

(In thousands)	2003	2002	2001
Revenues	$6,673	$15,564	$20,581
Property expenses	2,862	3,634	3,636
Depreciation and amortization	1,139	5,173	7,429

	$2,672	$6,757	$9,516

Consolidated Cash Flows

Consolidated cash flow information is summarized as follows:

	For the year ended December 31,			Variance
(In millions)	2003	2002	2001	2002 vs. 2002	2003 vs. 2001
Cash provided by operating activities	$167.1	$212.1	$220.8	$(45.0)	$(8.7)
Cash (used by) provided by investing activities	(89.6)	(44.1)	101.2	(45.5)	(145.3)
Cash used by financing activities	(78.5)	(171.0)	(338.6)	92.5	167.6

Operations generated $167.1 million of net cash in 2003 compared to $212.1 million in 2002 and $220.8 million in 2001. The changes in cash flow from operating activities were primarily the result of factors discussed above in the analysis of operating results. The level of net cash provided by operating activities is also affected by the timing of receipt of revenues and payment of expenses, including in 2001 income taxes relating to sales of properties and discontinued operations completed in 2000.

Our investing activities used net cash of $89.6 million in 2003 and $44.1 million in 2002 and provided net cash of $101.2 million in 2001. The change in cash flows from investing activities in 2003 is due primarily to decreased cash from dispositions of properties ($110.0 million) partially offset by decreased acquisitions and additions of real estate, including investments in joint ventures ($62.3 million). The change in cash flows from investing activities in 2002 was due primarily to increased acquisition and development of operating properties ($151.3 million). There were decreases in cash used for construction of properties ($24.7 million) and land acquisitions ($35.6 million) in 2002 due to lower levels of internal development activity. Distributions from unconsolidated entities also decreased in 2002, as 2001 included a distribution from Carr Office Park, L.L.C. ($77.9 million) of proceeds from third-party financing of its properties.

Our financing activities used net cash of $78.5 million in 2003 compared to $171.0 million in 2002 and $338.6 million in 2001. The decrease in net cash used by financing activities in 2003 from 2002 is due primarily to the issuance of preferred stock ($194.7 million) and lower dividend payments ($13.1 million) partially offset by higher share repurchases and redemptions ($81.0 million) and decreased net borrowings ($29.1 million). The decrease in net cash used by financing activities in 2002 from 2001 was due primarily to lower dividend payments ($11.3 million) and decreased stock repurchases ($246.9 million) partially offset by decreased net borrowings ($89.4 million).

Liquidity and Capital Resources

General

Our primary sources of capital are our real estate operations and our unsecured credit facility. As of December 31, 2003, we had approximately $4.3 million in cash and cash equivalents and $242.5 million available for borrowing under our unsecured credit facility. We derive substantially all of our revenue from tenants under leases at our properties. Our operating cash flow therefore depends materially on the rents that we are able to charge to our tenants, and the ability of these tenants to make their rental payments.

Our primary uses of cash are to fund distributions to our securityholders, to fund capital investment in our existing portfolio of operating assets, and to fund new acquisitions and our development activities. As a REIT, CarrAmerica is required to distribute at least 90% of its taxable income to its stockholders on an annual basis. We are required under our partnership agreement to make such reasonable efforts, consistent with CarrAmerica’s qualification as a REIT, to make distributions to CarrAmerica in an amount sufficient to enable it to qualify as a REIT and avoid any federal income tax or excise tax liability. We also regularly require capital to invest in our existing portfolio of operating assets in connection with large-scale renovations, routine capital improvements, deferred maintenance on properties we have recently acquired, and our leasing activities, including funding tenant improvements, allowances and leasing commissions. The amounts of the leasing-related expenditures can vary significantly depending on negotiations with tenants and the willingness of tenants to pay higher base rents over the life of the leases.

During 2004, we expect that we will have significant capital requirements, including the following items. There can be no assurance that our capital requirements will not be materially higher or lower than these expectations.

•	Funding distributions to partners, including funds sufficient for CarrAmerica to pay its dividends to its holders of its common and preferred stock;

•	Approximately $60 - $80 million to invest in our existing portfolio of operating assets, including approximately $50 - $70 million to fund tenant-related capital requirements;

•	Approximately $50 million to fund our expected property acquisitions (net of our expected property dispositions, $230 - $250 million, on a weighted average basis);

•	$150 million to retire our 7.20% senior unsecured notes maturing July 2004, which we expect to pay at or before the scheduled maturity date from the proceeds of a new financing or credit facilities borrowings; and

•	Approximately $16 million to fund mezzanine loans we have committed to make in connection with two projects for which we are providing development management services.

We expect to meet our capital requirements using cash generated by our real estate operations, by refinancing our maturing senior unsecured notes, by borrowings on our unsecured credit facility, and from proceeds from the sale of properties. We may seek to obtain funds through equity offerings of CarrAmerica, the proceeds of which will be contributed by CarrAmerica to the Operating Partnership. The Operating Partnership may also repurchase or otherwise reacquire its units or any other securities. As an UPREIT, we will have the ability to acquire properties for limited partnership units and thereby provide sellers with deferral of income taxes that would otherwise be payable upon a cash sale. We believe the ability to offer limited partnership units in the Operating Partnership allows us to compete with other UPREITs and may afford us certain advantages over other potential acquirors who are unable to offer tax-efficient consideration.

We believe that we will generate sufficient cash flow from operations and have access to the capital resources necessary to expand and develop our business, to fund our operating and administrative expenses, to continue to meet our debt service obligations, to pay distributions to our securityholders, including to CarrAmerica to maintain its status as a REIT, to acquire additional properties and land, and to pay for construction in progress. However, as a result of general economic downturns, if our credit rating is downgraded, or if our properties do not perform as expected, we may not generate sufficient cash flow from operations or otherwise have access to capital on favorable terms, or at all. If we cannot raise the expected funds from the sale of properties and/or if we are unable to obtain capital from other sources, we may not be able to pay the distributions required to maintain CarrAmerica’s status as a REIT, make required principal and interest payments, make strategic acquisitions or make necessary routine capital improvements with respect to our existing portfolio of operating assets. In addition, if a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the holder of the mortgage could foreclose on the property, resulting in loss of income and asset value. An unsecured lender could also attempt to foreclose on some of our assets in order to receive payment. In most cases, very little of the principal amount that we borrow is repaid prior to the maturity of the loan. We may refinance that debt when it matures, or we may pay off the loan. If principal amounts due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, such as new equity capital, our cash flow may be insufficient to repay all maturing debt. Prevailing interest rates or other factors at the time of a refinancing (such as possible reluctance of lenders to make commercial real estate loans) may result in higher interest rates and increased interest expense.

Capital Structure

We manage our capital structure to reflect a long-term investment approach, generally seeking to match the stable return nature of our assets with a mix of equity and various debt instruments. We expect that our capital structure will allow us to obtain additional capital from diverse sources that could include additional equity offerings of common stock and/or preferred stock by CarrAmerica, public and private debt financings and possible asset dispositions. Our ability to raise funds through sales of debt and equity securities is dependent on, among other things, general economic conditions, general market conditions for REITs, rental rates, occupancy levels, market perceptions about us, our debt rating and the current trading price of CarrAmerica’s stock. We will continue to analyze which source of capital is most advantageous to us at any particular point in time, but the capital markets may not consistently be available on terms that are attractive.

Real Estate Operations

As a result of the recent weak economic climate, the office real estate markets have been materially affected. The contraction of office workforces has reduced demand for office space and overall vacancy rates for office properties increased in all of our markets through 2002 and our operations were adversely impacted. In 2003, vacancy rates appeared to peak in many of our markets and some positive net absorption of space started to occur. With respect to our four largest markets, Washington, D.C., Southern California and Eastside Seattle experienced positive net absorption and decreasing vacancy rates in 2003. Within the Washington, D.C. region, Northern Virginia’s vacancy rates declined in 2003 while downtown Washington, D.C.’s vacancy rate increased slightly due to construction deliveries. However, with a vacancy rate of 8.4% at the end of 2003, downtown Washington, D.C. remains one of the healthiest markets in the United States. Northern California has experienced some positive net absorption in small pockets, but overall the market has continued to show negative net absorption and increased vacancy rates. We expect Northern California’s office rental market recovery to lag behind our other markets. However, because vacancy rates are still at high levels in most markets, it does not expect any material improvement in leasing conditions until later in 2004.

The occupancy in our portfolio of stabilized operating properties decreased to 87.8% at December 31, 2003 compared to 92.3% at December 31, 2002 and 95.3% at December 31, 2001. Market rental rates have declined in most markets from peak levels and there may be additional declines in some markets in 2004. Rental rates on space that was re-leased in 2003 decreased an average of 12.3% in comparison to rates that were in effect under expiring leases. Although our top 25 tenants accounted for approximately 35.7% of our annualized minimum base rents, we believe that the diversity of our tenant base (no tenant accounted for more than 5% of annualized minimum base rents as of December 31, 2003) helps insulate us from the negative impact of tenant defaults and bankruptcies.

Debt Financing

We generally use fixed rate debt instruments in order to match the returns from our real estate assets. We also utilize variable rate debt for short-term financing purposes or to protect against the risk, at certain times, that fixed rates may overstate our long-term costs of borrowing if assumed inflation or growth in the economy implicit in higher fixed interest rates do not materialize. At times, our mix of variable and fixed rate debt may not suit our needs. At those times, we use derivative financial instruments including interest rate swaps and caps, forward interest rate options or interest rate options in order to assist us in managing our debt mix. We will either hedge our variable rate debt to give it a fixed interest rate or hedge fixed rate debt to give it a variable interest rate.

We have three investment grade ratings. Fitch Rating Services and Standard & Poors have each assigned their BBB rating to CarrAmerica’s prospective senior unsecured debt offerings and their BBB- rating to CarrAmerica’s prospective cumulative preferred stock offerings. Moody’s Investor Service has assigned its Baa2 rating with a stable outlook to CarrAmerica’s prospective senior unsecured debt offerings and its Baa3 rating to CarrAmerica’s prospective cumulative preferred stock offerings. A downgrade in rating by any one of these rating agencies could result from, among other things, a change in our financial position or a downturn in general economic conditions. Any such downgrade could adversely affect our ability to obtain future financing or could increase the interest rates on its existing variable rate debt. However, we have no debt instruments under which the principal maturity would be accelerated upon a downward change in its debt rating.

Our total debt at December 31, 2003 is summarized as follows:

(In thousands)
Fixed rate mortgages	$390,040
Unsecured credit facility	243,500
Senior unsecured notes	1,100,000

1,733,540
Unamortized discount and fair value adjustment, net	(5,892)

$1,727,648

Our fixed rate mortgage debt bore an effective weighted average interest rate of 7.88% at December 31, 2003 and had a weighted average maturity of 5.0 years. $243.5 million (14.0%) of our total debt at December 31, 2003 bore a LIBOR-based variable interest rate and $325.0 million (18.7%) of our debt was subject to variable interest rates through interest rate swap agreements. The interest rate on borrowings on our unsecured credit facility at December 31, 2003 was 1.85%.

Our primary external source of liquidity is our credit facility. We have a three-year, $500 million unsecured credit facility expiring in June 2004 with J.P. Morgan Chase, as agent for a group of banks. We can extend the life of the facility for an additional year at our option. The facility carries an interest rate of 70 basis points over 30-day LIBOR, or 1.85% as of December 31, 2003. As of December 31, 2003, $243.5 million was drawn on the credit facility, $14.0 million in letters of credit were outstanding, and we had $242.5 million available for borrowing. We are currently negotiating with our lenders regarding a new credit facility. If we are unable to reach agreeable terms on a new credit facility, we anticipate renewing our existing facility. We expect that payments of principal and interest under a new credit facility will be guaranteed by CarrAmerica.

Our unsecured credit facility contains financial and other covenants with which we must comply. Some of these covenants include:

•	a minimum ratio of annual EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense;

•	a minimum ratio of annual EBITDA to fixed charges;

•	a maximum ratio of aggregate unsecured debt to tangible fair market value of our unencumbered assets;

•	a maximum ratio of total debt to tangible fair market value of our assets; and

•	restrictions on CarrAmerica’s ability to make dividend distributions in excess of 90% of funds from operations.

Failure to comply with any of the covenants under our unsecured credit facility or other debt instruments could result in a default under one or more of our debt instruments. This could cause our lenders to accelerate the timing of payments and would therefore have a material adverse effect on our business, operations, financial condition or liquidity.

As of December 31, 2003, we were in compliance with its loan covenants, however, our ability to draw on our unsecured credit facility or incur other unsecured debt in the future could be restricted by the loan covenants. During the second quarter of 2003, we amended our credit agreement to increase our maximum ratio of aggregate unsecured debt to tangible fair market value of our unencumbered assets (unencumbered leverage ratio) from 50% to 55% to allow for continuing covenant compliance. As of December 31, 2003, our unencumbered leverage ratio was 52%. Our unencumbered leverage ratio is most significantly impacted by two key factors: the purposes for which we incur any additional unsecured debt and the performance of our operating properties. Incurring additional unsecured debt to acquire additional unencumbered assets does not impact our unencumbered leverage ratio as significantly as incurring additional unsecured debt for other purposes. The tangible fair market value of our unencumbered properties is calculated based on their operating income and our unencumbered leverage ratio could increase if our unencumbered properties perform poorly. If our unencumbered leverage ratio increases further, it could impact our business and operations, including limiting our ability to incur additional unsecured debt, drawing on our unsecured line of credit, which is our primary source of short term liquidity, acquire leveraged properties or invest in properties through joint ventures.

We had senior unsecured notes outstanding at December 31, 2003 as follows:

(In thousands)	Note Principal	Unamortized Discount	Fair Value Adjustment	Total
7.20% notes due in 2004	$150,000	$(113)	$2,058	$151,945
6.625% notes due in 2005	100,000	(743)	—	99,257
7.375% notes due in 2007	125,000	(507)	—	124,493
5.261% notes due in 2007	50,000	(117)	—	49,883
5.25% notes due in 2007	175,000	(1,061)	739	174,678
6.875% notes due in 2008	100,000	(1,722)	—	98,278
7.125% notes due in 2012	400,000	(4,426)	—	395,574

	$1,100,000	$(8,689)	$2,797	$1,094,108

All of the notes are unconditionally guaranteed by CarrAmerica Realty, L.P., one of our subsidiaries.

Our senior unsecured notes also contain covenants with which we must comply. These include:

•	limits on our total indebtedness on a consolidated basis;

•	limits on our secured indebtedness on a consolidated basis;

•	limits on our required debt service payments; and

•	compliance with the financial covenants of our credit facility.

We were in compliance with our senior unsecured notes covenants as of December 31, 2003.

$150.0 million of senior unsecured notes mature in July 2004. We expect to pay the unsecured notes at or before the scheduled maturity date from proceeds of a new financing or credit facility borrowings. On February 2, 2004, we repaid a $14.5 million mortgage which was callable beginning July 1, 2004, and on February 9, 2004, we repaid a $1.4 million mortgage which would have matured May 1, 2017.

Derivative Financial Instruments

On May 8, 2002, we entered into interest rate swap agreements with J.P. Morgan Chase and Bank of America, N.A. hedging $150.0 million of senior unsecured notes due July 2004. We receive interest at a fixed rate of 7.2% and pay interest at a variable rate of six-month LIBOR in arrears plus 2.72%. The interest rate swaps mature at the same time the notes are due. The swaps qualify as fair value hedges for accounting purposes. The fair value of the interest rate swaps is recognized on CarrAmerica’s balance sheet and the carrying value of the senior unsecured notes is increased or decreased by an offsetting amount. As of December 31, 2003, the fair value of the interest rate swaps was approximately $2.1 million. We recognized reductions in interest expense for the years ended December 31, 2003 and 2002 of approximately $4.9 million and $2.7 million, respectively, related to the swaps. As of December 31, 2003, taking into account the effect of the interest rate swaps, the effective interest rate on the notes was reduced to 3.9%.

On November 20, 2002, in conjunction with the issuance of $175.0 million of senior unsecured notes by CarrAmerica, we entered into interest rate swap agreements with J.P. Morgan Chase, Bank of America, N.A. and Goldman, Sachs & Co. We receive interest at a fixed rate of 5.25% and pay interest at a variable rate of six-month LIBOR in arrears plus 1.405%. The interest rate swaps mature at the same time the notes are due. The swaps qualify as fair value hedges for accounting purposes. The fair value of the interest rate swaps is recognized on CarrAmerica’s balance sheet and the carrying value of the senior unsecured notes is increased or decreased by an offsetting amount. As of December 31, 2003, the fair value of the interest rate swaps was approximately $0.7 million. We recognized reductions in interest expense for the years ended December 31, 2003 and 2002 of approximately $4.5 million and $0.4 million, respectively, related to the swaps. As of December 31, 2003, taking into account the effect of the interest rate swaps, the effective interest rate on the notes was reduced to 2.6%.

As part of the assumption of $63.5 million of debt associated with the purchase of two operating properties in August 2002, we also purchased two interest rate caps with a notional amount of $97.0 million and LIBOR capped at 6.75% which expire in September 2004. As of December 31, 2003, the fair market value of these interest rate caps was not material.

In December 2003, we purchased an interest rate cap with a notional amount of $100.0 million and LIBOR capped at 8.0% which expires in January 2005. As of December 31, 2003, the fair market value of this interest rate cap was not material.

In connection with the pricing of our 3.625% Senior Notes Due 2009, CarrAmerica entered into an interest rate swap with respect to $100 million of the notes, effectively converting such notes from a fixed rate to a floating rate of 26.75 basis points over the six-month LIBOR rate payable in arrears. The swap will terminate on April 1, 2009. We are now the counterparty on the swap.

Stock Repurchases and Dividends

On March 18, 2003, CarrAmerica redeemed 2,000,000 shares of its Series B Cumulative Redeemable Preferred Stock for $50.0 million plus $0.2 million of accrued dividends. On October 12, 2003, CarrAmerica redeemed the remaining outstanding shares of its Series B, C and D Cumulative Redeemable Preferred Stock for $196.3 million plus $1.3 million of accrued dividends. Including these redemptions, during 2003, CarrAmerica repurchased or redeemed 10,184,167 shares of its preferred stock for approximately $254.5 million, excluding accrued dividends.

On September 7, 2002, CarrAmerica redeemed 4.0 million shares of its Series B Cumulative Redeemable Preferred Stock for $100.0 million plus accrued dividends of $5.5 million. Additionally, during 2002, CarrAmerica repurchased 1.8 million shares of its preferred stock for approximately $45.5 million.

CarrAmerica’s Board of Directors has authorized it to spend up to $400.0 million to repurchase its common stock, preferred stock and debt securities, excluding the 9.2 million shares repurchased from Security Capital in November 2001 and its preferred stock redemptions of 4.0 million, 2.0 million and 7.9 million shares in September 2002, March 2003 and October 2003, respectively, which were separately approved. Since the start of this program in mid-2000 through 2003, CarrAmerica has acquired approximately 10.4 million of its common shares for an aggregate purchase price of approximately $296.9 million, including 322,600 shares for approximately $7.9 million in 2003. CarrAmerica continues to monitor market conditions and other alternative investments in order to evaluate whether repurchase of its securities is appropriate.

CarrAmerica pays dividends quarterly. The maintenance of these dividends is subject to various factors, including the discretion of the Board of Directors, the ability to pay dividends under Maryland law, the availability of cash to make the necessary dividend payments and the effect of REIT distribution requirements, which require at least 90% of CarrAmerica’s taxable income to be distributed to stockholders. The table below details CarrAmerica’s dividend and distribution payments for 2003 and 2002.

(In thousands)	2003	2002
Preferred stock dividends	$18,021	$30,055
Unit distributions	12,031	11,075
Common stock dividends	105,232	107,255

	$135,284	$148,385

Cash flows from operations is an important factor in CarrAmerica’s ability to sustain its dividend at its current rate. Cash flows from operations declined from $212.1 million in 2002 to $167.1 million in 2003 due in part to increased vacancy rates in our office property portfolio. If our cash flows from operations continue to decline, CarrAmerica may be unable to sustain its dividend payment at its current rate. In addition, under its line of credit, CarrAmerica generally is restricted from paying dividends that would exceed 90% of its funds from operations during any four-quarter period.

Capital Commitments

We will require capital for development projects currently underway and in the future. As of December 31, 2003, we had a residential project with 29 condominium units under development. We undertook this wholly-owned project in conjunction with an office development project in a joint venture. Our total investment in the residential project is expected to be $20.4 million. As of December 31, 2003, we had invested $17.4 million in this project. We sold a majority of the condominium units in 2003 and we expect to sell the remaining units in 2004. As of December 31, 2003, we also had a 476,000 rentable square foot office building under construction, of which 252,000 rentable square feet had been placed in service, in a joint venture project in which we own a minority interest. This project is expected to cost $159.0 million, of which our total investment is expected to be approximately $47.7 million. Through December 31, 2003, approximately $133.6 million or 84.0% of total project costs had been expended on this project. We have financed our investment in both our wholly-owned and our joint venture project under construction at December 31, 2003 primarily from borrowings under our credit facility. We expect that our credit facility and project-specific financing of selected assets will provide the additional funds required to complete existing development projects and to finance the costs of additional projects we may undertake. As a result of market conditions, we believe we will be limiting our development activities in the near future and expect to concentrate our growth efforts on the acquisition of properties.

Below is a summary of certain obligations that will require significant capital:

(In thousands) Contractual Obligations	Payments due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	After 5 Years
Long-term debt[1]	$1,733,540	$414,749	$535,191	$360,918	$422,682
Operating leases - land[2]	278,617	4,201	12,603	8,402	253,411
Operating leases - building[2]	16,592	1,477	4,514	3,081	7,520
Estimated development commitments[3]	2,900	2,900	—	—	—
Mezzanine loan funding[4]	29,382	15,706	13,676	—	—
Tenant-related capital[5]	56,000	19,300	35,200	—	1,500
Building capital[6]	3,100	3,100	—	—	—

1.	See note 2 of CarrAmerica’s Notes to Consolidated Financial Statements.
2.	See notes 4 and 7 of CarrAmerica’s Notes to Consolidated Financial Statements.
3.	Estimated costs to complete residential project under construction.
4.	Mezzanine financing commitments for Atlantic Building, Shakespeare Theatre and Square 320. See note 13 of CarrAmerica’s Notes to Consolidated Financial Statements.
5.	Committed tenant related capital based on executed leases as of December 31, 2003.
6.	Committed building capital additions based on contracts in place as of December 31, 2003.

We have various standing or renewable contracts with vendors. These contracts are all cancelable with immaterial or no cancellation penalties. Contract terms are generally one year or less. We are currently committed to fund tenant-related capital improvements as described in the table above for executed leases. However, expected leasing levels could require additional tenant-related capital improvements which are not currently committed. We expect that total tenant-related capital improvements, including those already committed, will be approximately $50 million to $70 million in 2004. Due to the competitive office leasing market and higher vacancy rates, we expect that tenant-related capital costs will continue to remain high into 2005.

Unconsolidated Investments and Joint Ventures

We have minority ownership interests in two non-real estate operating companies, AgilQuest and essention, which we account for using the cost method and in which we invested $2.8 million and $1.7 million, respectively. We evaluate these investments regularly considering factors such as the companies progress against their business plans, their operating results and estimated fair values of their equity securities. Based on these evaluations, we recognized impairment losses of $1.1 million on our investment in AgilQuest in the fourth quarter of 2003 and $500,000 on our investment in essention in the fourth quarter of 2002. In the future, additional impairment charges related to our investments may be required.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” This Interpretation addresses the consolidation of variable interest entities (“VIEs”) in which the equity investors lack one or more of the essential characteristics of a controlling financial interest or where the equity investment at risk is not sufficient for the entity to finance its activities without subordinated financial support from other parties. The adoption of Interpretation No. 46 in 2003 had no effect on our financial statements as we concluded that we are not required to consolidate any of our unconsolidated real estate ventures that we have accounted for using the equity method or the VIEs described below. In December 2003, the FASB issued a revised Interpretation No. 46 which modifies and clarifies various aspects of the original Interpretation. The adoption of the revised Interpretation No. 46 in 2003 also had no effect on our financial statements.

During 2003, we provided mezzanine loans and guaranties to third-parties for development management projects. The purpose of these VIEs is to build and own office buildings in Washington, D.C. Based upon our analysis, we believe that we are not the primary beneficiary of either entity and, accordingly, we do not consolidate them. Our maximum exposure to loss as of December 31, 2003 is $50.2 million, the sum of our notes receivable and the maximum exposure under the guaranties.

We do not have any off-balance sheet arrangements, other than those disclosed in our contractual obligations or as a guarantee, with any unconsolidated investments or joint ventures that we believe have or are reasonably likely to have a future material effect on our financial condition, changes in our financial condition, our revenue or expenses, our results of operations, our liquidity, our capital expenditures or our capital resources.

We have investments in real estate joint ventures in which we hold 15%-50% interests. These investments are accounted for using the equity or cost method, as appropriate, and therefore the assets and liabilities of the joint ventures are not included in our consolidated financial statements. Most of these joint ventures own and operate office buildings financed by non-recourse debt obligations that are secured only by the real estate and other assets of the joint ventures. We have no obligation to repay this debt and the lenders have no recourse to our other assets. As of December 31, 2003, we guaranteed $40.0 million of debt related to a joint venture and have provided completion guarantees related to three joint venture projects for which total costs are anticipated to be $265.3 million, of which $230.4 million had been expended to date. We have not funded any amounts under these guarantees and do not expect any funding will be required in the future.

Our investments in these joint ventures are subject to risks not inherent in our majority owned properties, including:

•	absence of exclusive control over the development, financing, leasing, management and other aspects of the project;

•	possibility that our co-venturer or partner might:

•	become bankrupt;

•	have interests or goals that are inconsistent with ours;

•	take action contrary to our instructions, requests or interests (including those related to CarrAmerica’s qualification as a REIT for tax purposes); or

•	otherwise impede our objectives; and

•	possibility that we, together with its partners, may be required to fund losses of the investee.

In addition to making investments in these ventures, we provide construction management, leasing and property management, development and architectural and other services to them. We earned fees for these services of $8.1 million in 2003, $8.0 million in 2002 and $14.2 million in 2001. Accounts receivable from joint ventures and other affiliates were $0.7 million at December 31, 2003 and $1.7 million at December 31, 2002.

Guarantee Obligations

Our obligations under guarantee agreements at December 31, 2003 are summarized as follows:

Type of Guarantee	Project Relationship	Term	Maximum Exposure	Carrying Value
Loan[1]	575 7th Street	Apr-05	$40,000,000	$—
Loan[2]	Atlantic Building	Mar-07	25,000,000	160,000
Completion[3]	Atlantic Building	Mar-07	85,316,000	250,000
Loan[4]	Shakespeare Theater	Dec-04	16,500,000	175,000
Indemnification[5]	HQ Global		unknown	—
Loan[6]	Square 320	Mar-05	16,070,000	135,000

1.	Loan guarantee relates to a joint venture in which we have a 30% interest and for which we are the developer. It is a payment guarantee to the lender on behalf of the joint venture. If the joint venture defaults on the loan, we may be required to perform under the guarantee. We have a reimbursement guarantee from the other joint venture partner to repay us its proportionate share (70%) of any monies we pay under the guarantee.
2.	Loan guarantee relates to a third party project for which we are the developer. It is a payment guarantee to the lender. If the third party defaults on the loan, we may be required to perform under the guarantee. We have a security interest in the third party’s interest in the underlying property. In the event of a default, we can exercise our rights under the security agreement to take title to the property and sell the property to mitigate our exposure under the guarantee. We have entered into an agreement with the lender that permits us to acquire the lender’s first position mortgage securing the loan if the third party defaults on the loan and we then make payment in full to the lender under the guarantee.
3.	Completion guarantee relates to a third party project for which we are the developer. It is a completion guaranty to the lender. If the third party defaults on its obligation to construct the building, we may be required to perform. As long as there is no Event of Default under the loan agreement, the lender will continue to make funds available from the construction loan to complete the project.

4.	Represents a payment guarantee on a third party project for which we are the developer. We have entered into an agreement with the lender that permits us to acquire the lender’s first position mortgage securing the loan if the third party defaults on the loan and we then make payment in full to the lender under the guarantee.
5.	See “ Legal Proceedings” for further discussion.
6.	Loan guarantee relates to a third party project for which we are the developer. It is a payment guarantee to the lender. If the third party defaults on the loan, we may be required to perform under the guarantee. We have a security interest in the third party’s interest in the underlying property. In the event of a default, we can exercise our rights under the security agreement to take title to the property and sell the property to mitigate our exposure under the guarantee. We have entered into an agreement with the lender that permits us to acquire the lender’s first position mortgage securing the loan if the third party defaults on the loan and we then make payment in full to the lender under the guarantee.

In the normal course of business, we guarantee our performance of services or indemnify third parties against our negligence.

HQ Global Workplaces, Inc.

In 1997, we began making investments in HQ Global, a provider of executive office suites. On June 1, 2000, we, along with HQ Global, VANTAS Incorporated (VANTAS) and FrontLine Capital Group (FrontLine), consummated several transactions including (i) the merger of VANTAS with and into HQ Global, (ii) the acquisition by FrontLine of shares of HQ Global common stock from us and other stockholders of HQ Global, and (iii) the acquisition by VANTAS of our debt and equity interests in OmniOffices (UK) Limited and OmniOffices LUX 1929 Holding Company S.A. We received $377.3 million in cash in connection with these transactions. In addition, $140.5 million of debt which we had guaranteed was repaid with a portion of the cash proceeds. Following the transaction, we owned approximately 16% of the equity of HQ Global on a diluted basis and our investment had a carrying value of $42.2 million. FrontLine, the majority stockholder of HQ Global, announced in October 2001 that HQ Global was in default with respect to certain covenant and payment obligations under its senior and mezzanine term indebtedness, was in a forbearance period with HQ Global lenders and was actively negotiating with those lenders. In November 2001, FrontLine disclosed that it had recognized an impairment in the value of intangible assets relating to HQ Global due to HQ Global’s trend of operating losses and its inability to remain in compliance with the terms of its debt arrangements. Based on these factors, our analysis of the financial condition and operating results of HQ Global (which deteriorated significantly during 2001 as the economic slowdown reduced the demand for temporary office space, particularly from technology-related tenants) and the losses of key board members and executives by HQ Global, particularly in the last half of 2001, we determined in the fourth quarter of 2001, that our investment in HQ Global was impaired. We recorded a $42.2 million impairment charge, reducing the carrying value of its remaining investment in HQ Global to zero.

On March 13, 2002, HQ Global filed for bankruptcy protection under Chapter 11 of the federal bankruptcy laws. During 1997 and 1998, to assist HQ Global as it grew its business, we provided guarantees of HQ Global’s performance under four office leases. In the course of the bankruptcy proceedings, which were concluded in September 2003, HQ Global rejected two of these four leases. One lease was for approximately 22,000 square feet of space at two adjacent buildings in San Jose, California. Our liability under this guarantee was limited to approximately $2.0 million. We reached agreement with the landlord of this lease under which we paid $1.75 million in full satisfaction of the guarantee in January 2003. We recognized this expense in 2002.

The second lease rejected by HQ Global is a sublease, which runs through March 2008, for approximately 26,000 square feet of space in downtown Manhattan. In June 2002, we received a demand for payment of the full amount of the guarantee. We joined with HQ Global in filing suit on July 24, 2002 in HQ Global’s bankruptcy proceedings asking the bankruptcy court to declare that, due to the surrender of the premises by HQ Global and the deemed acceptance by the landlord under the sublease of that surrender by virtue of its use of the premises, the lease was terminated by the landlord under the sublease not later than February 28, 2003. In light of its defenses and the uncertainty of these proceedings, we had not previously accrued any expense related to the guarantee. However, on September 16, 2003, the bankruptcy court ruled that HQ Global did not effectively surrender the premises under the sublease and that the landlord under the sublease therefore could not be deemed to have accepted a surrender. In November 2003, we entered into a settlement agreement with the landlord under the sublease agreeing to pay $5.4 million in cash in one payment. We accrued a provision for loss for this settlement in the third quarter of 2003 and paid it in the fourth quarter of 2003.

One of the guaranteed leases that was not rejected by HQ Global runs though January 2013, and is for approximately 19,000 square feet of space in San Mateo, California. In the second quarter of 2002, we accrued a provision for loss under this guarantee of $6.9 million based on the assumption that HQ Global would reject this lease and based on our estimates of the mitigated damages that would be incurred under the lease. In January 2003, HQ Global assigned its interest as a tenant in this lease to us and we in turn subleased the space back to HQ Global at current market rates together with the right to participate in a portion of HQ Global’s future profits, if any, generated by its operations in the space. These agreements were subject to approval by the bankruptcy court and would have been enforceable only if HQ Global successfully reorganized and emerged from bankruptcy proceedings. On September 15, 2003, HQ Global’s plan of reorganization was approved by the bankruptcy court. Based on HQ Global’s reorganization plan being approved and HQ Global’s current operating performance in the space, we reevaluated our estimated loss related to the guarantee and reduced our provision for loss under this guarantee by $4.6 million to $2.3 million in the third quarter of 2003.

New Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Interpretation requires recognition of liabilities at their fair value for newly issued guarantees. The Interpretation requires certain disclosures, which we have included in note 13 of CarrAmerica’s Notes to Consolidated Financial Statements. The adoption of Interpretation No. 45 on January 1, 2003 did not have a material effect on our financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation and requires disclosure in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. Effective January 1, 2003, we adopted the fair value based method of accounting for stock-based compensation costs. We elected to use the prospective method of transition to the fair value method provided in SFAS No. 148 and, accordingly, the method is being applied for all employee stock compensation awards granted, modified or settled on or after January 1, 2003.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” This Interpretation addresses the consolidation of variable interest entities (“VIEs”) in which the equity investors lack one or more of the essential characteristics of a controlling financial interest or where the equity investment at risk is not sufficient for the entity to finance its activities without subordinated financial support from other parties. The adoption of Interpretation No. 46 in 2003 had no effect on our financial statements as we concluded that we are not required to consolidate any of our unconsolidated real estate ventures that we have accounted for using the equity method or the VIEs described below. In December 2003, the FASB issued a revised Interpretation No. 46 which modifies and clarifies various aspects of the original Interpretation. The adoption of the revised Interpretation No. 46 in 2003 also had no effect on our financial statements.

During 2003, we provided mezzanine loans and guaranties to third-parties for development management projects. The purpose of these VIEs is to build and own office buildings in Washington, D.C. Based upon our analysis, we believe that we are not the primary beneficiary of either entity and, accordingly, we do not consolidate them. Our maximum exposure to loss as of December 31, 2003 is $50.2 million, the sum of our notes receivable and the maximum exposure under the guaranties.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). In particular, it requires that mandatorily redeemable financial instruments be classified as liabilities and reported at fair value and that changes in their fair values be reported as interest cost.

SFAS No. 150 was effective for us as of July 1, 2003. On October 29, 2003, the FASB indefinitely delayed the provision of the statement related to non-controlling interests in limited-life subsidiaries that are consolidated. Based on FASB’s deferral of this provision, adoption of SFAS No. 150 did not affect our financial statements. We determined that one of our consolidated partnerships was a limited-life entity. We estimate the fair value of the minority interest in this partnership at December 31, 2003 was approximately $9.5 million and the carrying value of the minority interest at that date was not significant. We are in the process of amending the partnership agreement to give the partnership an indefinite life.

Funds from Operations

Funds from Operations (“FFO”) is a widely used measure of operating performance for real estate companies. We provide FFO as a supplement to net income calculated in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Although FFO is a widely used measure of operating performance for equity REITs, FFO does not represent net income calculated in accordance with GAAP. As such, it should not be considered an alternative to net income as an indication of our operating performance. In addition, FFO does not represent cash generated from operating activities in accordance with GAAP, nor does it represent cash available to pay distributions and should not be considered as an alternative to cash flow from operating activities, determined in accordance with GAAP as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions. FFO is defined by the National Association of Real Estate Investment Trusts (NAREIT) as follows:

•	net income - computed in accordance with GAAP;

•	less gains (or plus losses) from sales of operating properties and items that are classified as extraordinary items under GAAP;

•	plus depreciation and amortization of assets uniquely significant to the real estate industry;

•	plus or minus adjustments for unconsolidated partnerships and joint ventures (to reflect funds from operations on the same basis).

We believe that FFO is helpful to investors as a measure of its performance because it excludes various items included in net income that do not relate to or are not indicative of our operating performance, such as gains and losses on sales of real estate and real estate related depreciation and amortization, which can make periodic comparison of operating performance more difficult. Our management believes, however, that FFO, by excluding such items, which can vary among owners of similar assets in similar condition based on historical cost accounting and useful life estimates, can help compare the operating performance of a company’s real estate between periods or as compared to different companies. Our FFO may not be comparable to FFO reported by other REITs. These other REITs may not define the term in accordance with the current NAREIT definition or may interpret the current NAREIT definition differently than us.

The following table provides the calculation of our FFO and a reconciliation of FFO to net income for the years presented:

(In thousands)	2003	2002	2001
Net income	$72,937	$109,305	$79,061

Adjustments
Minority interest	8,924	13,801	9,431
FFO allocable to Unitholders	(15,404)	(17,884)	(16,901)
Depreciation and amortization	138,433	137,245	131,909
Minority interests’ (non-Unitholders share of
depreciation, amortization and net income)	(1,219)	(1,159)	(755)
Gain on sale of assets	(14,477)	(34,737)	(4,464)

FFO as defined by NAREIT[1]	$189,194	$206,571	$198,281

[1]	FFO as defined by NAREIT for the years ended December 31, 2003, 2002 and 2001, includes impairment losses on real estate of $7.3 million, $2.5 million and $1.5 million, respectively. Prior to the third quarter of 2003, we followed a practice of excluding such losses from FFO (except to the extent they related to land). However, we revised this practice based on clarification of the SEC staff’s position on the FFO treatment of impairment losses and guidance from NAREIT issued during the third quarter of 2003.

Quantitative and Qualitative Disclosures About Market Risk

Our future earnings and cash flows and the fair values of our financial instruments are dependent upon prevailing market rates. Market risk associated with financial instruments and derivative and commodity instruments is the risk of loss from adverse changes in market prices or rates. We manage our risk by matching projected cash inflows from operating activities, financing activities and investing activities with projected cash outflows to fund debt payments, acquisitions, capital expenditures, distributions and other cash requirements. We may also use derivative financial instruments at times to limit market risk. Derivative financial instruments may be used to convert variable rate debt to a fixed rate basis, to convert fixed rate debt to a variable rate basis or to hedge anticipated financing transactions. We use derivative financial instruments only for hedging purposes, and not for speculation or trading purposes.

On May 8, 2002, we entered into interest rate swap agreements with J.P. Morgan Chase and Bank of America, N.A. hedging $150.0 million of senior unsecured notes due July 2004. We receive interest at a fixed rate of 7.2% and pay interest at a variable rate of six-month LIBOR in arrears plus 2.72%. The interest rate swaps mature at the same time the notes are due. The swaps qualify as fair value hedges for accounting purposes. Net semi-annual settlement payments are recognized as increases or decreases to interest expense. The fair value of the interest rate swaps is recognized on our balance sheet and the carrying value of the senior unsecured notes is increased or decreased by an offsetting amount. As of December 31, 2003, the fair value of the interest rate swaps was approximately $2.1 million. We recognized a reduction in interest expense for 2003 and 2002 of approximately $4.9 million and $2.7 million, respectively, related to the swaps. As of December 31, 2003, taking into account the effect of the interest rate swaps, the effective interest rate on the notes was reduced to 3.9%.

In conjunction with the issuance of $175.0 million of senior unsecured notes in November 2002, we entered into interest rate swap agreements with J.P. Morgan Chase, Bank of America, N.A. and Goldman, Sachs & Co. We receive interest at a fixed rate of 5.25% and pay interest at a variable rate of six-month LIBOR in arrears plus 1.405%. The interest rate swaps mature at the same time the notes are due. The swaps qualify as fair value hedges for accounting purposes. Net semi-annual settlement payments are recognized as increases or decreases to interest expense. The fair value of the interest rate swaps is recognized on CarrAmerica’s balance sheet and the carrying value of the senior unsecured notes is increased or decreased by an offsetting amount. As of December 31, 2003, the fair value of the interest rate swaps was approximately $0.7 million. We recognized a reduction in interest expense for 2003 and 2002 of approximately $4.5 million and $0.4 million, respectively, related to the swaps. As of December 31, 2003, taking into account the effect of the interest rate swaps, the effective interest rate on the notes was reduced to 2.6%.

As part of the assumption of $63.5 million of debt associated with the purchase of two operating properties in August 2002, we also purchased two interest rate caps with a notional amount of $97.0 million and LIBOR capped at 6.75% which expire in September 2004. As of December 31, 2003, the fair market value of these interest rate caps was not material.

In December 2003, we purchased an interest rate cap with a notional amount of $100.0 million and LIBOR capped at 8.0% which expires in January 2005. As of December 31, 2003, the fair market value of this interest rate cap was not material.

If the market rates of interest on our credit facility change by 10% (or approximately 19 basis points), our annual interest expense would change by approximately $0.5 million. This assumes the amount outstanding under our credit facility remains at $243.5 million, its balance at December 31, 2003. The book value of our credit facility approximates market value at December 31, 2003.

If the market rates of interest on our interest rate swap agreements change by 10% (or approximately 32 basis points), our annual interest expense would change by approximately $1.1 million.

A change in interest rates generally does not impact future earnings and cash flows for fixed-rate debt instruments, except for those senior notes which have been hedged with interest rate swaps. As fixed-rate debt matures, and additional debt is incurred to fund the repayments of maturing loans, future earnings and cash flows may be impacted by changes in interest rates. This impact would be realized in the periods subsequent to debt maturities. The following is a summary of the fixed rate mortgages and senior unsecured debt maturities at December 31, 2003 (in thousands):

2004	$171,249
2005	157,624
2006	20,462
2007	357,105
2008	124,385
2009 & thereafter	659,215

$1,490,040

If we assume the repayments of fixed rate borrowings are made in accordance with the terms and conditions of the respective credit arrangements, a 10% change in the market interest rate for the respective fixed rate debt instruments would change the fair market value of our fixed rate debt by approximately $30.1 million. The estimated fair market value of the fixed rate debt instruments and the senior unsecured notes at December 31, 2003 was $437.4 million and $1,185.6 million, respectively.

In addition to the arrangements described above, in connection with the pricing of our 3.625% Senior Notes Due 2009, CarrAmerica entered into an interest rate swap with respect to $100 million of the notes, effectively converting such notes from a fixed rate to a floating rate of 26.75 basis points over the six-month LIBOR rate payable in arrears. The swap will terminate on April 1, 2009. We are now the counterparty on the swap.

Item 3. Properties

General

As of December 31, 2003, we owned interests (consisting of whole or partial ownership interests) in 259 operating office buildings located in 12 markets across the United States. As of December 31, 2003, we owned fee simple title or leasehold interests in 257 operating office buildings, controlling partial interests in two operating office buildings and non-controlling partial interests of 15% to 50% in 38 operating office buildings. Except as we disclose in “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources,” we have no immediate plans to renovate our operating properties other than for routine capital improvements.

The following table sets forth information about each operating property in which we owned an interest as of December 31, 2003.

Property	# of Buildings	Net Rentable Area in Sq. Feet[1]	Percent Leased[2]	Total Annualized Base Rent[3] (in thousands)	Average Base Rent /Leased Sq. Feet[4]	Significant Tenants[5]
Consolidated Properties
EASTERN REGION
Downtown Washington, D.C.:
International Square	3	1,014,914	97.5%	$34,949	$35.31	International Monetary Fund (49%)
900 19th Street	1	101,215	96.4%	3,629	37.18	America’s Community Bankers (27%), Stone & Webster Management (13%), Korn/Ferry International (12%), Lucent Technologies, Inc. (11%)
2550 M Street	1	192,393	100.0%	6,465	33.60	Patton Boggs, L.L.P. (99%)
1730 Pennsylvania Avenue	1	229,292	98.7%	8,643	38.21	Federal Deposit Insurance Co. (47%), King & Spalding (39%)
1255 23rd Street[7]	1	306,395	96.9%	9,041	30.45	Chronicle of Higher Education (30%), William M. Mercer, Inc. (21%)
1747 Pennsylvania Avenue[7]	1	151,997	100.0%	5,354	35.23	Legg Mason (19%)
1775 Pennsylvania Avenue[6]	1	143,857	98.6%	4,204	29.62	Citicorp Savings of Washington, DC (81%)
1717 Pennsylvania Avenue	1	184,446	100.0%	7,256	39.34	MCI Telecommunications Corp. (57%), Goodwin Procter, LLP (12%)
Suburban Washington, D.C.:
One Rock Spring Plaza[6]	1	205,721	97.7%	5,908	29.39	Caterair International (22%), Sybase, Inc. (19%)
Sunrise Corporate Center	3	260,253	99.2%	6,565	25.43	Software AG of North America (80%)
Reston Crossing East & West	2	327,788	100.0%	6,998	21.35	Nextel Communications, Inc. (100%)

Property	# of Buildings	Net Rentable Area in Sq. Feet[1]	Percent Leased[2]	Total Annualized Base Rent[3] (in thousands)	Average Base Rent /Leased Sq. Feet[4]	Significant Tenants[5]
Trans Potomac V Plaza	1	97,006	98.1%	2,535	26.64	Effinity Financial Corp. (13%), Casals & Assoc., Inc. (11%), Larson & Taylor (11%), Grafik Communications, Ltd. (11%), The Onyx Group (11%)
Canal Center	4	495,119	84.7%	11,738	27.99	Close Up Foundation (12%)

Washington, D.C.	21	3,710,396	96.6%
Atlanta, GA:
Glenridge	1	63,861	93.0%	1,194	20.10	Brooks, McGinnis & Co. (17%), Metropolitan Life Insurance (13%), Spectrum Realty Advisors (12%), Communications Trends Inc. (11%)
Holcomb Place	1	72,828	100.0%	1,169	16.05	Intercept Inc. (92%)
Midori	1	100,195	42.9%	840	19.55	United Parcel Service (21%), Oakmont Mortgage, Inc. (11%)
Parkwood	1	150,270	96.0%	2,843	19.71	Onesource (20%), Numerex Corp. (17%)
The Summit	1	179,085	79.9%	2,530	17.68	Unisys Corp. (73%)
Spalding Ridge	1	127,726	86.3%	1,923	17.44	Honey Baked Ham Co. (43%), Federal Deposit Insurance (10%)
2400 Lake Park Drive	1	103,460	55.5%	1,050	18.30	United Healthcare Services, Inc. (20%), GSA (19%)
680 Engineering Drive	1	62,154	61.5%	363	9.50	EMS Technologies (26%), Pointclear, LLC (24%), Intelligent Media Corp. (11%)
Embassy Row	3	465,835	79.9%	6,571	17.66	Ceridian Corp (29%), Hanover Insurance Co. (17%)
Embassy 100, 500	2	190,470	100.0%	4,283	22.48	Art Institute of Atlanta, Inc. (60%), Career Education Corp. (40%)
Waterford Centre	1	84,219	60.8%	782	15.28	Wood & Company, Inc. (23%)
The Forum	1	90,462	100.0%	1,904	21.04	NAC International, Inc. (72%)

Atlanta	15	1,690,565	81.2%
Eastern Region Subtotal	36	5,400,961	91.7%

Property	# of Buildings	Net Rentable Area in Sq. Feet[1]	Percent Leased[2]	Total Annualized Base Rent[3] (in thousands)	Average Base Rent /Leased Sq. Feet[4]	Significant Tenants[5]
PACIFIC REGION
Southern California: Los Angeles:
Warner Center	12	344,706	89.5%	7,420	24.04	GSA (20%)
Warner Premier	1	61,210	96.1%	1,572	26.71	Protective Life Insurance (34%), Charles Schwab & Co., Inc. (12%), Steven B. Simon (11%)
2600 W. Olive	1	144,831	100.0%	3,744	25.85	Walt Disney Company (80%), Emmis Radio Corp. (16%)
Westlake Spectrum	2	108,084	99.3%	2,131	19.85	Securitas Security Services (67%), Insweb Corp. (12%)

Southern California: Los Angeles	16	658,831	94.0%
Southern California: Orange County:
Scenic Business Park	4	138,076	85.8%	2,215	18.69	Miles, Wright, Finely & Zak (19%), Talbert Medical Group (19%), Terayon Communication System (17%), Coast Community College (13%), So. California Blood & Tissue Services (12%)
Harbor Corporate Park	4	151,239	98.3%	2,778	18.70	Conoco Phillips Co. (12%), Trizetto Group, Inc. (11%)
South Coast Executive Center	2	162,504	95.5%	3,985	25.68	University of Phoenix (39%)
Von Karman	1	104,375	100.0%	2,702	25.88	Vison Solutions, Inc. (41%), Fidelity National Titile Ins. (25%), Taco Bell Corp. (17%)
Bay Technology Center	2	107,481	100.0%	1,715	15.96	Finance America (65%), Stratacare, Inc. (21%)
Pacific Corporate Plaza 1, 2, 3	3	124,119	93.4%	2,356	20.33	Gallagher Bassett Svcs., Inc. (20%), Covenant Care California, Inc. (16%), Lan International (16%), Marie Callender Pie Shops (14%)
Alton Deere Plaza	6	182,461	83.4%	3,066	20.15	Nextlink California (18%), XO California, Inc. (12%), Tetra Tech, Inc. (11%)

Southern California: Orange County	22	970,255	93.0%

Property	# of Buildings	Net Rentable Area in Sq. Feet[1]	Percent Leased[2]	Total Annualized Base Rent[3] (in thousands)	Average Base Rent /Leased Sq. Feet[4]	Significant Tenants[5]
Southern California: San Diego:
Del Mar Corporate Plaza	2	123,142	58.5%	1,894	26.28	Stellcom, Inc. (29%), JMI Services, Inc. (25%)
Towne Center Technology Park 1, 2, 3	3	182,120	100.0%	3,348	18.38	Gateway, Inc. (100%)
Lightspan	1	64,800	100.0%	1,283	19.80	Lightspan Partnership (100%)
La Jolla Spectrum 1 & 2	2	156,653	100.0%	6,021	38.44	Torrey Mesa Research Institute (51%), Scripps Research Institute (49%)
Palomar Oaks Technology Park	6	170,406	82.2%	1,905	13.61	Unifet, Inc. (23%), TPR Group, Inc. (13%)
Towne Center Technology Park 4	1	105,358	100.0%	2,012	19.10	Gateway, Inc. (100%)
Highlands Corporate Center	5	205,191	93.4%	6,167	32.18	Vycera Communications, Inc. (12%)
11119 Torrey Pines Road	1	76,701	100.0%	1,531	19.97	Chase Manhattan Mortgage (100%)
Carroll Vista I & II	3	107,579	100.0%	2,156	20.04	Chugai Biopharmaceutical, Inc. (70%), Cardiodynanics International (17%), Peregrine Semiconductors (13%)

Southern California: San Diego	24	1,191,950	92.0%
Northern California: San Francisco Bay Area:
CarrAmerica Corporate Center	7	1,004,679	86.5%	21,314	24.53	AT&T (36%), Peoplesoft, Inc. (18%), Pacific Bell Mobile Services (14%), Safeway Inc. (14%)
Valley Business Park I	2	67,784	91.4%	750	12.10	Premier Devices, Inc. (35%), Multichip Assembly Inc. (17%), Acer Labs, Inc. USA (15%)
Bayshore Centre 2	1	94,874	0.0%	—	—	Building is vacant
Rincon Centre	3	201,178	88.4%	3,899	21.92	Toshiba America Electronics (31%), Propel Sofware Corp. (21%), Future Electronics Corp. (19%), GDA Technologies, Inc. (11%)
Valley Centre II	4	212,082	100.0%	3,187	15.03	Boston Scientific (100%)
Valley Office Centre	2	68,873	94.8%	2,007	30.72	Bank of America (21%), Quadrep, Inc. (13%)
Valley Centre	2	102,291	78.0%	1,585	19.87	Seagate Technology (40%), Numerical Technologies, Inc. (38%)
Valley Business Park II	6	166,928	80.4%	2,938	21.88	Pericom Semiconductor Corp. (40%)

Property	# of Buildings	Net Rentable Area in Sq. Feet[1]	Percent Leased[2]	Total Annualized Base Rent[3] (in thousands)	Average Base Rent /Leased Sq. Feet[4]	Significant Tenants[5]
Rio Robles	7	368,178	88.7%	1,498	4.59	Covad Communications Co. (23%), Pericom Semiconductor Corp. (21%), Vicace Networks, Inc. (14%), KLA Instruments Corp. (13%)
First Street Technology Center	1	67,582	0.0%	—	—	Building is vacant
Baytech Business Park	4	300,000	78.8%	4,756	20.13	Schlumberger Technologies, Inc. (50%), Caspian Networks (25%)
3571 North First Street	1	116,000	100.0%	3,341	28.80	Sun Microsystems, Inc. (100%)
San Mateo Center I	1	73,240	28.2%	580	28.13	ePOCRATES, Inc. (28%)
Oakmead West Land A-G	7	425,981	100.0%	10,345	24.29	Applied Materials, Inc. (52%), Proxim, Inc. (48%)
San Mateo II & III	2	141,427	75.9%	2,538	23.62	Blazent, Inc. (11%)
Hacienda West	2	207,288	89.2%	5,508	29.77	Paychex, Inc. (13%), Sun Microsystems, Inc. (13%)
Sunnyvale Technology Center	5	165,520	100.0%	3,611	21.82	Lattice Semiconductor Corp. (51%), BMC Software (25%), Nokia Internet Comm., Inc. (12%), Metelics Corp. (12%)
Clarify Corporate Center 1, 2, 3, 4	4	258,048	100.0%	7,566	29.32	Nortel Networks, Inc. (100%)
Valley Technology Center 1, 2, 3, 4, 5, 6 & 7	7	460,590	100.0%	11,678	25.35	Lattice Semiconductor Corp. (29%), TSMC North America, Inc. (24%), Fore Systems, Inc. (18%), Navisite, Inc. (14%)
Golden Gateway Commons	3	276,370	92.1%	8,711	34.24	Sharper Image Corporation (21%), Norcal Mutual Ins. (19%), ABM Industries, Inc. (11%)
Techmart Commerce Center	1	267,735	92.4%	8,590	34.73	Network Conference Co., Inc. (13%)
Fremont Technology Park 1, 2, 3	3	139,304	86.3%	1,511	12.57	Flash Electronics, Inc. (32%), Bandwidth Unlimited, Inc. (29%), Intervideo, Inc. (25%)
Mountain View Gateway Center	2	236,400	100.0%	5,452	23.06	KPMG LLP (57%), Netscape Communications (43%)
Stanford Research Park[6]	2	89,595	100.0%	4,218	47.08	Merrill Lynch (56%), McKinsey & Company, Inc. (44%)

Property	# of Buildings	Net Rentable Area in Sq. Feet[1]	Percent Leased[2]	Total Annualized Base Rent[3] (in thousands)	Average Base Rent /Leased Sq. Feet[4]	Significant Tenants[5]
500 Forbes	1	155,685	100.0%	5,698	36.60	Cell Genesys, Inc. (100%)

Northern California: San Francisco Bay	80	5,667,632	88.3%
Portland, OR:
Sunset Corporate Park	3	132,531	60.0%	1,057	13.30	Volkswagen of America, Inc. (34%)
Rock Creek Corp Center	3	142,662	100.0%	3,227	22.62	Corillian Corp. (86%), University of Phoenix (14%)

Portland	6	275,193	80.7%
Seattle, WA:
Redmond East	10	396,497	90.5%	5,269	14.69	Avaya, Inc, (21%), Cardiac Pacemakers Inc. (20%), Genetic Systems (14%), Riverdeep Group (12%)
Redmond Hilltop B & C	2	90,880	100.0%	1,523	16.76	Concur Technologies (90%), Citrix Systems, Inc. (10%)
Canyon Park	6	316,667	99.5%	5,095	16.16	Icos Corp. (28%), Targeted Genetics Corp. (24%), Fedex (14%), Skeletech, Inc. (12%)
Willow Creek	1	96,179	100.0%	1,138	11.83	Data I/O Corporation (100%)
Willow Creek Corp. Center 1, 2, 3, 4, 5, 6	6	326,445	14.0%	693	15.16	No tenant occupies 10%
Canyon Park Commons 1, 2, 4	3	176,846	100.0%	2,498	14.13	Washington Mutual Bank (62%), AT&T Wireless Services, Inc. (38%)
Canyon Park	1	95,290	100.0%	1,532	16.08	Safeco Insurance Co. (100%)

Seattle	29	1,498,804	78.7%
Pacific Region Subtotal	177	10,262,665	87.9%
CENTRAL REGION
Austin, TX:
City View Centre	3	137,185	48.0%	902	13.70	Oasis Design, Inc. (20%)
City View Center	1	128,716	100.0%	1,456	11.31	Broadwing Telecommunications (100%)
Tower of the Hills	2	166,149	93.3%	2,697	17.40	Texas Guaranteed Student Loan (69%)

Austin	6	432,050	80.9%

Property	# of Buildings	Net Rentable Area in Sq. Feet[1]	Percent Leased[2]	Total Annualized Base Rent[3] (in thousands)	Average Base Rent /Leased Sq. Feet[4]	Significant Tenants[5]
Chicago, IL:
Parkway North I	1	249,259	37.8%	1,846	19.59	No tenant occupies 10%
333 E. and 377 E. Butterfield Road	2	366,497	66.7%	3,363	13.76	Washington Mutual Bank (17%)
The Crossings	1	291,695	78.8%	3,740	16.27	Abercrombie & Kent International (15%), Interface Software, Inc. (12%)
Bannockburn I & II	2	209,447	83.3%	2,824	16.18	IMC Global, Inc. (34%), Shindengen America, Inc. (17%)
Bannockburn IV	1	108,801	95.5%	1,810	17.41	Abbott Laboratories (12%), Orren Pickell Builders, Inc. (11%)

Chicago	7	1,225,699	69.1%
Dallas, TX:
Cedar Maple Plaza	3	113,117	86.7%	2,247	22.92	A. G. Edwards & Sons, Inc. (11%)
Quorum North	1	115,846	60.3%	1,286	18.41	Digital Matrix Systems, Inc. (20%)
Quorum Place	1	178,504	76.3%	1,628	11.94	Lockwood Greene Engineers (11%)
Tollway Plaza 1, 2	2	359,903	94.3%	7,667	22.58	Sun Microsystems, Inc. (27%), Americorp Relocation Mgmt. (10%)
Two Mission Park	1	77,363	74.6%	872	15.13	7-Eleven, Inc. (20%), Bland, Garvey, Eads, Medlock (18%)
5000 Quorum	1	161,534	68.3%	1,983	17.98	No tenant occupies 10%

Dallas	9	1,006,267	80.7%
Central Region Subtotal	22	2,664,016	75.4%
MOUNTAIN REGION
Denver, CO:
Harlequin Plaza	2	324,601	89.8%	5,084	17.43	Travelers Insurance Co. (24%), Bellco Credit Union (17%), Regis University (12%)
Quebec Court I	1	130,000	100.0%	2,469	19.00	Time Warner Communications (100%)
Quebec Court II	1	157,294	100.0%	2,694	17.13	Tele-Communications, Inc. (100%)
Quebec Centre	3	106,865	87.3%	1,692	18.15	Team Lending Concepts, LLC (14%), Eonbusiness Corp. (12%), Walberg, Dagner & Tucker, P.C. (11%)

Property	# of Buildings	Net Rentable Area in Sq. Feet[1]	Percent Leased[2]	Total Annualized Base Rent[3] (in thousands)	Average Base Rent /Leased Sq. Feet[4]	Significant Tenants[5]
Dry Creek 2 & 3	2	185,957	92.3%	2,693	15.68	Comcast Cable Communications (50%), Peerless Insurance Co. (18%), Radiology Imaging Associates (18%)

Denver	9	904,717	93.3%

Phoenix, AZ:
Qwest Communications	4	532,506	100.0%	10,254	19.26	Qwest Communications (100%)

Salt Lake City, UT:
Sorenson Research Park	5	281,246	96.6%	3,653	13.45	Convergys Customer Mgmt (47%), ITT Educational Services, Inc. (15%)
Wasatch Corporate Center	3	178,231	81.7%	2,228	15.30	Advanta Bank Corp. (28%), Achieveglobal, Inc. (16%), Fonix Corp. (14%), Musician’s Friend, Inc. (14%)
Wasatch Corporate Center 18	1	49,566	11.1%	2	0.37	No tenant occupies 10%
Sorenson X	1	41,288	100.0%	796	19.28	EDS Information Services LLC (63%), Volvo Commercial Credit (13%), WFS Financial, Inc. (11%), Best Buy Stores (10%)
Creekside I & II	1	78,000	100.0%	1,108	14.21	3Com Corporation (100%)

Salt Lake City	11	628,331	86.2%

Mountain Region Subtotal	24	2,065,554	92.9%

Total Consolidated Properties	259	20,393,196		409,045
Weighted Average			87.8%		22.85

Unconsolidated Properties
Washington, D.C.:
1919 Pennsylvania Avenue[8]	1	328,817	99.5%	9,271	38.39	A. C. Corporation (24%), Mortgage Bankers Assoc. (22%), Cole, Raywid & Braverman, LLP (17%), Porter Wright Morris (13%), Jenkens & Gilchrist (12%)
2025 M Street[8]	1	245,303	99.5%	5,093	29.14	Radio Free Asia (32%), Smith, Bucklin & Assoc. (27%), Akin Gump (11%)

Property	# of Buildings	Net Rentable Area in Sq. Feet[1]	Percent Leased[2]	Total Annualized Base Rent[3] (in thousands)	Average Base Rent /Leased Sq. Feet[4]	Significant Tenants[5]
1201 F Street[12]	1	226,922	99.6%	7,262	32.38	Cadwalader, Wickersham (21%), Charles River Assoc., Inc. (20%), Health Insurance Assoc. (18%), National Federation of Independent Business (17%)
Bond Building[9]	1	162,182	98.7%	5,425	33.45	GSA (97%)
Booz-Allen & Hamilton Building[10]	1	222,989	100.0%	3,918	17.57	Booz-Allen & Hamilton (100%)

Portland, OR:
GM Call Center[11]	1	103,279	100.0%	1,288	12.47	GM Call Center (100%)

Chicago, IL:
Parkway 3, 4, 5, 6, 9, 10[12]	6	771,945	78.7%	11,010	18.69	Fujisawa Healthcare, Inc. (22%), CITI Commerce Solutions, Inc. (17%), Shand Morahan & Co. (11%)

Dallas, TX:
Royal Ridge Phase II, A, B12	4	505,677	99.2%	8,062	16.10	Verizon (23%), Capital One Services (20%), American Honda Finance Corp. (10%)
Custer Court[8]	1	120,838	62.4%	1,167	15.48	DGI Technologies, Inc. (26%), Aurora Loan Services Inc. (18%), Advanced Fibre Communication (16%)

Austin, TX:
300 W. Sixth St.[13]	1	446,391	69.5%	6,372	17.64	Clark, Thomas & Winters, P.C. (23%), Akin, Gump (20%), AVP Management Services, Inc. (10%)
Riata Corporate[12]	8	673,622	88.4%	9,662	16.23	Janus Capital (47%), Pervasive Software, Inc. (14%)
Riata Crossing[12]	4	324,056	100.0%	6,453	20.49	EDS (84%)

Orange County/Los Angeles
10 UCP[13]	1	775,353	82.0%	20,103	31.61	Vivendi Universal (48%)
1888 Century Park[12]	1	474,070	72.8%	9,736	27.37	SCPIE Holdings, Inc. (22%)

Property	# of Buildings	Net Rentable Area in Sq. Feet[1]	Percent Leased[2]	Total Annualized Base Rent[3] (in thousands)	Average Base Rent /Leased Sq. Feet[4]	Significant Tenants[5]
Denver, CO:
Panorama I, II, III, V, VIII, X12	6	664,050	97.9%	11,938	18.37	Charles Schwab & Co., Inc. (41%), AT&T Corp. (13%)

Total Unconsolidated Properties	38	6,045,494		116,760

Weighted Average			88.1%		21.92
Total All Operating Properties:	297	26,438,690		$525,805

Weighted Average			87.9%		22.63

[1]	Includes office, retail, parking space and storage.
[2]	Includes spaces for leases that have been executed and have commenced as of December 31, 2003.
[3]	Total annualized base rent equals total original base rent, including historical contractual increases and excluding (i) percentage rents, (ii) additional rent payable by tenants such as common area maintenance, real estate taxes and other expense reimbursements, (iii) future contractual or contingent rent escalations and (iv) parking rents.
[4]	Calculated as total annualized base rent divided by net rentable area leased.
[5]	Includes tenants leasing 10% or more of rentable square footage (with the percentage of rentable square footage in parentheses).
[6]	We own the improvements on the property and have a leasehold interest in all the underlying land.
[7]	We hold a majority ownership interest through a joint venture.
[8]	We own 49% through a joint venture.
[9]	We own 15% through a joint venture.
[10]	We own 50% through a joint venture.
[11]	We own 16% through a joint venture.
[12]	We own 35% through a joint venture.
[13]	We own 20% through a joint venture.

Insurance

Although we believe our properties are adequately covered by insurance, we cannot predict at this time if we will be able to obtain full coverage at a reasonable cost in the future. Our insurance costs increased significantly in mid-2002. Due to various factors and coverage changes, as described below, our premiums for the 2003-2004 renewal period were relatively unchanged from the 2002-2003 period.

As a result of the Terrorism Risk Insurance Act of 2002 (“TRIA”), we elected to purchase the TRIA coverage upon our 2003 insurance renewal rather than stand alone coverage. Our TRIA insurance coverage is up to $500 million for foreign certified terrorist acts and also includes $25 million of coverage for domestic terrorism. However, TRIA currently only mandates that carriers provide such coverage through 2004. In addition, coverage under TRIA includes only physical damage and does not include losses due to biological, chemical or radioactive contamination. The failure of the government to renew or extend TRIA or the lack of coverage for the types of contamination not covered by TRIA could cause terrorism insurance to be prohibitively expensive and could have a material adverse effect on our financial results if a building we own becomes uninhabitable as a result of a biological, chemical, radioactive or other contamination.

In 2003, due to the rising cost of California earthquake insurance, we reviewed our probable maximum loss (“PML”) and industry practice related to earthquake coverage for various factors. As a result of this review, we determined that it was possible to lower its earthquake coverage from $200 million to $150 million. We believe this will be sufficient coverage but there can be no assurance that such coverage will adequately compensate us for any loss, that our coverage would continue after a loss, or that a loss, even if covered, would not have a material adverse effect on our business, financial condition or results of operations.

Occupancy, Average Rentals and Lease Expirations

As of December 31, 2003, 87.8% of our aggregate net rentable square footage in 259 consolidated stabilized office buildings was leased. The following table summarizes percent leased and average annualized rent per leased square foot (excluding storage space) for the past five years for the stabilized consolidated operating properties:

December 31,	Percent Leased at Year End	Average Annualized Rent/Leased Sq. Ft.[1]	Number of Consolidated Properties
2003	87.8%	$26.31	259
2002	92.3%	25.91	260
2001	95.3%	25.02	254
2000	97.4%	23.77	252
1999	97.4%	21.66	271

[1]	Calculated as total annualized building operating revenue, including tenant reimbursements for operating expenses and excluding parking and storage revenue, divided by the total square feet, excluding storage, in buildings under lease at year end.

The following table is a schedule of our lease expirations for leases in place as of December 31, 2003 for the 259 consolidated operating office buildings, assuming no tenants exercise renewal options:

Year of Lease Expiration	Net Rentable Area Subject to Expiring Leases (sq. ft.)	Annual Base Rent Under Expiring Leases (000’s)	Percent of Total Annual Base Rent Represented by Expiring Leases
2004	2,418,508	$49,960	12.0%
2005	2,105,530	45,963	11.1%
2006	2,398,307	58,994	14.2%
2007	2,699,431	63,785	15.4%
2008	2,499,006	48,918	11.8%
2009	1,832,854	36,492	8.8%
2010	799,356	19,769	4.8%
2011	461,169	9,338	2.3%
2012	1,081,831	26,900	6.5%
2013	502,294	7,775	1.9%
2014 and thereafter	1,109,291	47,054	11.2%

Mortgage Financing

As of December 31, 2003, some of our consolidated operating properties were subject to fixed rate mortgage indebtedness. The total of these mortgages was $390.0 million secured by 42 of our operating office buildings. Our fixed rate mortgage debt as of December 31, 2003 bore an effective weighted average interest rate of 7.9% and had a weighted average maturity of 5.0 years (assuming loans callable before maturity are called as early as possible). The following table details information regarding the mortgage indebtedness for the consolidated operating properties as of December 31, 2003.

Property	Interest Rate	Principal Balance (000’s)	Maturity Date	Annual Debt Service (000’s)	Estimated Balance Due at Maturity (000’s)
900 19th St.	8.25%	14,453	7/15/2019	1,656	— [1]
Canyon Park Commons	9.13%	4,345	12/1/2004	714	4,071
Qwest Communications	7.92%	9,018	12/1/2005	4,332	—
Qwest Communications	7.92%	2,735	12/1/2005	1,378	—
Qwest Communications	7.92%	4,103	12/1/2005	2,067	—
Qwest Communications	7.92%	4,103	12/1/2005	2,067	—
Redmond East	8.38%	25,146	1/1/2006	2,648	24,022[2]
Glenridge/Midori/Waterford/Parkwood	7.20%	17,049	1/1/2006	2,126	15,209[3]
Wasatch Corporate Center	8.15%	11,496	1/2/2007	1,220	10,569
2600 West Olive	6.75%	18,385	1/1/2009	1,524	16,739
Palomar Oaks	8.85%	9,261	4/1/2009	1,025	7,925
1255 23rd St	8.12%	36,901	4/1/2009	3,584	33,062
1730 Penn/ International Square	8.12%	176,988	4/1/2009	17,190	158,571
South Coast	7.13%	14,384	6/10/2009	1,287	12,660
1775 Penn	7.63%	11,467	9/1/2009	1,020	—
Holcomb Place	8.25%	3,185	11/1/2006	338	2,945
Sorenson	7.75%	1,859	7/1/2011	328	— [4]
Sorenson	8.88%	1,421	5/1/2017	182	— [5]
1717 Penn	6.13%	23,497	2/1/2009	1,921	21,431
1717 Penn	0.50%	244	2/1/2009	48	—

Total	7.88%	$390,040		$46,655

1.	Note paid in full 2/2/04.
2.	Prepayable after 12/19/05 at the rates stated in the loan documents.
3.	Prepayable at the rates stated in the loan documents.
4.	Note paid in full 3/5/04.
5.	Note paid in full 2/9/04.

For additional information regarding our office properties and their operation, see “Item 1. Business.”

Item 4. Security Ownership Of Certain Beneficial Owners And Management

The Operating Partnership is capitalized through the issuance of units. CarrAmerica serves as the sole general partner of the Operating Partnership and owns the general partnership interest and substantially all of the common limited partnership interest. CarrAmerica’s wholly owned subsidiary, CarrAmerica OP, LLC, a Delaware limited liability company, owns a nominal common limited partnership interest in the Operating Partnership. Together, CarrAmerica and CarrAmerica OP, LLC own a number of common units in the Operating Partnership equal to the number of shares of common stock of CarrAmerica outstanding on the date hereof. In connection with the UPREIT conversion, the Operating Partnership also issued to CarrAmerica 8,050,000 Series E Cumulative Redeemable Preferred Partnership Units with terms that are substantially the same as the economic terms of CarrAmerica’s Series E preferred stock. See “Description of Registrant’s Securities to Be Registered—Terms of Series E Preferred Units.” As of the date of this prospectus, no director or executive officer of CarrAmerica beneficially owned any units in the Operating Partnership.

Item 5. Directors and Executive Officers of the Registrant

We have no directors or executive officers. We are managed by CarrAmerica, as our general partner.

The additional information required for this item is hereby incorporated by reference to the material appearing under the heading “Election of Directors (Proposal 1)” on pages 3 through 10 in CarrAmerica’s definitive proxy statement for its annual meeting of stockholders held on April 29, 2004 (the “CarrAmerica Proxy Statement”) and on pages 8 and 9 under the heading “Our Directors” and on pages 10 through 13 under the heading “Our Executive Officers and Certain Key Employees” in CarrAmerica’s Annual Report on Form 10-K for the year ended December 31, 2003, copies of which are filed as an exhibit to this Form 10 and incorporated by reference herein.

Item 6. Executive Compensation

We have no directors or executive officers. We are managed by CarrAmerica, as our general partner.

The information required for this item with respect to CarrAmerica’s executive officers is hereby incorporated by reference to the material under the heading “Executive Compensation” appearing on pages 13 through 21 in the CarrAmerica Proxy Statement, copies of which are filed as an exhibit to this Form 10 and incorporated by reference herein.

Item 7. Certain Relationships and Related Transactions

The information required by this item appears under the heading “Certain Relationships and Related Transactions” on pages 25 and 26 of the Proxy Statement, copies of which are filed as an exhibit to this Form 10 and incorporated by reference herein.

Item 8. Legal Proceedings

The Operating Partnership is not party to any legal proceedings. CarrAmerica and its affiliates are parties to a variety of legal proceedings arising in the ordinary course of their businesses. All of those matters, taken together, are not expected to have a material adverse impact on CarrAmerica or the Operating Partnership.

HQ Global Stockholders

CarrAmerica is currently involved in a lawsuit filed in April 2000 by two stockholders of HQ Global arising out of the June 2000 merger transaction involving HQ Global and VANTAS Incorporated. These two stockholders originally brought claims against HQ Global, the board of directors of HQ Global, FrontLine Capital Group and CarrAmerica in Delaware Chancery Court. The two stockholders allege that, in connection with the merger transaction, CarrAmerica breached its fiduciary duties to the two stockholders and breached a contract with the stockholders. The claim relates principally to the allocation of consideration paid to CarrAmerica with respect to its interest in an affiliate of HQ Global that conducted international executive suites operations. The stockholders asked the court to rescind the transaction, or in the alternative to award compensatory and rescissory damages. The court determined that it would not rescind the merger transaction, but held open the possibility that compensatory damages could be awarded or that another equitable remedy might be available.

In connection with the HQ Global/VANTAS merger transaction, CarrAmerica agreed to indemnify all of the individuals who served as directors of HQ Global at the time of the transaction, including Thomas A. Carr, Oliver T. Carr, Jr. and Philip Hawkins, who currently serve as directors and/or executive officers of CarrAmerica, with respect to any losses incurred by them arising out of the above litigation (as well as related litigation that was resolved in CarrAmerica’s favor in the second quarter of 2003), if they first tried and were unsuccessful in getting the losses reimbursed by HQ Global or from insurance proceeds. It was expected at the time that these former directors would be indemnified against any of these losses by HQ Global, as required by HQ Global’s certificate of incorporation and bylaws. HQ Global has not satisfied its indemnity obligation to these directors, and in light of HQ Global’s bankruptcy filing in March 2002, is not likely to do so in the future. As a result, CarrAmerica has paid the costs incurred by these directors in connection with the above litigation. CarrAmerica has paid approximately $747,000 of costs pursuant to this indemnification arrangement, all of which represents amounts paid to legal counsel for these directors for this suit and the related litigation that was resolved in CarrAmerica’s favor in the second quarter of 2003.

We believe that these claims, including those asserted against CarrAmerica and against the former directors who it is obligated to indemnify, are without merit and that CarrAmerica and the former directors will ultimately prevail in this action, although there can be no assurance that the court will not find in favor of these stockholders. Because we will indemnify CarrAmerica in connection with any losses it may incur in connection with this matter, if the court did find in favor of these stockholders, such adverse result or any indemnification obligation arising from such adverse result could have a material adverse effect on our results of operations. Currently, these stockholders have not asserted the amount of any potential damages and, based on the preliminary proceedings to date, we are unable to determine a potential range of loss with respect to the claims against it or the former directors.

Broadband Office

On May 8, 2003, Broadband Office, Inc. (Broadband Office) and the official committee of unsecured creditors of Broadband Office Inc. filed a complaint in the United States Bankruptcy Court for the District of Delaware against a group of REITs, real estate operating companies and individuals, including CarrAmerica, its subsidiaries and Philip Hawkins, its President and Chief Operating Officer, relating to the formation, management and capitalization of Broadband Office. CarrAmerica was an equity investor in and customer of Broadband Office, and, at its request, Mr. Hawkins served as a member of the board of directors of Broadband Office until his resignation from the board of Broadband Office on May 2, 2001. Broadband Office filed for bankruptcy protection on May 9, 2001. The complaint, among other things, alleges breaches of fiduciary duties by CarrAmerica and Mr. Hawkins as a member of the Broadband Office board, seeks to recharacterize CarrAmerica’s investment as a holder of common stock to be one as a general unsecured creditor and/or as a general partner responsible jointly with all other alleged general partners for the outstanding debts of the corporation, and also seeks recovery of alleged preference payments made to CarrAmerica or its subsidiaries. The plaintiffs seek relief in an amount in excess of

$300 million jointly and severally from all defendants. CarrAmerica’s board of directors has determined that, based on Maryland law and its charter, CarrAmerica is permitted to indemnify Mr. Hawkins in connection with these claims, and has authorized CarrAmerica to advance to or on behalf of Mr. Hawkins his costs and expenses incurred in defending this claim. Currently CarrAmerica’s legal counsel is also defending Mr. Hawkins in this matter and CarrAmerica is paying those legal fees directly. If it is later determined that Mr. Hawkins was not entitled to indemnification under Maryland law or CarrAmerica’s charter, Mr. Hawkins has agreed to reimburse CarrAmerica for any costs or expenses advanced to him or on his behalf. On October 29, 2003, CarrAmerica filed a motion to dismiss all claims asserted in the complaint. Due to the inherent uncertainties of the judicial process and the early stage of this action, we are unable to either predict the outcome of or estimate a range of potential loss associated with, this litigation including its agreement to indemnify Mr. Hawkins. CarrAmerica disputes the plaintiffs’ claims and intends to vigorously defend this matter. While we believe that the outcome of this matter will not have a material adverse effect on our financial position or overall trends in results of operation, litigation is subject to inherent uncertainties. Because we will indemnify CarrAmerica in connection with any losses it may incur in connection with this matter, if this matter is not resolved in CarrAmerica’s favor, there exists the possibility of a material adverse impact on our financial condition or results of operations when the matter is resolved.

Winstar Communications

September 3, 2003, Winstar Communications and several affiliated entities (Winstar) brought suit against CarrAmerica, a number of other leading commercial real estate companies and the Building Owners and Managers Association International and Building Owners and Managers Association of New Jersey trade associations (BOMA). The suit asserts claims for violations of federal and state antitrust law, federal communications law, state business tort law, and seeks both monetary damages of an unspecified amount and injunctive relief. The claims are premised upon allegations that the real estate firms, through and with BOMA, colluded and agreed to deny Winstar necessary access to commercial real estate by denying Winstar access and/or charging Winstar disadvantageous and discriminatory fees that were higher than those charged to the incumbent local telephone companies. As a result of this alleged collusive conduct, Winstar claims that it has been damaged in its ability to provide competitive telecommunications services to customers leasing office space in the defendants’ commercial real estate properties.

Due to the inherent uncertainties of the judicial process and the early stage of this action, we are unable to either predict the outcome of, or estimate a range of potential loss associated with, this litigation. CarrAmerica disputes the plaintiffs’ claims and intends to vigorously defend this matter. While we believe that the outcome of this matter will not have a material adverse effect on our financial position or overall trends in results of operation, litigation is subject to inherent uncertainties. Because we will indemnify CarrAmerica in connection with any losses it may incur in connection with this matter, if this matter is not resolved in CarrAmerica’s favor, there exists the possibility of a material adverse impact on our financial condition or results of operations when the matter is resolved.

Item 9. Market For Registrant’s Common Equity & Distributions

There is no established public trading market for the units. As of March 15, 2004, there were two holders of record of the units. As of March 15, 2004, there were no options or warrants to purchase any of the units outstanding. In addition, as of March 15, 2004, there were no units that could be sold pursuant to Rule 144 under the Securities Act of 1993, as amended (the “Securities Act”), or that we have agreed to register under the Securities Act for sale by unitholders, and there were no units that are being, or have been publicly proposed to be, publicly offered by us.

Our ability to make distributions depends on a number of factors, including our net cash provided by operating activities, capital commitments and debt repayment schedules. Holders of units are entitled to receive distributions when, as and if declared by the Board of Directors of CarrAmerica, our sole general partner, out of any funds legally available for that purpose. As a REIT, CarrAmerica is required to distribute at least 90% of its taxable income to its stockholders on an annual basis. We are required under our partnership agreement to make such reasonable efforts, consistent with CarrAmerica’s qualification as a REIT, to make distributions to CarrAmerica in an amount sufficient to enable it to qualify as a REIT and avoid any federal income tax or excise tax liability.

Item 10. Recent Sales Of Unregistered Securities

In connection with the UPREIT conversion of CarrAmerica, we issued an aggregate of                      common units of limited partnership interest to CarrAmerica and CarrAmerica OP, LLC and 8,050,000 Series E Cumulative Redeemable Preferred Partnership Units to CarrAmerica in consideration of substantially all of CarrAmerica’s assets. The transaction did not involve a public offering of the units.

Item 11. Description Of Registrant’s Securities To Be Registered

For purposes of this item, the terms “Operating Partnership,” “we,” “us” and “our” refer only CarrAmerica Realty Operating Partnership, L.P.

General

The following description is a summary of what we believe to be the material provisions of the Agreement of Limited Partnership of the Operating Partnership, which we refer to as the partnership agreement. However, this description does not contain all of the provisions that govern the rights and obligations of holders of units of limited partnership and is subject to, and qualified in its entirety by, the partnership agreement. A copy of the partnership agreement in its entirety has been filed with the SEC as an exhibit to this registration statement.

The Operating Partnership is capitalized through the issuance of units. CarrAmerica serves as the sole general partner of the Operating Partnership and owns the general partnership interest and substantially all of the common limited partnership interest. CarrAmerica’s wholly owned subsidiary, CarrAmerica OP, LLC, a Delaware limited liability company, owns a nominal common limited partnership interest in the Operating Partnership. Together, CarrAmerica and CarrAmerica OP, LLC own a number of common units in the Operating Partnership equal to the number of shares of common stock of CarrAmerica outstanding on the date hereof. In connection with the UPREIT conversion, the Operating Partnership also issued to CarrAmerica 8,050,000 Series E Cumulative Redeemable Preferred Partnership Units with terms that are substantially the same as the economic terms of CarrAmerica’s Series E preferred stock.

The partnership agreement authorizes us to issue from time to time Class A Units and Class B Units and such additional classes of partnership units as may be created pursuant to the partnership agreement. Each Class B Unit will be converted automatically into a Class A Unit on the day immediately following the partnership record date for the distribution period in which such Class B Unit was issued.

The units have not been listed on any exchange or quoted on any national market system. Holders of units who are admitted to the Operating Partnership have the rights of limited partners under the partnership agreement and the Delaware Revised Uniform Limited Partnership Act, which we refer to as the Act. The partnership agreement imposes certain restrictions on the transfer of units, as described below.

Purposes, Business and Management

The purpose of the Operating Partnership includes the conduct of any business that may be conducted lawfully by a limited partnership formed under the Act, except that the partnership agreement requires our business to be conducted in a manner that will permit CarrAmerica to be classified as a REIT under Section 856 of the Internal Revenue Code of 1986, as amended, unless CarrAmerica ceases to qualify as a REIT for reasons other than the conduct of our business. Subject to the foregoing limitation, the Operating Partnership may enter into partnerships, joint ventures or similar arrangements and may own interests in any other entity.

CarrAmerica, as our sole general partner, has the exclusive power and authority to conduct our business, subject to the consent of the limited partners in certain limited circumstances described below. No limited partner may take part in the operation, management or control of our business by virtue of being a holder of units. In particular, the limited partners expressly acknowledge in the partnership agreement that the general partner is acting on behalf of the Operating Partnership’s limited partners and CarrAmerica’s stockholders collectively, and is under no obligation to consider the tax consequences to limited partners when making decisions for the benefit of the Operating Partnership.

Ability of CarrAmerica to Engage in Other Businesses; Conflicts of Interest

CarrAmerica generally may not conduct any business other than through the Operating Partnership without the consent of the holders of a majority of the limited partnership interests (not including the limited partnership interests held by CarrAmerica in its capacity as a limited partner in the Operating Partnership). Other persons (including officers, trustees, employees, agents and other affiliates of CarrAmerica) are not prohibited under the partnership agreement from engaging in other business activities and are not required to present any business opportunities to the Operating Partnership. In addition, the partnership agreement does not prevent another person or entity that acquires control of CarrAmerica in the future from conducting other businesses or owning other assets, even though such businesses or assets may be ones that it would be in the best interests of the limited partners for the Operating Partnership to own.

Distributions; Allocations of Income and Loss

The partnership agreement requires the distribution of available cash on at least a quarterly basis. Available cash is the net operating cash flow plus any reduction in reserves and minus interest and principal payments on debt, other cash expenditures (including capital expenditures), permitted investments in any entity, any additions to reserves and other adjustments, as determined by us in our sole and absolute discretion.

Other than with respect to the Series E Cumulative Redeemable Preferred Partnership Units held by CarrAmerica, which are entitled to a distribution preference of cumulative cash dividends at the rate of 7.50% per annum of the $25.00 liquidation preference per Series E Preferred Unit (equivalent to the annual rate of $1.8750 per Series E Preferred Unit), and unless we otherwise specifically agree in the partnership agreement or in an agreement entered into at the time a new class or series is created, no partnership interest will be entitled to a distribution in preference to any other partnership interest. A partner will not in any event receive a distribution of available cash with respect to an operating partnership unit if the partner is entitled to receive a distribution out of that same available cash with respect to a share of CarrAmerica for which that operating partnership unit has been exchanged or redeemed.

We will make reasonable efforts, as determined by us in our sole and absolute discretion and consistent with our qualification as a REIT, to distribute available cash:

•	to the limited partners so as to preclude the distribution from being treated as part of a disguised sale for federal income tax purposes, provided that we and CarrAmerica shall not have liability to a limited partner under any circumstances as a result of any distribution to a limited partner being so treated; and

•	to CarrAmerica, as general partner, in an amount sufficient to enable it to pay stockholder dividends that will satisfy its requirements for qualifying as a REIT and to avoid any federal income or excise tax liability for CarrAmerica.

Net income and net loss of the Operating Partnership are determined and allocated with respect to each fiscal year. Except as otherwise provided in the partnership agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the partnership agreement, net income and net loss are allocated to the general partner and the limited partners in accordance with their respective percentage interests in the class and among classes at the end of each fiscal year. The partnership agreement contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b), 1.704-2 and 1.752-3(a).

Borrowing by the Operating Partnership

CarrAmerica is authorized to cause us to borrow money and to issue and guarantee debt as it deems necessary for the conduct of our activities. Such debt may be secured by mortgages, deeds of trust, liens or encumbrances on our properties or the properties of and interests in our subsidiaries. CarrAmerica may pledge any or all of our assets to secure a loan or other financing for the benefit of CarrAmerica (the proceeds of which are not required to be contributed or loaned to us). CarrAmerica also may use our assets to, among other things, finance the conduct of the operations of CarrAmerica or the Operating Partnership, and lend funds to other persons or entities (including CarrAmerica). In addition, CarrAmerica also may cause us to borrow money to enable us to make distributions in an amount sufficient to permit CarrAmerica, so long as it qualifies as a REIT, to avoid the payment of any federal income tax.

Reimbursement of General Partner; Transactions with CarrAmerica and its Affiliates

CarrAmerica does not receive any compensation for its services as our general partner. CarrAmerica, however, has the right to allocations and distributions described above. In addition, we will reimburse CarrAmerica for all expenses incurred by it related to or resulting from the ownership and the operation of, or for the benefit of, the Operating Partnership. In the event that certain expenses are incurred for the benefit of the Operating Partnership and other entities (including CarrAmerica), CarrAmerica, as our general partner, will allocate such expenses to us and such other entities in a manner as CarrAmerica, in its sole and absolute discretion deems fair and reasonable. The Operating Partnership will reimburse CarrAmerica for all expenses incurred by it relating to any other offering of additional units.

Except as expressly permitted by the partnership agreement, we may not engage in any transactions with CarrAmerica and its affiliates except on terms that are fair and reasonable and no less favorable to us than would be obtained from an unaffiliated third party.

Liability of General Partner and Limited Partners

CarrAmerica, as our sole general partner, is liable for all of our general recourse obligations to the extent not paid by us. CarrAmerica OP, LLC is not liable for our nonrecourse obligations.

The limited partners of the Operating Partnership are not required to make additional contributions to the partnership. Assuming that a limited partner does not take part in the control of our business and otherwise acts in conformity with the provisions of the partnership agreement, the liability of the limited partner for our obligations under the partnership agreement and the Act is limited, subject to certain limited exceptions, generally to the loss of the limited partner’s investment in the Operating Partnership represented by his or her units. Under Delaware law, a limited partner may not receive a distribution from us if, at the time of the distribution and after giving effect thereto, our liabilities (other than liabilities to parties on account of their interests in us and liabilities for which recourse is limited to our specified property) exceed the fair value of our assets (other than the fair value of any property subject to our nonrecourse liabilities but only to the extent of such liabilities). The Act provides that a limited partner who receives a distribution knowing at the time that it violates the foregoing prohibition is liable to us for the amount of the distribution. Unless otherwise agreed, such a limited partner will not be liable for the return of such distribution after the expiration of three years from the date of such distribution.

CarrAmerica, as general partner of the Operating Partnership, and its directors and officers are not liable for monetary damages to the Operating Partnership, any partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, so long as CarrAmerica acted in good faith. To the fullest extent permitted by applicable law, the partnership agreement indemnifies CarrAmerica, as general partner, any of its officers or directors and other persons as we may designate from and against any and all losses, claims, damages, liabilities, expenses, judgments, fines, settlements and other amounts incurred in connection with any actions relating to the operations of the Operating Partnership, unless it is established by a final determination of a court of competent jurisdiction that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•	the indemnitee actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

CarrAmerica’s directors and officers have duties under applicable Maryland law to manage CarrAmerica in a manner consistent with the best interests of its stockholders. At the same time, CarrAmerica, as general partner, has fiduciary duties to manage the Operating Partnership in a manner beneficial to the Operating Partnership and its partners. CarrAmerica’s duties, as general partner, to the Operating Partnership and its limited partners, therefore, may come into conflict with the duties of CarrAmerica’s directors and officers to its stockholders.

We are qualified to conduct business in several states, and may qualify to conduct business in the future in certain other jurisdictions. Maintenance of limited liability may require compliance with certain legal requirements of those jurisdictions and certain other jurisdictions. Limitations on the liability of a limited partner for the obligations of a limited partnership have not been clearly established in many jurisdictions. Accordingly, if it were determined that the right, or exercise of the right by the limited partners, to make certain amendments to the partnership agreement or to take other action pursuant to the partnership agreement constituted “control” of our business for the purposes of the statutes of any relevant jurisdiction, the limited partners might be held personally liable for our obligations.

Sales of Assets

Under the partnership agreement, CarrAmerica generally has the exclusive authority to determine whether, when and on what terms our assets will be sold. However, CarrAmerica, as our general partner, may not cause us to sell, exchange, transfer or otherwise dispose of all or substantially all of our assets without the consent of holders of the majority of partnership interests, including those held by CarrAmerica in its capacity as a limited partner, except in certain limited circumstances described more fully in the partnership agreement.

Removal of CarrAmerica

The partnership agreement provides that the limited partners may not remove CarrAmerica as our general partner unless the shares of common stock of CarrAmerica corresponding to partnership units are no longer listed on any exchange or quoted on any national market system, in which case CarrAmerica will be subject to removal upon a majority vote of holders of limited partnership interests, including those held by CarrAmerica in its capacity as a limited partner.

Transfers

CarrAmerica, as general partner, generally may not transfer any of its partnership interests in the Operating Partnership, including any of its limited partnership interests, except in connection with a merger, consolidation or other combination with or into another person, a sale of all or substantially all of its assets or any reclassification, recapitalization or change of its outstanding shares. CarrAmerica may engage in such a transaction only if the transaction has been approved by the consent of the partners holding more than 50% of the then outstanding

Operating Partnership units, including any Operating Partnership units held by CarrAmerica in its capacity as a limited partner and in connection with which all limited partners have the right to receive consideration which, on a per unit basis, is equivalent in value to the consideration to be received by CarrAmerica’s stockholders, on a per share basis, and such other conditions are met that are expressly provided for in the partnership agreement. CarrAmerica will not withdraw from the Operating Partnership, except in connection with a transaction as described in the preceding sentence.

With certain limited exceptions, the limited partners may not transfer their interests in the Operating Partnership, in whole or in part, without CarrAmerica’s written consent, which consent may be withheld in its sole and absolute discretion.

CarrAmerica, as general partner, may prohibit any transfer of limited partnership units unless it receives a written opinion of legal counsel that the transfer would not require filing of a registration statement under the Securities Act or would not otherwise violate any federal, or state securities laws or regulations applicable to the Operating Partnership or the units. Further, no transfer of limited partnership units may be made if, in the opinion of legal counsel for the Operating Partnership:

•	the transfer would result in the Operating Partnership being treated as an association taxable as a corporation for federal income tax purposes or would result in a termination of the Operating Partnership for federal income tax purposes; or

•	the transfer would adversely affect CarrAmerica’s ability to continue to qualify as a REIT or would subject CarrAmerica to certain additional taxes or would subject the Operating Partnership to adverse tax consequences.

Except with CarrAmerica’s consent to the admission of the transferee as a limited partner, no transferee shall have any rights by virtue of the transfer other than the rights of an assignee, and will not be entitled to vote operating partnership units in any matter presented to the limited partners for a vote. CarrAmerica, as general partner, will have the right to consent to the admission of a transferee of the interest of a limited partner, which consent may be given or withheld by CarrAmerica in its sole and absolute discretion.

In the case of a proposed transfer of operating partnership units to a lender to the Operating Partnership or any person related to the lender whose loan constitutes a nonrecourse liability, the transferring partner must obtain CarrAmerica’s prior consent.

Redemption of Units

As a general rule, a limited partner may exercise a redemption right to redeem his or her operating partnership units at any time beginning one year following the date of the issuance of the operating partnership units held by the limited partner. If CarrAmerica gives the limited partners notice of its intention to make an extraordinary distribution of cash or property to its stockholders or effect a merger, a sale of all or substantially all of its assets, or any other similar extraordinary transaction, each limited partner may exercise its unit redemption right, regardless of the length of time it has held its operating partnership units. This unit redemption right begins when the notice is given, which must be at least 20 business days before the record date for determining stockholders eligible to receive the distribution or to vote upon the approval of the merger, sale or other extraordinary transaction, and ends on the record date. CarrAmerica, in its sole discretion, may shorten the required notice period of not less than 20 business days prior to the record date to determine the stockholders eligible to vote upon a merger transaction (but not any of the other covered transactions) to a period of not less than 10 calendar days so long as certain conditions set forth in the partnership agreement are met. If no record date is applicable, CarrAmerica must provide notice to the limited partners at least 20 business days before the consummation of the merger, sale or other extraordinary transaction.

A limited partner may exercise its unit redemption right by giving written notice to the Operating Partnership and CarrAmerica. The operating partnership units specified in the notice generally will be redeemed on the 10th business day following the date we received the redemption notice or, in the case of the exercise of a unit redemption right in connection with an extraordinary transaction, the date the Operating Partnership and CarrAmerica received the redemption notice. A limited partner may not exercise the unit redemption right for fewer than 1,000 operating partnership units, or if the limited partner holds fewer than 1,000 operating partnership units, all of the operating partnership units held by that limited partner. The redeeming partner will have no right to receive any distributions paid on or after the redemption date with respect to those operating partnership units redeemed.

Unless CarrAmerica elects to assume and perform the Operating Partnership’s obligation with respect to the unit redemption right, as described below, a limited partner exercising a unit redemption right will receive cash from the Operating Partnership in an amount equal to the market value of shares of CarrAmerica’s common stock for which the operating partnership units would have been redeemed if CarrAmerica had elected to assume and satisfy the Operating Partnership’s obligation by paying shares of CarrAmerica’s common stock, as described below. The market value of a share of CarrAmerica’s common stock for this purpose (assuming a market then exists) will be equal to the average of the closing trading price of a share of CarrAmerica’s common stock on the NYSE for the 10 trading days before the day on which the redemption notice was received.

Instead of the Operating Partnership acquiring the units being redeemed for cash, CarrAmerica has the right to elect to acquire on the redemption date the operating partnership units directly from a limited partner exercising the unit redemption right in exchange for either cash in the amount specified above or a number of shares of CarrAmerica’s common stock equal to the number of operating partnership units offered for redemption, adjusted as specified in the partnership agreement to take into account prior share dividends or any subdivisions or combinations of CarrAmerica’s common stock. No redemption or exchange can occur if delivery of common stock by CarrAmerica would be prohibited either under the provisions of its charter or under applicable federal or state securities laws, in each case regardless of whether CarrAmerica would in fact elect to assume and satisfy the unit redemption right with shares.

Issuance of Additional Limited Partnership Interests

CarrAmerica, as general partner, is authorized to cause the Operating Partnership to issue additional operating partnership units or other partnership interests to its partners, including CarrAmerica and its affiliates, or other persons. These operating partnership units may be issued in one or more classes or in one or more series of any class, with designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to one or more other classes of limited partnership interests (including operating partnership units held by us), as determined by CarrAmerica in its sole and absolute discretion without the approval of any limited partner, subject to limitations described below.

No operating partnership unit or interest may be issued to CarrAmerica as general partner or limited partner unless:

•	the Operating Partnership issues operating partnership units or other partnership interests in connection with the grant, award or issuance of shares or other equity interests in CarrAmerica having designations, preferences and other rights so that the economic interests attributable to the newly issued shares or other equity interests in CarrAmerica are substantially similar to the designations, preferences and other rights, except voting rights, of the operating partnership units or other partnership interests issued to CarrAmerica, and CarrAmerica contributes to the Operating Partnership the proceeds received by CarrAmerica from the issuance of the shares or other equity interests; or

•	the Operating Partnership issues the additional operating partnership units or other partnership interests to all partners holding operating partnership units or other partnership interests in the same class or series in proportion to their respective percentage interests in that class or series.

Preemptive Rights

Except to the extent expressly granted by the Operating Partnership in an agreement other than the partnership agreement, no person or entity, including any partner of the Operating Partnership, has any preemptive, preferential or other similar right with respect to:

•	additional capital contributions or loans to the Operating Partnership; or

•	the issuance or sale of any operating partnership units or other partnership interests.

Meetings; Voting

Meetings of the limited partners may be called only by CarrAmerica, on its own motion or upon written request of limited partners owning at least 25% of the percentage interest (as defined in the partnership agreement) of outstanding units entitled to vote on the matters to be considered at such meeting. Limited partners may vote either in person or by proxy at meetings. Any action that is required or permitted to be taken by our limited partners may be taken either at a meeting of the limited partners or without a meeting if consents in writing setting forth the action so taken are signed by limited partners owning not less than the minimum percentage interest of units that would be necessary to authorize or take such action at a meeting of the limited partners at which all limited partners entitled to vote on such action were present. Failure to respond to a request of the general partner for a written consent within the number of days specified by the general partner (but not less than 15 days), is deemed a consent in accordance with the recommendation of the general partner. The partnership agreement does not provide for annual meetings of the limited partners.

Amendment of Partnership Agreement

Amendments to the partnership agreement may be proposed by CarrAmerica, as general partner, or by any limited partner owning at least 25% of the total partnership interests. In general, the partnership agreement may be amended only with the approval of the general partner and limited partners holding more than 50% of the partnership interests held by the limited partners, including CarrAmerica. However, as general partner, CarrAmerica will have the power, without the consent of the limited partners, to amend the partnership agreement as may be required:

•	to add to CarrAmerica’s obligations as general partner or surrender any right or power granted to it as general partner or any of its affiliates for the benefit of the limited partners;

•	to reflect the admission, substitution, termination or withdrawal of partners in compliance with the partnership agreement;

•	to set forth the designations, rights, powers, duties and preferences of the holders of any additional partnership interests issued in accordance with the authority granted to CarrAmerica as general partner;

•	to reflect a change that does not adversely affect the limited partners in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement not inconsistent with law or with other provisions of the partnership agreement, or make other changes with respect to matters arising under the partnership agreement that will not be inconsistent with law or with the provisions of the partnership agreement; and

•	to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a federal, state or local agency or contained in federal, state or local law.

The approval of a majority of the partnership interests held by limited partners other than CarrAmerica is necessary to amend provisions regarding, among other things:

•	the issuance of partnership interests in general and the restrictions imposed on the issuance of additional partnership interests to CarrAmerica in particular;

•	the prohibition against removal of CarrAmerica as general partner by the limited partners;

•	restrictions on CarrAmerica’s power to conduct businesses other than owning partnership interests of the Operating Partnership and the relationship of CarrAmerica’s shares to operating partnership units;

•	limitations on transactions with affiliates;

•	CarrAmerica’s liability as general partner for monetary damages to the Operating Partnership;

•	partnership consent requirements for the sale of substantially all the assets of the Operating Partnership; or

•	the transfer of partnership interests held by CarrAmerica or the dissolution of the Operating Partnership.

Any amendment of the provision of the partnership agreement which allows the voluntary dissolution of the Operating Partnership before December 31, 2054 can be made only with the approval of 90% of the outstanding partnership interests, including partnership interests held by CarrAmerica.

Amendments to the partnership agreement that would, among other things:

•	convert a limited partner’s interest into a general partner’s interest;

•	modify the limited liability of a limited partner;

•	alter the interest of a partner in profits or losses, or the right to receive any distributions, except as permitted under the partnership agreement with respect to the admission of new partners or the issuance of additional operating partnership units; or

•	materially alter the unit redemption right of the limited partners,

must be approved by each limited partner or any assignee who is a bona fide financial institution that loans money or otherwise extends credit to a holder of operating partnership units or partnership interests that would be adversely affected by the amendment.

Tax Matters

Pursuant to the partnership agreement, the general partner is the tax matters partner of the Operating Partnership. Accordingly, through CarrAmerica’s role as the general partner of the operating partnership, it has authority to make tax elections under the Internal Revenue Code on behalf of the Operating Partnership.

Term

The Operating Partnership will continue until dissolved upon the first to occur of any of the following:

•	CarrAmerica’s withdrawal (other than an event of bankruptcy), unless within 90 days after the withdrawal a majority in interest, as defined in the partnership agreement, of the remaining partners consent in writing to continue the business of the Operating Partnership and to the appointment, effective as of the date of withdrawal, of a substitute general partner;

•	through December 31, 2054, an election by CarrAmerica, as general partner, with the consent of limited partners who hold 90% of the outstanding operating partnership units (including operating partnership units held by CarrAmerica);

•	an election by CarrAmerica, as general partner, in our sole and absolute discretion after December 31, 2054;

•	entry of a decree of judicial dissolution of the Operating Partnership pursuant to Delaware law;

•	the sale of all or substantially all of the assets and properties of the Operating Partnership for cash or for marketable securities; or

•	entry of a final and non-appealable judgment by a court of competent jurisdiction ruling that CarrAmerica is bankrupt or insolvent, or entry of a final and non-appealable order for relief against CarrAmerica, under any federal or state bankruptcy or insolvency laws, unless prior to or at the time of the entry of such judgment or order a majority in interest, as defined in the partnership agreement, of the remaining partners consent in writing to continue the business of the Operating Partnership and to the appointment, effective as of a date prior to the date of such order or judgment, of a substitute general partner.

Terms of Series E Preferred Units

The Operating Partnership currently has 8,050,000 Series E Cumulative Redeemable Preferred Units outstanding with terms that substantially mirror the economic terms of CarrAmerica’s 7.50% Series E Cumulative Redeemable Preferred Stock. All of the Series E Preferred Units are owned by CarrAmerica.

Rank

With respect to dividend rights and rights upon our liquidation, dissolution or winding up, the Series E Preferred Units ranks:

•	senior to all classes or series of our common units, and to any other class or series of our units of partnership interest issued by us not referred to in the second and third bullet points of this paragraph;

•	on parity with all equity securities issued by us in the future the terms of which specifically provide that such equity securities rank on a parity with the Series E Preferred Units with respect to dividend rights or rights upon our liquidation, dissolution or winding up; and

•	junior to all equity securities issued by us in the future the terms of which specifically provide that such equity securities rank senior to the Series E Preferred Units with respect to dividend rights or rights upon our liquidation, dissolution or winding up.

The term “units of partnership interest” does not include convertible debt securities, which rank senior to the Series E Preferred Units prior to conversion.

Distributions

Subject to the preferential rights of the holders of any class or series of our units ranking senior to the Series E Preferred Units as to distributions, CarrAmerica, as the sole holder of the Series E Preferred Units, is entitled to receive, when, as, and if declared out of our funds legally available for the payment of distributions, cumulative cash distributions at the rate of 7.50% of the liquidation preference per annum per Series E Preferred Unit (equivalent to $1.8750 per annum per unit).

Distributions on the Series E Preferred Units are cumulative and are payable quarterly in arrears on or about the last day of each February, May, August and November or, if such day is not a business day, on the next succeeding business day.

Any distribution payable on the Series E Preferred Units, including distributions payable for any partial distribution period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Distributions will be payable to CarrAmerica at the close of business on the applicable record date, which shall be the date designated by CarrAmerica’s board of directors for the payment of distributions that is not more than 30 nor less than 10 days prior to the scheduled distribution payment date. Notwithstanding any provision to the contrary in the designation of the Series E Preferred Units, each outstanding Series E Preferred Unit will be entitled to receive a distribution with respect to any distribution record date equal to the distribution paid with respect to each other Series E Preferred Unit that is outstanding on such date.

We will not declare distributions on the Series E Preferred Units, or pay or set apart for payment distributions on the Series E Preferred Units if the terms of any of our agreements, including any agreements relating to our indebtedness, prohibit such a declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach of or default under such an agreement. Likewise, no distributions will be declared by CarrAmerica or paid or set apart for payment if such declaration or payment is restricted or prohibited by law.

Notwithstanding the foregoing, distributions on the Series E Preferred Units will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of those distributions and whether or not those distributions are declared. Except as described in the next paragraph, unless full cumulative distributions on the Series E Preferred Units have been or contemporaneously are declared and paid in cash or declared and a sum sufficient for the payment thereof is set apart for payment for all past distribution periods and the then current distribution period, we will not:

•	declare or pay or set aside for payment distributions, and we will not declare or make any distribution of cash or other property, directly or indirectly, on or with respect to any shares of our common stock or shares of any other class or series of our capital stock ranking, as to distributions, on a parity with or junior to the Series E Preferred Units (other than a distribution paid in common units or in units of any other class or series of partnership interest ranking junior to the Series E Preferred Units as to distributions and upon liquidation), for any period; or

•	redeem, purchase or otherwise acquire for consideration, or make any other distribution of cash or other property, directly or indirectly, on or with respect to, or pay or make available any monies for a sinking fund for the redemption of, any common stock or on shares of any other class or series of our capital stock ranking, as to distributions and upon liquidation, on a parity with or junior to the Series E Preferred Units (except by conversion into or exchange for other shares of any class or series of capital stock ranking junior to the Series E Preferred Units).

When we do not pay distributions in full (or we do not set apart a sum sufficient to pay them in full) upon the Series E Preferred Units and the units of partnership interest ranking, as to distributions, on a parity with the Series E Preferred Units, we will declare any distributions upon the Series E Preferred Units and each such other class or series of partnership unit, as to distributions, on a parity with the Series E Preferred Units proportionately so that the amount of distributions declared per Series E Preferred Unit and such other class or series of partnership unit will in all cases bear to each other the same ratio that accrued distributions per unit on the Series E Preferred Units and such other class or series of preferred unit (which will not include any accrual in respect of unpaid distributions on such other class or series of partnership unit for prior distribution periods if such other class or series of partnership unit does not have a cumulative distribution) bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any distribution payment or payments on the Series E Preferred Units which may be in arrears.

CarrAmerica is not entitled to any distribution, whether payable in cash, property or units, in excess of full cumulative distributions on the Series E Preferred Units as described above. Any distribution payment made on the Series E Preferred Units will first be credited against the earliest accrued but unpaid distributions due with respect to those units which remain payable. Accrued but unpaid distributions on the Series E Preferred Units will accumulate as of the due date for the distribution payment on which they first become payable.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, the holders of Series E Preferred Units are entitled to be paid out of our assets legally available for distribution to our equity securityholders a liquidation preference of $25.00 per Series E Preferred Unit, plus an amount equal to any accrued and unpaid distributions (whether or not declared) to the date of payment, before any distribution or payment may be made to holders of common units or any other class or series of our units, as to liquidation rights, junior to the Series E Preferred Units. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the full amount of the liquidating distributions on all outstanding shares of Series E Preferred Units and the corresponding amounts payable on all units of partnership interest ranking, as to liquidation rights, on a parity with the Series E Preferred Units, then CarrAmerica, as holder of the Series E Preferred Units and each such other class or series of units ranking, as to liquidation rights, on a parity with the Series E Preferred Units will share proportionately in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Holders of Series E Preferred Units will be entitled to written notice of any liquidation. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series E Preferred Units will have no right or claim to any of our remaining assets. Our consolidation or merger with or into any other partnership, trust or other entity, or the sale, lease, transfer or conveyance of all or substantially all of our property or business, will not be deemed to constitute our liquidation, dissolution or winding up.

Redemption

In connection with the redemption by CarrAmerica of any or all shares of its Series E preferred stock, we will redeem a corresponding number of the Series E Preferred Units for cash equal to the redemption price of the Series E preferred stock being redeemed. The Series E preferred stock is not redeemable prior to September 25, 2008, except in order to preserve CarrAmerica’s status as a REIT for federal income tax purposes, and is redeemable after September 25, 2008 on the terms set forth in the applicable articles supplementary to CarrAmerica’s articles of incorporation.

Voting

Except as may be required by law, the general partner, in its capacity as the holder of the Series E Preferred Units, is not be entitled to vote at any meeting of the partners or for any other purpose or otherwise to participate in any action taken by the Operating Partnership or the partners, or to receive notice of any meeting of the partners.

Item 12. Indemnification Of Directors And Officers

We are managed by CarrAmerica, which serves as our general partner.

Our partnership agreement generally provides for indemnification of each Indemnitee (as defined below) against any losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, settlements and other amounts that relate to our operations or the operations of CarrAmerica in which such Indemnitee may be involved or is threatened to be involved, as a party or otherwise, unless it is established that:

•	the act or omission of the Indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•	the Indemnitee actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the Indemnitee had reasonable cause to believe that the act or omission was unlawful.

Under certain circumstances, reasonable expenses incurred by an Indemnitee who is a party to a proceeding may be paid or reimbursed by us in advance of the final disposition of the proceeding. In general, an “Indemnitee”

is (i) any person made a party to a proceeding by reasons of his status as (A) the general partner, (B) a limited partner, and (C) a director or officer of an entity described in (A), and (ii) such other persons (including affiliates of the Operating Partnership, CarrAmerica, and a limited partner) as the general partner may designate from time to time (whether before or after the event giving rise to potential liability) in its sole and absolute discretion.

CarrAmerica Realty Corporation:

CarrAmerica’s officers and directors are and will be indemnified under Maryland law and under the charter and by-laws of CarrAmerica.

Under Maryland law, a corporation formed in Maryland, as CarrAmerica is, is permitted to limit, by provision in its charter, the liability of directors and officers so that no director or officer of the company is liable to the company or to any stockholder for money damages except to the extent that:

•	the director or officer actually received an improper benefit in money, property or services, for the amount of the benefit or profit in money, property or services actually received; or

•	a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding in a proceeding that the director’s or officer’s action was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

The Maryland General Corporation Law also permits a Maryland corporation to indemnify present and former directors and officers (including any such person who, while serving in that capacity, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of a foreign or domestic corporation, partnership, joint venture, trust, other enterprise or employee benefit plan) against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of such service, unless it is established that either:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and either (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the Maryland General Corporation Law, a Maryland corporation may not, however, indemnify a director or advance expenses for a proceeding brought by the direct or against the corporation, except (x) for a proceeding to enforce indemnification under the Maryland General Corporation Law or (y) if the charter or bylaws of the corporation, a resolution of the board of directors of the corporation or an agreement approved by the board of directors of the corporation to which the corporation is a party expressly so provide. Also, in the case of a proceeding by or in the right of the corporation, the corporation may not indemnify in the case of a judgment of liability on the basis that a personal benefit was improperly received. In either situation described in this paragraph, a court may order indemnification only for expenses.

As a condition to advancing expenses, a Maryland corporation must first receive (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (2) a written undertaking by the director or officer or on his or her behalf to repay the amount paid or reimbursed by the Maryland corporation if it shall ultimately be determined that the standard of conduct was not met.

Under the Maryland General Corporation Law, a determination of entitlement to indemnification must be made by:

•	the board of directors by a majority vote of a quorum consisting of directors not, at the time, parties to the proceeding, or, if such a quorum cannot be obtained, then by a majority vote of a committee of the board consisting solely of two or more directors not, at the time, parties to such proceeding and who were fully designated to act in the matter by a majority vote of the full board in which the designated directors who are parties may participate;

•	special legal counsel selected by the board for a committee of the board by vote, or, if the requisite quorum of the full board cannot be obtained and the committee cannot be established, by a majority vote of the full board in which directors who are parties may participate; or

•	stockholders.

The charter and by-laws of CarrAmerica require CarrAmerica, to the fullest extent permitted by Section 2-418 of the Maryland General Corporation Law as in effect from time to time, indemnify any person who is or was, or is the personal representative of a deceased person who was a director or officer of CarrAmerica against any judgments, penalties, fines, settlements and reasonable expenses and any other liabilities, provided that, unless applicable law otherwise requires, indemnification shall be contingent upon a determination, by the Board of Directors by a majority vote of a quorum consisting of directors not, at the time, parties to the proceeding, or, if such a quorum cannot be obtained, then by a majority vote of a committee of the Board of Directors consisting solely of two or more directors not, at the time, parties to such proceeding and who were duly designated to act in the matter by a majority vote of the full Board in which the designated directors who are parties may participate or by special legal counsel selected by and if directed by the Board of Directors as set forth above, that indemnification is proper in the circumstances because such director, officer, employee, or agent has met the applicable standard of conduct prescribed by Section 2-418(b) of the Maryland General Corporation Law. CarrAmerica has entered into indemnification agreements with some of its trustees and executive officers to provide them with the indemnification to the full extent permitted by Maryland law and CarrAmerica’s charter and by-laws.

Item 13. Financial Statements And Supplementary Data

See “Index to Financial Statements” on page F-1 of this Form 10.

Item 14. Change In And Disagreements With Accountants On Accounting And Financial Disclosure

None.

Item 15. Financial Statements And Exhibits

(a) Financial Statements and Financial Statement Schedules

See “Index to Financial Statements” on page F-1 of this Form 10.

In addition, the Consolidated Financial Statements of CarrAmerica Realty Corporation for the years ended December 31, 2003, 2002 and 2001 (including independent auditor’s report) are filed as exhibits hereto and are incorporated herein by reference.

(b) Exhibits

2.1	Form of Contribution Agreement between CarrAmerica Realty Corporation and CarrAmerica Realty Operating Partnership, L.P.*

3.1	Form of Amended and Restated Agreement of Limited Partnership of CarrAmerica Realty Operating Partnership, L.P.*

10.1	Amended and Restated Agreement of Limited Partnership of Carr Realty Holdings, L.P. dated as of December 31, 2003 (incorporated by reference to Exhibit 10.1 to CarrAmerica’s Annual Report on Form 10-K for the year ended December 31, 2003).

10.2	1993 Carr Realty Option Plan (incorporated by reference to Exhibit 10.3 to CarrAmerica’s Registration Statement on Form S-11, No. 33-53626).

10.3	1995 Non-Employee Director Stock Option Plan (incorporated by reference to CarrAmerica’s Registration Statement on Form S-8, No. 33-92136).

10.4	First Amendment to CarrAmerica Realty Corporation 1995 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.12 to CarrAmerica’s Annual Report on Form 10-K for the year ended December 31, 1998).

10.5	Second Amendment to CarrAmerica Realty Corporation 1995 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).

10.6	1997 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.5 to CarrAmerica’s Annual Report on Form 10-K for the year ended December 31, 1996).

10.7	First Amendment to CarrAmerica Realty Corporation 1997 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.14 to CarrAmerica’s Annual Report on Form 10-K for the year ended December 31, 1998).

10.8	Second Amendment to CarrAmerica Realty Corporation 1997 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.15 to CarrAmerica’s Annual Report on Form 10-K for the year ended December 31, 1998).

10.9	Third Amendment to CarrAmerica Realty Corporation 1997 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.16 to CarrAmerica’s Annual Report on Form 10-K for the year ended December 31, 1998).

10.10	Fourth Amendment to CarrAmerica Realty Corporation 1997 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 of CarrAmerica’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).

10.11	Fifth Amendment to CarrAmerica Realty Corporation 1997 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.19 of CarrAmerica’s 1999 Annual Report on Form 10-K).

10.12	Noncompetition and Restriction Agreement by and among The Oliver Carr Company, Oliver T. Carr, Jr., Carr Realty Corporation and Carr Realty, L.P. (incorporated by reference to Exhibit 10.7 of CarrAmerica’s Registration Statement on Form S-11, No. 33-53626).

10.13	Consolidated, Amended and Restated Promissory Note dated March 19, 1999 from Carr Realty, L.P. to the Northwestern Mutual Life Insurance Company (incorporated by reference to Exhibit 10.21 of CarrAmerica’s 1999 Annual Report on Form 10-K).

10.14	Consent Agreement dated December 19, 2003 by and between the Northwestern Mutual Life Insurance Company and Capital 50 Associates (incorporated by reference to Exhibit 10.14 of CarrAmerica’s Annual Report on Form 10-K for the year ended December 31, 2003).

10.15	Consent Agreement dated December 19, 2003 by and between the Northwestern Mutual Life Insurance Company and Carr Realty, L.P. (incorporated by reference to Exhibit 10.15 of CarrAmerica’s Annual Report on Form 10-K for the year ended December 31, 2003).

10.16	Consolidated, Amended and Restated Deed of Trust and Security Agreement dated March 19, 1999 by and among Carr Realty, L.P., William H. Norton, and the Northwestern Mutual Life Insurance Company (incorporated by reference to Exhibit 10.22 of CarrAmerica’s 1999 Annual Report on Form 10-K).

10.17	Indemnification and Escrow Agreement by and among FrontLine Capital Group, CarrAmerica Realty Corporation and the other parties named therein dated as of June 1, 2000 (incorporated by reference to Exhibit 10.2 to CarrAmerica’s Current Report filed on Form 8-K filed June 16, 2000).

10.18	Stockholders Agreement among FrontLine Capital Group, HQ Global Workplaces, Inc. and CarrAmerica Realty Corporation dated as of June 1, 2000 (incorporated by reference to Exhibit 10.5 to CarrAmerica’s Current Report filed on Form 8-K filed June 16, 2000).

10.19	Amended and Restated Limited Liability Company Agreement Carr Office Park, L.L.C., dated as of August 15, 2000 (incorporated by reference to Exhibit 10.1 to CarrAmerica’s Current Report filed on Form 8-K filed September 1, 2000).

10.20	Change in Control Employment Agreement by and between CarrAmerica Realty Corporation and Philip L. Hawkins, dated May 6, 1999 (incorporated by reference to Exhibit 10.41 to CarrAmerica’s 2000 Annual Report on Form 10-K).

10.21	Change in Control Employment Agreement by and between CarrAmerica Realty Corporation and Thomas A. Carr, dated May 6, 1999 (incorporated by reference to Exhibit 10.43 to CarrAmerica’s 2000 Annual Report on Form 10-K).

10.22	Change in Control Employment Agreement by and between CarrAmerica Realty Corporation and Karen B. Dorigan, dated February 6, 2001 (incorporated by reference to Exhibit 10.44 to CarrAmerica’s 2000 Annual Report on Form 10-K).

10.23	Change in Control Employment Agreement by and between CarrAmerica Realty Corporation and Stephen E. Riffee, dated April 1, 2002 (incorporated by reference to Exhibit 10.2 to CarrAmerica’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

10.24	Change in Control Employment Agreement by and between CarrAmerica Realty Corporation and Linda Madrid, dated January 29, 2003 (incorporated by reference to Exhibit 10.1 CarrAmerica’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).

10.25	Revolving Credit Agreement dated June 28, 2001 among CarrAmerica Realty Corporation, as Borrower, The Chase Manhattan Bank, as Bank and Administrative Agent for the Banks, J.P. Morgan Securities Inc., as Lead Arranger, Exclusive Advisor and Sole Bookrunner, Bank of America, N.A. as Syndication Agent, PNC Bank, National Association, as Documentation Agent, Commerzbank AG, New York Branch, as Documentation Agent, First Union National Bank, as Documentation Agent, and the Banks Listed in the Revolving Credit Agreement (incorporated by reference to Exhibit 10.1 to CarrAmerica’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

10.26	Guaranty of Payment dated June 28, 2001 by CarrAmerica Realty L.P. in favor of Chase Manhattan Bank (incorporated by reference to Exhibit 10.2 to CarrAmerica’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

10.27	Amendment No. 3 to Revolving Credit Agreement and Ratification and Reaffirmation of Guaranty dated May 31, 2003 (incorporated by reference to Exhibit 10.1 to CarrAmerica’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).

12.1	Statement re computation of ratios.

21.1	List of Subsidiaries.

99.1	Information under the heading “Item 1–Business–The Company–Our Directors” included on pages 8 and 9 of CarrAmerica’s Annual Report on Form 10-K for the year ended December 31, 2003.

99.2	Information under the heading “Item 1–Business–The Company–Our Executive Officers and Certain Key Employees” included on pages 10 through 13 of CarrAmerica’s Annual Report on Form 10-K for the year ended December 31, 2003.

99.3	Information under the heading “Election of Directors (Proposal 1)” included on pages 3 through 10 of CarrAmerica’s Definitive Proxy Statement relating to its 2004 Annual Meeting of Stockholders.

99.4	Information under the heading “Executive Compensation” included on pages 13 through 21 of CarrAmerica’s Definitive Proxy Statement relating to its 2004 Annual Meeting of Stockholders.

99.5	Information under the heading “Certain Relationships and Related Transactions” included on pages 25 and 26 CarrAmerica’s Definitive Proxy Statement relating to its 2004 Annual Meeting of Stockholders.

99.6	Amendment and Restatement of Articles of Incorporation of CarrAmerica Realty Corporation, as amended on April 29, 1996 and April 30, 1996 (incorporated by reference to the same numbered exhibit to CarrAmerica’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1996).

99.7	Articles of Amendment of Amendment and Restatement of Articles of Incorporation of CarrAmerica Realty Corporation (incorporated by reference to Exhibit 3.1 to CarrAmerica’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).

99.8	Second Amendment and Restatement of By-laws of CarrAmerica Realty Corporation (incorporated by references to Exhibit 3.1 to CarrAmerica’s Current Report on Form 8-K filed on February 12, 1997).

99.9	Articles of Amendment of Amended and Restated Articles of Incorporation of CarrAmerica Realty Corporation effective May 1, 2003 (incorporated by reference to Exhibit 3.1 to CarrAmerica’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).

99.10	Third Amended and Restated By-Laws of CarrAmerica Realty Corporation adopted July 31, 2003, as amended February 5, 2004.

99.11	Consolidated financial statements and schedules of CarrAmerica Realty Corporation included in CarrAmerica’s Annual Report on Form 10-K for the year ended December 31, 2003.

*	To be filed by amendment

CARRAMERICA REALTY OPERATING PARTNERSHIP, L.P.

INDEX TO FINANCIAL STATEMENTS

The following balance sheet of CarrAmerica Realty Operating Partnership, L.P. and the Independent Auditors’ Report thereon are attached hereto:

Independent Auditors’ Report	F-2
Balance Sheet of CarrAmerica Realty Operating Partnership, L.P. as of March 25, 2004	F-3
Note to Balance Sheet	F-4

INDEPENDENT AUDITORS’ REPORT

The Partners

CarrAmerica Realty Operating Partnership, L.P.:

We have audited the accompanying balance sheet of CarrAmerica Realty Operating Partnership, L.P. (the Partnership) as of March 25, 2004. This financial statement is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of CarrAmerica Realty Operating Partnership, L.P. as of March 25, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Washington, D.C.

March 26, 2004

CARRAMERICA REALTY OPERATING PARTNERSHIP, L.P.

BALANCE SHEET

AS OF MARCH 25, 2004

Assets
Cash	$1,000

Total assets	$1,000

Liabilities and Partners’ Capital

Liabilities	$—
Partners’ Capital
General partner	10
Limited partners	990

Total partners’ capital	1,000

Total liabilities and partners’ capital	$1,000

See accompanying note to the balance sheet.

CARRAMERICA REALTY OPERATING PARTNERSHIP, L.P.

NOTE TO BALANCE SHEET

1.	Organization

In March 2004, we were formed as a Delaware limited partnership in connection with CarrAmerica Realty Corporation’s (CarrAmerica) planned restructuring of its holdings into what is commonly referred to as an umbrella partnership REIT or UPREIT structure. CarrAmerica is our sole 1% general partner and 98% limited partner. CarrAmerica’s wholly owned subsidiary, CarrAmerica OP, LLC, a Delaware limited liability company, also owns a 1% limited partnership interest in us. In connection with the planned restructuring, CarrAmerica will contribute substantially all of its assets to us in exchange for our assumption of substantially all of CarrAmerica’s liabilities and common and preferred partnership units. After the contribution, CarrAmerica intends to conduct its activities through us.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on March 30, 2004.

CARRAMERICA REALTY OPERATING PARTNERSHIP, L.P., a Delaware limited partnership

By:	CarrAmerica Realty Corporation, its general partner

	By:	/s/ Thomas A. Carr
Chief Executive Officer and Chairman of the Board

INDEX TO EXHIBITS

Exhibit

2.1	Form of Contribution Agreement between CarrAmerica Realty Corporation and CarrAmerica Realty Operating Partnership, L.P.*

3.1	Form of Amended and Restated Agreement of Limited Partnership of CarrAmerica Realty Operating Partnership, L.P.*

10.1	Amended and Restated Agreement of Limited Partnership of Carr Realty Holdings, L.P. dated as of December 31, 2003 (incorporated by reference to Exhibit 10.1 to CarrAmerica’s Annual Report on Form 10-K for the year ended December 31, 2003).

10.3	1993 Carr Realty Option Plan (incorporated by reference to Exhibit 10.3 to CarrAmerica’s Registration Statement on Form S-11, No. 33-53626).

10.4	1995 Non-Employee Director Stock Option Plan (incorporated by reference to CarrAmerica’s Registration Statement on Form S-8, No. 33-92136).

10.4	First Amendment to CarrAmerica Realty Corporation 1995 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.12 to CarrAmerica’s Annual Report on Form 10-K for the year ended December 31, 1998).

10.5	Second Amendment to CarrAmerica Realty Corporation 1995 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).

10.6	1997 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.5 to CarrAmerica’s Annual Report on Form 10-K for the year ended December 31, 1996).

10.7	First Amendment to CarrAmerica Realty Corporation 1997 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.14 to CarrAmerica’s Annual Report on Form 10-K for the year ended December 31, 1998).

10.8	Second Amendment to CarrAmerica Realty Corporation 1997 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.15 to CarrAmerica’s Annual Report on Form 10-K for the year ended December 31, 1998).

10.9	Third Amendment to CarrAmerica Realty Corporation 1997 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.16 to CarrAmerica’s Annual Report on Form 10-K for the year ended December 31, 1998).

10.10	Fourth Amendment to CarrAmerica Realty Corporation 1997 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 of CarrAmerica’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).

10.11	Fifth Amendment to CarrAmerica Realty Corporation 1997 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.19 of CarrAmerica’s 1999 Annual Report on Form 10-K).

10.12	Noncompetition and Restriction Agreement by and among The Oliver Carr Company, Oliver T. Carr, Jr., Carr Realty Corporation and Carr Realty, L.P. (incorporated by reference to Exhibit 10.7 of CarrAmerica’s Registration Statement on Form S-11, No. 33-53626).

10.14	Consolidated, Amended and Restated Promissory Note dated March 19, 1999 from Carr Realty, L.P. to the Northwestern Mutual Life Insurance Company (incorporated by reference to Exhibit 10.21 of CarrAmerica’s 1999 Annual Report on Form 10-K).

10.16	Consent Agreement dated December 19, 2003 by and between the Northwestern Mutual Life Insurance Company and Capital 50 Associates (incorporated by reference to Exhibit 10.14 of CarrAmerica’s Annual Report on Form 10-K for the year ended December 31, 2003).

10.17	Consent Agreement dated December 19, 2003 by and between the Northwestern Mutual Life Insurance Company and Carr Realty, L.P. (incorporated by reference to Exhibit 10.15 of CarrAmerica’s Annual Report on Form 10-K for the year ended December 31, 2003).

10.17	Consolidated, Amended and Restated Deed of Trust and Security Agreement dated March 19, 1999 by and among Carr Realty, L.P., William H. Norton, and the Northwestern Mutual Life Insurance Company (incorporated by reference to Exhibit 10.22 of CarrAmerica’s 1999 Annual Report on Form 10-K).

10.17	Indemnification and Escrow Agreement by and among FrontLine Capital Group, CarrAmerica Realty Corporation and the other parties named therein dated as of June 1, 2000 (incorporated by reference to Exhibit 10.2 to CarrAmerica’s Current Report filed on Form 8-K filed June 16, 2000).

10.22	Stockholders Agreement among FrontLine Capital Group, HQ Global Workplaces, Inc. and CarrAmerica Realty Corporation dated as of June 1, 2000 (incorporated by reference to Exhibit 10.5 to CarrAmerica’s Current Report filed on Form 8-K filed June 16, 2000).

10.23	Amended and Restated Limited Liability Company Agreement Carr Office Park, L.L.C., dated as of August 15, 2000 (incorporated by reference to Exhibit 10.1 to CarrAmerica’s Current Report filed on Form 8-K filed September 1, 2000).

10.24	Change in Control Employment Agreement by and between CarrAmerica Realty Corporation and Philip L. Hawkins, dated May 6, 1999 (incorporated by reference to Exhibit 10.41 to CarrAmerica’s 2000 Annual Report on Form 10-K).

10.25	Change in Control Employment Agreement by and between CarrAmerica Realty Corporation and Thomas A. Carr, dated May 6, 1999 (incorporated by reference to Exhibit 10.43 to CarrAmerica’s 2000 Annual Report on Form 10-K).

10.22	Change in Control Employment Agreement by and between CarrAmerica Realty Corporation and Karen B. Dorigan, dated February 6, 2001 (incorporated by reference to Exhibit 10.44 to CarrAmerica’s 2000 Annual Report on Form 10-K).

10.23	Change in Control Employment Agreement by and between CarrAmerica Realty Corporation and Stephen E. Riffee, dated April 1, 2002 (incorporated by reference to Exhibit 10.2 to CarrAmerica’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

10.24	Change in Control Employment Agreement by and between CarrAmerica Realty Corporation and Linda Madrid, dated January 29, 2003 (incorporated by reference to Exhibit 10.1 CarrAmerica’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).

10.28	Revolving Credit Agreement dated June 28, 2001 among CarrAmerica Realty Corporation, as Borrower, The Chase Manhattan Bank, as Bank and Administrative Agent for the Banks, J.P. Morgan Securities Inc., as Lead Arranger, Exclusive Advisor and Sole Bookrunner, Bank of America, N.A. as Syndication Agent, PNC Bank, National Association, as Documentation Agent, Commerzbank AG, New York Branch, as Documentation Agent, First Union National Bank, as Documentation Agent, and the Banks Listed in the Revolving Credit Agreement (incorporated by reference to Exhibit 10.1 to CarrAmerica’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

10.29	Guaranty of Payment dated June 28, 2001 by CarrAmerica Realty L.P. in favor of Chase Manhattan Bank (incorporated by reference to Exhibit 10.2 to CarrAmerica’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

10.30	Amendment No. 3 to Revolving Credit Agreement and Ratification and Reaffirmation of Guaranty dated May 31, 2003 (incorporated by reference to Exhibit 10.1 to CarrAmerica’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).

12.1	Statement re computation of ratios

21.1	List of Subsidiaries.

99.1	Information under the heading “Item 1–Business–The Company–Our Directors” included on pages 8 and 9 of CarrAmerica’s Annual Report on Form 10-K for the year ended December 31, 2003.

99.2	Information under the heading “Item 1–Business–The Company–Our Executive Officers and Certain Key Employees” included on pages 10 through 13 of CarrAmerica’s Annual Report on Form 10-K for the year ended December 31, 2003.

99.3	Information under the heading “Election of Directors (Proposal 1)” included on pages 3 through 10 of CarrAmerica’s Definitive Proxy Statement relating to its 2004 Annual Meeting of Stockholders.

99.4	Information under the heading “Executive Compensation” included on pages 13 through 21 of CarrAmerica’s Definitive Proxy Statement relating to its 2004 Annual Meeting of Stockholders.

99.5	Information under the heading “Certain Relationships and Related Transactions” included on pages 25 and 26 CarrAmerica’s Definitive Proxy Statement relating to its 2004 Annual Meeting of Stockholders.

99.6	Amendment and Restatement of Articles of Incorporation of CarrAmerica Realty Corporation, as amended on April 29, 1996 and April 30, 1996 (incorporated by reference to the same numbered exhibit to CarrAmerica’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1996).

99.7	Articles of Amendment of Amendment and Restatement of Articles of Incorporation of CarrAmerica Realty Corporation (incorporated by reference to Exhibit 3.1 to CarrAmerica’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).

99.8	Second Amendment and Restatement of By-laws of CarrAmerica Realty Corporation (incorporated by references to Exhibit 3.1 to CarrAmerica’s Current Report on Form 8-K filed on February 12, 1997).

99.9	Articles of Amendment of Amended and Restated Articles of Incorporation of CarrAmerica Realty Corporation effective May 1, 2003 (incorporated by reference to Exhibit 3.1 to CarrAmerica’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).

99.10	Third Amended and Restated By-Laws of CarrAmerica Realty Corporation adopted July 31, 2003, as amended February 5, 2004.

99.11	Consolidated financial statements and schedules of CarrAmerica Realty Corporation included in CarrAmerica’s Annual Report on Form 10-K for the year ended December 31, 2003.

*	To be filed by amendment